PURCHASE AGREEMENT
relating to the Alcan Cable business
by and among
RIO TINTO ALCAN INC.,
ALCAN ASIA LIMITED,
ALCAN CORPORATION
and
GENERAL CABLE CORPORATION

May 18, 2012

TABLE OF CONTENTS

Article I	DEFINITIONS; CONSTRUCTION	2
1.1	Definitions	2
1.2	Construction	20
Article II	SALE AND PURCHASE	21
2.1	Sale and Purchase of the Shares	21
2.2	Sale and Purchase of Canada Purchased Assets	21
2.3	North America Closing	21
2.4	China Closing	21
Article III	PURCHASE PRICE AND PURCHASE PRICE ADJUSTMENT	22
3.1	Purchase Price.	22
3.2	Estimate of Working Capital, Indebtedness and Intracompany Indebtedness.	23
3.3	Closing Purchase Price Adjustments.	24
3.4	Post-Closing Purchase Price Adjustments.	25
3.5	Canada Prorations	30
3.6	Canada Consents to Assignment	30
3.7	Remittances and Related Matters	30
Article IV	ITEMS TO BE DELIVERED AT THE CLOSINGS	31
4.1	Items to be Delivered at the North America Closing.	31
4.2	Items to be Delivered at the China Closing.	34
Article V	REPRESENTATIONS AND WARRANTIES OF SELLERS	35
5.1	Authorization.	35
5.2	Ownership of Shares and Capitalization.	36
5.3	Ownership of Assets	37
5.4	Financial Statements	38
5.5	Tax Matters.	38
5.6	No Asbestos	40
5.7	Absence of Changes	40
5.8	Compliance with Law and Proceedings.	41
5.9	Material Contracts.	42
5.1	Employees and Labor Matters.	44
5.11	Employee Benefits.	46
5.12	Environmental Matters	48
5.13	Insurance	48
5.14	Solvency	49
5.15	Brokers and Finders	49
5.16	Disclaimer	49
Article VI	REPRESENTATIONS AND WARRANTIES OF BUYER	49
6.1	Authorization.	49
6.2	Purchase for Investment	50
6.3	Proceedings	50
6.4	Financing	50
6.5	Brokers and Finders	50
6.6	Canadian Tax Matters.	50
6.7	Non-Reliance	51

Article VII	ADDITIONAL COVENANTS AND AGREEMENTS	51
7.1	Conduct of Business.	51
7.2	Public Announcements	53
7.3	Access and Information.	54
7.4	Competition Laws.	54
7.5	Intracompany Indebtedness; Affiliate Transactions	56
7.6	Notification	56
7.7	Certain Resignations and Deliveries.	57
7.8	Employee Matters.	57
7.9	Non-Competition Obligations of Sellers.	69
7.1	Further Assurances.	70
7.11	Tax Election in Respect of Non-Competition.	71
7.12	Preparation and Filing of Tax Returns.	72
7.13	Tax Sharing Agreements	73
7.14	Tax Cooperation	74
7.15	338(h)(10) Election.	74
7.16	Tax Matters relating to Canada Purchased Assets.	74
7.17	Release	75
7.18	Insurance	76
7.19	Release of Credit Support; Indemnification	76
7.2	No Solicitation	77
7.21	Director and Officer Liability and Indemnification.	77
7.22	Capital Expenditures	78
7.23	Assistance with Financial Information	78
7.24	Confidentiality.	79
7.25	Payment of Hong Kong Stamp Duty	80
7.26	Hedging Contracts	80
7.27	Rod Supply Agreement	80
Article VIII	CONDITIONS PRECEDENT TO THE CLOSINGS	81
8.1	Conditions of the Parties Obligations to Effect the North America Closing	81
8.2	Conditions of the Parties Obligations to Effect the China Closing	81
8.3	Conditions to Obligations of Buyer to Effect the North America Closing	81
8.4	Conditions to Obligations of Buyer to Effect the China Closing	82
8.5	Conditions to Obligations of Sellers to Effect the North America Closing	82
8.6	Conditions to Obligations of Sellers to Effect the China Closing	82
Article IX	TERMINATION	83
9.1	Termination.	83
9.2	Termination Fee.	86
9.3	Specific Performance; Remedies Cumulative	86
9.4	Effect of Termination	87
Article X	INDEMNIFICATION	87
10.1	Indemnification by Sellers	87
10.2	Indemnification by Buyer	87
10.3	Tax Indemnification.	88
10.4	Certain Limitations.	88
10.5	Payment Adjustments.	90

10.6	Indemnification Procedures.	90
10.7	Survival of Representations and Warranties	92
10.8	Exclusive Remedy	92
Article XI	MISCELLANEOUS	92
11.1	Transfer Taxes; Fees and Expenses.	92
11.2	Notices	93
11.3	Entire Agreement	94
11.4	Amendment; Waivers	94
11.5	Severability	94
11.6	Counterparts	95
11.7	Assignment; Successors and Assigns	95
11.8	No Third Party Beneficiaries	95
11.9	Governing Law; Jurisdiction	95
11.1	Waiver of Jury Trial	95
11.11	Currency	96
11.12	Sellers’ Representative.	96

EXHIBITS
Exhibit A	—	Closing Working Capital Statement Principles
Exhibit B	—	Form of Molten Metal Supply Agreement
Exhibit C-1	—	Form of Trademark License Agreement
Exhibit C-2	—	Form of Patent License Agreement
Exhibit C-3	—	Form of Trademark Assignment
Exhibit C-4	—	Form of Patent Assignment
Exhibit C-5	—	Form of Domain Name Assignment and Agreement
Exhibit D	—	Significant Detriment
Exhibit E	—	Form of Transition Services Agreement
Exhibit F	—	Price Allocation Methodology for Canada Purchased Assets
Exhibit G	—	Competition Laws
Exhibit H	—	Section 338(h)(10) Price Allocation Methodology
Exhibit I	—	Purchase Price Illustration

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT, dated as of May 18, 2012, is made and entered into by and among Rio Tinto Alcan Inc., a corporation organized under the Canada Business Corporations Act (“RTA”), Alcan Asia Limited, a company limited by shares organized under the laws of Hong Kong (“Alcan Asia”), Alcan Corporation, a Texas corporation (“Alcan Corp.” and, collectively with RTA and Alcan Asia, “Sellers”), and General Cable Corporation, a Delaware corporation (“Buyer” and, collectively with Sellers, the “Parties”).
WHEREAS, RTA owns, leases or has rights to use the assets comprising the Canada Business (as defined below);
WHEREAS, Alcan Asia owns all of the equity interests (the “China Shares”) of EPA Holdings Limited, a company limited by shares organized under the laws of Hong Kong (the “China Company”), which owns all of the equity interests in Alcan (Tianjin) Alloy Products Co. Ltd, a wholly foreign owned enterprise established under the Laws of the People’s Republic of China (“Tianjin Subsidiary” and, collectively with the China Company, the “China Companies”);
WHEREAS, Alcan Corp. owns all of the issued and outstanding shares of common stock, par value $0.01 per share (the “US Shares”), of Alcan Products Corporation, a Texas corporation (the “US Company”);
WHEREAS, the US Company owns 49,999 of the issued and outstanding shares and RTA owns one issued and outstanding share (the “Alcan Cable de Mexico Share”), together comprising all of the issued and outstanding shares of Alcan Cable de Mexico S.A. de C.V., a company established under the Laws of Mexico (“Alcan Cable de Mexico”), and the US Company owns 49,999 of the issued and outstanding shares and Alcan Corp. owns one issued and outstanding share (the “Distribución Share” and, collectively with the Alcan Cable de Mexico Share, the “Mexico Shares”)(the Mexico Shares, collectively with the China Shares and the US Shares, the “Shares”), together comprising all of the issued and outstanding shares of ACM Distribución, S.A. de C.V. (“Distribución”), a company established under the Laws of Mexico (collectively with Alcan Cable de Mexico, the “Mexico Companies”); and

WHEREAS, Sellers wish to sell the Shares and the Canada Purchased Assets (as defined below) to Buyer, and Buyer wishes to purchase the Shares and the Canada Purchased Assets from Sellers, on the terms and subject to the conditions and for the consideration described in this Agreement.
NOW, THEREFORE, in consideration of the mutual promises and covenants set forth below and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

Article IARTICLE 1
DEFINITIONS; CONSTRUCTION
1.1    Definitions. As used in this Agreement, the following terms have the meanings specified in this Section 1.1.
“2012 CapEx Plan” has the meaning given in Section 7.22.
“Accounting Firm” has the meaning given in Section 3.4(e).
“Affiliate” of a Person means a Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the first Person.
“Aggregate China Purchase Price” has the meaning given in Section 3.1(c).
“Aggregate North America Purchase Price” has the meaning given in Section 3.1(b).
“Agreement” means this Purchase Agreement, including the Exhibits and the Sellers Disclosure Letter.
“Alcan Asia” has the meaning given in the preamble of this Agreement.
“Alcan Cable de Mexico” has the meaning given in the recitals of this Agreement.
“Alcan Cable de Mexico Share” has the meaning given in the recitals of this Agreement.
“Alcan Corp.” has the meaning given in the preamble of this Agreement.
“Allocation Schedule” has the meaning given in Section 7.15(b).
“Ancillary Agreements” means the Metal Supply Agreements, the Shared IP Agreements, the Canada Transfer Documents, the IP Assignment Agreements and Transition Services Agreement.
“Assets” has the meaning given in Section 5.3.
“Auditors” has the meaning given in Section 7.23.
“Basket” has the meaning given in Section 10.4(a).
“Business” means the business of manufacturing and selling:
(i)    aluminum wires and cables for electrical energy transmission and other products; and
(ii)    aluminum rod and strip products, as manufactured and sold by the Group Companies (and RTA with respect to the Canada Business including aluminum rod manufactured at the Lapointe Works Facility located in Arvida, Quebec, Canada) as of the North America Closing Date or, solely with respect to the China Companies, the China Closing Date. For the avoidance of doubt, the term “Business” includes the Canada Business and excludes the manufacture of aluminum rod by RTA at any facility in Canada other than the Lapointe Works Facility located in Arvida, Quebec, Canada.
“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Montréal, Canada are authorized or required to close. Solely for purposes of determining the China Calculation Date and the China Closing Date, “Business Day” also excludes any day on which commercial banks in the PRC are authorized or required to close.
“Business Employee” means any employee of the Group Companies or any employee who is primarily engaged in the Canada Business.
“Buyer” has the meaning given in the preamble of this Agreement.
“Buyer Actuary” has the meaning given in Section 7.8(c).
“Buyer Benefit Plans” has the meaning given in Section 7.8(a).
“Buyer Indemnitees” has the meaning given in Section 10.1.
“Buyer’s Disclosure Letter” means the letter delivered by Buyer to RTA on the date of this Agreement which contains certain information concerning employee benefits that Buyer shall provide to Continuing Employees.
“Buyer’s Pension Plan” has the meaning given in Section 7.8(c).
“Canada Allocation Schedule” has the meaning given in Section 3.1(e).
“Canada Assignable Right” has the meaning given in Section 3.6.
“Canada Assumed Liabilities” means the following Liabilities relating to the Canada Business, except to the extent included in the Canada Excluded Liabilities:
(a)    All North America Current Liabilities as related solely to the Canada Business as of the opening of business on the North America Closing Date (for the avoidance of doubt this shall not include any deferred income Tax Liabilities or other income Tax Liabilities);
(b)    All Liabilities under the Canada Contracts and the Canada Leases (other than Liabilities resulting from a breach of or default by RTA thereunder) excluding in all events the Retained Benefit Plan Liabilities and other Liabilities specifically retained by Sellers pursuant to Section 7.8;
(c)    All Liabilities to or with respect to Canada Non-Unionized Continuing Employees and Canada Unionized Continuing Employees, excluding in all events the Retained Benefit Plan Liabilities and other Liabilities specifically retained by Sellers pursuant to Section 7.8;
(d)    All Liabilities arising under any of the Governmental Approvals included in the Canada Purchased Assets;
(e)    All Liabilities relating to the products of the Canada Business manufactured, delivered or sold prior to the opening of business on the North America Closing Date, whether arising under warranty, contract, equity, tort, strict liability, product liability, Laws or otherwise; and
(f)    All other Liabilities arising out of the operation of the Canada Business or the use of the Canada Purchased Assets, except for the Canada Excluded Liabilities.
“Canada Business” means the Business in Canada.
“Canada Business Benefit Plan” means any oral or written agreement, plan, program, fund, policy, contract, arrangement or enforceable understanding providing rights to compensation, benefits, pension, retirement, savings, profit sharing, stock bonus, stock option, stock purchase, stock ownership, stock appreciation right, phantom or stock equivalent, bonus, incentive, deferred compensation, hospitalization, housing, maternity, education, medical, dental, vision, vacation, insurance, sick pay, disability, death benefit, severance, supplementary unemployment benefits, perquisites, or similar employee benefits, or any salary reduction agreement, change-of-control agreement, retention agreement, employment agreement or consulting agreement, for the benefit of any current or former Business Employee, director, consultant or contractor with respect to only the Canada Business and the beneficiaries and dependents thereof, which is now maintained or contributed to, as the case may be, by RTA.
“Canada Business Employees” means any Business Employees who are employed in the Canada Business as of the opening of business on the North America Closing Date.
“Canada Contracts” means all Contracts of the Canada Business as of the opening of business on the North America Closing Date to the extent not expressly included in the Canada Excluded Assets and all outstanding but unaccepted bids and quotes of the Canada Business.
“Canada Excluded Assets” means the following assets relating to the Canada Business as of the opening of business on the North America Closing Date:
(a)    All cash and cash equivalents, deferred income Tax assets and all current income Tax receivables of RTA;
(b)    All books and records which (i)  RTA is required by Law to retain, which books and records shall be subject to the provisions of Section 7.24(b), as applicable; (ii) relate to any other Canada Excluded Assets and not the Canada Purchased Assets; or (iii) constitute RTA’s minute books or other general corporate records;
(c)    All shares of capital stock of any Person other than the Group Companies;
(d)    All insurance policies and insurance benefits, subject to the provisions of Section 7.18;

(e)    All claims of RTA against any Person to the extent relating to any of the Canada Excluded Assets or the Canada Excluded Liabilities;
(f)    The Retained Retirement Plan Assets;
(g)    All claims for and rights of RTA to receive refunds, rebates or similar payments of Taxes and other charges of Governmental Authorities, all Tax Returns and all notes, worksheets, files or documents relating thereto;
(h)    All Contracts solely between RTA and any one or more Affiliates of RTA, and, except as otherwise provided in Exhibit A, any related positive or negative inter-company balances, and except for the Ancillary Agreements and the Contracts listed in Section 1.1(a) of the Sellers Disclosure Letter (and the positive or negative balances thereunder);
(i)    Except as otherwise provided in the Shared IP Agreements and the IP Assignment Agreements, all rights to the trade names, trademarks, service marks and corporate and fictitious names of RTA including “Alcan” and variations of it; and
(j)    All rights that accrue to RTA under this Agreement and the Ancillary Agreements.
“Canada Excluded Liabilities” means all Liabilities relating to the Canada Business which are not included in the Canada Assumed Liabilities. Without limiting the foregoing, the Canada Excluded Liabilities shall include:
(a)    All Liabilities relating to Taxes of RTA (including all Liabilities pursuant to any Tax sharing agreement, Tax indemnification or similar arrangement);
(b)    All Liabilities relating to Indebtedness as of the opening of business on the North America Closing Date;
(c)    All Liabilities relating to the Canada Excluded Assets;
(d)    All Liabilities of RTA to any of its directors, officers or shareholders, other than accrued compensation and expense reimbursements for the Canada Non-Unionized Continuing Employees and the Canada Unionized Continuing Employees;
(e)    All Liabilities of RTA under this Agreement and the Ancillary Agreements;
(f)    All Liabilities relating to any non-acquired business divisions of Sellers’ Affiliates;
(g)    All Liabilities relating to Contracts solely between RTA and any one or more Affiliates of RTA, and except as otherwise provided in Exhibit A, any related positive or negative inter-company balances, and except for the Ancillary Agreements and the Contracts listed in Section 1.1(a) of the Sellers Disclosure Letter (and the positive or negative balances thereunder); and

(h)    All Retained Benefit Plan Liabilities and other Liabilities specifically retained by Sellers pursuant to Section 7.8.
“Canada Leases” means the interests (including security deposits) under any lease, rental agreement, license, right to use or installment, conditional sale agreement and any other Contract pertaining to the use or lease of the Canada Real Property or personal property used primarily in the Canada Business as of the opening of business on the North America Closing Date.
“Canada Non-Unionized Employees” means all Business Employees actively employed by RTA on the North America Closing Date primarily with respect to the Canada Business whose terms of employment are not covered by the terms of a Collective Bargaining Agreement.
“Canada Non-Unionized Continuing Employees” has the meaning given in Section 7.8(c)(i).
“Canada Pension Agreement” means the agreement entitled “Protocole d’entente concernant des modifications au Régime agréé de pensions Alcan (Québec)” entered into on July 8, 2009 between RTA and 14 local unions affiliated with the CAW – Canada.
“Canada Purchased Assets” means all of the following assets of RTA Related to the Canada Business as of the opening of business on the North America Closing Date, except to the extent included in the Canada Excluded Assets:
(a)    All accounts receivable (including all GST/QST collectible thereon to the extent that the liability to remit such collectible to the Taxing Authority is retained by RTA);
(b)    All inventory, including raw materials, work-in-progress and finished goods;
(c)    The Canada Leases;
(d)    The Canada Real Property;
(e)    All vehicles, machinery, equipment, furniture, tools, supplies and other tangible personal property located at the Canada Real Property or otherwise Related to the Canada Business, together with any express or implied warranty by the manufacturers, lessors or sellers thereof;
(f)    The Canada Contracts, as well as other unperformed agreements and unaccepted bids and quotes that constitute Canada Assumed Liabilities;
(g)    All Intellectual Property and technology Related to the Canada Business (except the Intellectual Property included in the Canada Excluded Assets);
(h)    All supplier and customer lists;
(i)    All prepaid assets, prepaid expenses, claims for refund, rights to offset and deposits, including prepaid rent and prepaid payments to suppliers;

(j)    All books and records, including price lists, marketing information, marketing literature, books, advertising material, personnel records, sales records, historical and financial records, surveys, plans, assessments, correspondence, business reports and other files, data or information, financial or otherwise, including all data, information and databases stored on computer-related or other electronic media; provided, however, RTA shall be able to retain copies of such books and records, which shall be subject to the provisions of Section 7.24(b), as applicable;
(k)    All Governmental Approvals to the extent transferable to Buyer;
(l)    All Claims related to the foregoing; and
(m)    All other assets Related to the Canada Business including all North America Current Assets as related solely to the Canada Business, except for the Canada Excluded Assets.
“Canada Purchase Price Liabilities” means the Canada Assumed Liabilities of RTA that are incurred, accrued or due prior to the North America Closing Date, but only to the extent that they are reflected on the North America Closing Statement.
“Canada Real Property” means the real property comprising RTA’s Lapointe facility, St. Maurice facility, Vaughan warehouse, Montreal facility and Toronto office Related to the Canada Business, and all buildings, fixtures, railroad tracks and other improvements, privileges, rights, easements and appurtenances on or to such real property.
“Canada Transfer Documents” has the meaning given in Section 4.1(a).
“Canada Unionized Continuing Employees” has the meaning given in Section 7.8(c).
“Canadian Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended, including the regulations promulgated thereunder.
“Canadian Competition Approval” means that in respect of the North America Sale:
(a)    the Commissioner of Competition shall have issued an advance ruling certificate under Section 102 of the Canadian Competition Act and such certificate shall have not been modified or withdrawn; or
(b)    (i) the waiting period under Section 123 of the Canadian Competition Act shall have expired or been terminated, and (ii) Buyer shall have been advised in writing by the Commissioner of Competition that the Commissioner of Competition does not, at that time, intend to make an application under Section 92 of the Canadian Competition Act in respect of the transactions contemplated by this Agreement, any terms and conditions attached to such advice (a “no action letter”) shall be acceptable to Buyer acting reasonably, and such no action letter shall have not been modified or withdrawn.
“China Adjustment Amount” has the meaning given in Section 3.4(g).
“China Calculation Date” means the last Business Day of the calendar month immediately preceding the China Closing Date.
“China CapEx Variation” has the meaning given in Section 3.4(b).
“China Closing” has the meaning given in Section 2.4.
“China Closing Date” has the meaning given in Section 2.4.
“China Closing Date WAIC” means the weighted-average cost of inventory with respect to the aggregate amount of aluminum in inventory, as determined in accordance with the Closing Working Capital Statement Principles and as recorded on the books and records of the China Companies as of the close of business on the China Calculation Date and shall be calculated as the gross value of the aggregate amount of aluminum-based inventory divided by the number of aluminum-equivalent pounds in inventory as of the China Calculation Date.
“China Closing Indebtedness” means the aggregate outstanding Indebtedness of the China Companies, including all accrued but unpaid interest thereon and any other amounts payable with respect thereto, net of any cash and cash equivalents of the China Companies, as of the close of business on the China Calculation Date, but excluding all Indebtedness taken into account in the calculation of the Net Intracompany Indebtedness.
“China Closing Net Intracompany Indebtedness” means the aggregate outstanding Net Intracompany Indebtedness of the China Companies, as of the close of business on the China Calculation Date.
“China Closing Statement” has the meaning given in Section 3.4(b).
“China Closing Working Capital Statement” means a statement of the China Working Capital as of the close of business on the China Calculation Date, prepared in accordance with the Closing Working Capital Statement Principles.
“China Companies” has the meaning given in the recitals of this Agreement.
“China Company’s Authorized Representative” means the authorized representative of the China Company as the sole shareholder of the Tianjian Subsidiary, whose name has been filed with the competent Governmental Authority of PRC.
“China Company” has the meaning given in the recitals of this Agreement.
“China Competition Law” means the Anti-Monopoly Law of the PRC, and the rules and regulations promulgated thereunder.
“China Continuing Employees” has the meaning given in Section 7.8(d).
“China Current Assets” means the current assets of the China Companies, as determined in accordance with the Closing Working Capital Statement Principles.

“China Current Liabilities” means the current liabilities of the China Companies, as determined in accordance with the Closing Working Capital Statement Principles.
“China Estimates” has the meaning given in Section 3.2(b).
“China Sale” has the meaning given in Section 8.2.
“China Shares” has the meaning given in the recitals of this Agreement.
“China Social Security Benefits” means any benefits, insurance, funding, contributions or payments payable pursuant to the applicable PRC Laws in connection with the employment, or secondment solely with respect to non Chinese nationals if applicable, of any person within PRC including employees of the Tianjin Subsidiary and any of its branches or liaison offices within PRC.
“China Tax Circular 698” means the Circular to Strengthen the Administration of Enterprise Income Tax for the Income of Equity Interest Transfers by Non Resident Enterprises (Guoshuihan [2009] No. 698༉ (《关于加强非居民企业股权转让所得企业所得税管理的通知》) issued by the State Administration of Taxation of PRC.
“China Working Capital” means the China Current Assets minus China Current Liabilities, as of the close of business on the China Calculation Date.
“Claim” means any action, cause of action, claim, demand, suit, proceeding or investigation, civil, criminal or regulatory, in law or in equity.
“Closing Working Capital Statement Principles” means the principles set forth on Exhibit A.
“Closing Date” means the China Closing Date or the North America Closing Date, as applicable.
“Closings” means the China Closing and the North America Closing.
“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.
“Collective Bargaining Agreement” has the meaning given in Section 5.10(a).
“Combined Cap” has the meaning given in Section 10.4(b).
“Commissioner of Competition” means the Commissioner of Competition appointed under Section 7(1) of the Canadian Competition Act or any Person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition.
“Competing Business” has the meaning given in Section 7.9(a).
“Competition Laws” means all merger control, competition or foreign investment Laws of any jurisdiction.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of October 6, 2011, by and between Buyer and RTA.
“Consent” means any consent, clearance, approval, authorization, certificate of authorization, waiver, permit, license, exemption or order of, registration or filing with, or report or notice to, any Person, including any Governmental Authority.
“Consolidated Taxes” means all federal, state, provincial or local income Taxes, domestic or foreign, that are paid on a consolidated, unitary, combined or similar basis with respect to Tax Returns that include one of more of the Group Companies, on the one hand, or Sellers and any of their Affiliates (other than the Group Companies), on the other hand.
“Consolidated Tax Returns” means any Tax Returns with respect to Consolidated Taxes.
“Continuing Employees” has the meaning given in Section 7.8(a).
“Contract” means any oral or written contract, agreement, arrangement, purchase order, note, mortgage, indenture, license, lease, sublease, undertaking, understanding, commitment, entitlement or engagement.
“Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.
“Controlled Group Liability” means any and all Liabilities under (i) Title IV of ERISA, (ii) Sections 302, 303 and 304 of ERISA, (iii) Sections 412 and 4971 of the Code and (iv) corresponding or similar provisions of foreign Laws, other than such Liabilities that relate to Business Employees and arise solely out of, or relate solely to, the Group Company Benefit Plans.
“De Minimis Loss” has the meaning given in Section 10.4(a).
“Distribución” has the meaning given in the recitals of this Agreement.
“Distribución Share” has the meaning given in the recitals of this Agreement.
“D&O Indemnified Person” has the meaning given in Section 7.21(a).
“Draft Legislation” has the meaning given in Section 7.11(a).
“Environmental Law” means any applicable Law relating to the environment or regulating or imposing liability or standards concerning pollution or the protection of the environment, including surface water, groundwater, ambient air, surface or subsurface soil or wildlife habitat.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“Estimated China Closing Indebtedness” has the meaning given in Section 3.2(b).
“Estimated China Closing Net Intracompany Indebtedness” has the meaning given in Section 3.2(a).
“Estimated China Working Capital” has the meaning given in Section 3.2(b).
“Estimated North America Closing Indebtedness” has the meaning given in Section 3.2(a).
“Estimated North America Closing Net Intracompany Indebtedness” has the meaning given in Section 3.2(a).
“Estimated North America Working Capital” has the meaning given in Section 3.2(a).
“Exchange Act” has the meaning given in Section 7.23.
“Final China Closing Indebtedness” means the amount of China Closing Indebtedness, as finally determined in accordance with Section 3.4.
“Final China Closing Net Intracompany Indebtedness” means the amount of China Closing Net Intracompany Indebtedness as finally determined in accordance with Section 3.4.
“Final China Working Capital” means the amount of China Working Capital, as finally determined in accordance with Section 3.4.
“Final North America Closing Indebtedness” means the amount of North America Closing Indebtedness as finally determined in accordance with Section 3.4.
“Final North America Closing Net Intracompany Indebtedness” means the amount of North America Closing Net Intracompany Indebtedness as finally determined in accordance with Section 3.4.
“Final North America Working Capital” means the amount of North America Working Capital, as finally determined in accordance with Section 3.4.
“Final Purchase Price” has the meaning given in Section 3.1(c).
“Financial Statements” has the meaning given in Section 5.4.
“Funding Up Contribution” has the meaning given in Section 7.8(c).
“GST/QST” means the goods and services tax levied under Part IX of the Excise Tax Act

(Canada) and the Québec sales tax levied under Part I of the Act respecting the Quebec Sales Tax.
“Governmental Approval” means any Consent of, with or to any Governmental Authority.
“Governmental Authority” means any national, state, municipal, provincial or local government or jurisdiction, any entity exercising executive, legislative, judicial, regulatory or administrative functions of government, including any government authority, agency, department, board, commission or instrumentality of the United States, Canada, Mexico, the PRC or any other foreign nation or jurisdiction (including any State of the United States) or any political subdivision or official thereof and any court, tribunal, mediator and any arbitrator or arbitration board, panel or body.
“Grandfathered Employee” has the meaning given in Section 7.8(b).
“Group Companies” means the China Companies, the Mexico Companies and the US Company, collectively.
“Group Company Benefit Plan” means any oral or written agreement, plan, program, fund, policy, contract, arrangement or enforceable understanding providing rights to compensation, benefits, pension, retirement, savings, profit sharing, stock bonus, stock option, stock purchase, stock ownership, stock appreciation right, phantom or stock equivalent, bonus, incentive, deferred compensation, hospitalization, housing, maternity, education, medical, dental, vision, vacation, insurance, sick pay, disability, death benefit, severance, supplementary unemployment benefits, perquisites, or similar employee benefits, or any salary reduction agreement, change-of-control agreement, retention agreement, employment agreement or consulting agreement, for the benefit of any current or former Business Employee, director, consultant or contractor with respect to only the Group Companies and the beneficiaries and dependents thereof, which is now maintained or contributed to, as the case may be, by the Group Companies or their ERISA Affiliates, including (i) any “employee benefit plan” (as defined in Section 3(3) of ERISA) and (ii) any “multiemployer plan” (as defined in Section 3(7) of ERISA) but excluding any pension, health or drug plan, workers’ compensation insurance or any other arrangement maintained by a Governmental Authority and required to be provided or funded by Law.
“Hazardous Substances” means any friable asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), gasoline or petroleum or petroleum byproducts, hazardous wastes, toxic substances, radioactive substances, pollutants or contaminants defined as such in or regulated under any applicable Environmental Law.
“Hedging Contracts” has the meaning given in Section 7.26.
“IFRS” means the international financial reporting standards and interpretations adopted by the International Accounting Standards Board.
“Indebtedness” means, with respect to any Person and as related to any Group Company or the Canada Business, without duplication: (i) all obligations of such Person for borrowed money (including any such obligations evidenced by bonds, debentures, notes or similar instruments); (ii)

all lease obligations of such Person capitalized on the books and records of such Person; (iii) all guaranties of such Person of any of the foregoing types of Indebtedness of any other Person; and (iv) all amounts not otherwise included in China Current Liabilities or North America Current Liabilities that relate to the Business Employees and for which Buyer has agreed to assume Liability under this Agreement, but excluding, solely for the purposes of Sections 3.2, 3.3 and 3.4, amounts already included in the China Working Capital or the North America Working Capital, as applicable.
“Indemnified Party” has the meaning given in Section 10.6(a).
“Indemnifying Party” has the meaning given in Section 10.6(a).
“Intellectual Property” means all registered or unregistered trademarks, service marks, trade names, trade dress, rights in web sites, telephone and facsimile numbers, email addresses, domain names, copyrights, mask works and other semiconductor chip rights, patents, rights to inventions, discoveries, design rights, rights in confidential information (including know-how, trade secrets and confidential formulae, recipes, processes and processing methods, technology and techniques), software, including source, object, binary and executable code and all items and documentation related thereto, and all similar proprietary intellectual property rights, including, as applicable, all going concern value and goodwill, associated with any of the foregoing and all registrations and applications to register or renew the registration of any of the foregoing.
“IP Assignment Agreements” means (i) the Trademark Assignment, in substantially the form attached hereto as Exhibit C-3, to be entered into by RTA (as assignor) and Buyer (as assignee), (ii) the Patent Assignment, in substantially the form attached hereto as Exhibit C-4, to be entered into by RTA (as assignor) and Buyer (as assignee), and (iii) the Domain Name Assignment and agreement, in substantially the form attached hereto as Exhibit C-5, to be entered into by RTA (as assignor) and Buyer (as assignee).
“IRS” means the United States Internal Revenue Service.
“Knowledge of Sellers” and similar phrases shall mean the actual knowledge of those Persons named in Section 1.1(b) of the Sellers Disclosure Letter, after due inquiry directed to the Person or Persons who directly report to the Persons named in Section 1.1(b) of the Sellers Disclosure Letter and who, by virtue of the position of such Person or Persons, would reasonably be expected to be informed as to the subject matter of the inquiry.
“Law” means any federal, state, provincial, local, foreign, multinational or international law, constitution, principle of common or civil law, statute, treaty, ordinance, measure, rule, regulation, notice, order or code.
“Liabilities” means any liabilities or obligations of any kind whatsoever, whether accrued, unaccrued, absolute, disputed, contingent, changing, known, secured, unsecured, joint, several, unknown, determinable, indeterminable, liquidated, unliquidated, vested, unvested, or otherwise and whether due or to become due in the future.
“Lien” means any mortgage, pledge, hypothecation, claim, security interest, encumbrance,

encroachment, title defect or irregularity, option, right of way, right of first option or refusal, adverse claim, easement, servitude (registered or unregistered, including those in favor of utilities companies), covenant, condition, restriction, lien or charge.
“Long-Stop Date” has the meaning given in Section 9.1(a).
“Losses” has the meaning given in Section 10.1.
“Material Contract” has the meaning given in Section 5.9(b).
“Metal Supply Agreements” means the (i) Molten Metal Supply Agreement and (ii) Rod Supply Agreement.
“Mexico” means the United Mexican States.
“Mexico Business Employees” means any Business Employees who are employed by the Mexico Companies or otherwise employed in Mexico by Sellers as of the opening of business on the North America Closing Date.
“Mexico Companies” has the meaning given in the recitals of this Agreement.
“Mexico Competition Law” means the Federal Law of Economic Competition of Mexico, and the rules and regulations promulgated thereunder.
“Mexico Continuing Employees” has the meaning given in Section 7.8(e).
“Mexico Shares” has the meaning given in the recitals of this Agreement.
“Molten Metal Supply Agreement” means that certain Metal Supply Agreement, in substantially the form attached hereto as Exhibit B, by and between Rio Tinto Alcan Inc. and Buyer.
“Net China Purchase Price” has the meaning given in Section 3.1(c).
“Net Intracompany Indebtedness” means (i) (A) any Indebtedness owed to any of Sellers or their Affiliates by any of the Group Companies or by RTA with respect to the Canada Business or payable to any of Sellers or their respective Affiliates by any of the Group Companies or by RTA with respect to the Canada Business plus (B) any service fees, management charges or payments for group relief and for other Tax-related balances incurred by any Group Company or RTA with respect to the Canada Business as a result of such Group Company’s or RTA’s membership in a corporate group comprising Sellers or any of their Affiliates and the Group Companies or RTA with respect to the Canada Business, plus (C) in the case of (A) and (B), any accrued but unpaid interest thereon, minus (ii) (A) any Indebtedness owed to any of the Group Companies or RTA with respect to the Canada Business by any of Sellers or their respective Affiliates or payable to any of the Group Companies or RTA with respect to the Canada Business by any of Sellers or their respective Affiliates, plus (B) any accrued but unpaid interest thereon; provided, however, that after the North America Closing, the Mexico Companies and the US Company shall not be considered Affiliates of Sellers for purposes of this definition and after the China Closing, the China Companies shall not be considered Affiliates of Sellers for purposes of this definition. For the avoidance of doubt, the calculation of “Net Intracompany Indebtedness” shall not include (i) any Indebtedness owed to any Group Company by any other Group Company or receivable by any Group Company from any other Group Company or (ii) any accrued but unpaid interest thereon.
“Net North America Purchase Price” has the meaning given in Section 3.1(b).
“Non-Compete” has the meaning given in Section 7.11(a).
“North America Adjustment Amount” has the meaning given in Section 3.4(f).
“North America Calculation Date” means the last Business Day of the calendar month immediately preceding the North America Closing Date.
“North America Cap” has the meaning given in Section 10.4(b).
“North America CapEx Variation” has the meaning given in Section 3.4(a).
“North America Closing” has the meaning given in Section 2.3.
“North America Closing Date” has the meaning given in Section 2.3.
“North America Closing Date WAIC” means the weighted-average cost of inventory with respect to the aggregate amount of aluminum in inventory, as determined in accordance with the Closing Working Capital Statement Principles and as recorded on the books and records of RTA (solely with respect to the Canada Business), the Mexico Companies and the US Company as of the close of business on the North America Calculation Date and shall be calculated as the gross value of the aggregate amount of aluminum-based inventory divided by the number of aluminum-equivalent pounds in inventory as of the North America Calculation Date.
“North America Closing Indebtedness” means the aggregate outstanding Indebtedness of the US Company and the Mexico Companies, including all accrued but unpaid interest thereon and any other amounts payable with respect thereto, net of any cash and cash equivalents of the US Company or the Mexico Companies, as of the close of business on the North America Calculation Date, but excluding all Indebtedness taken into account in the calculation of the Net Intracompany Indebtedness.
“North America Closing Net Intracompany Indebtedness” means the aggregate outstanding Net Intracompany Indebtedness of the US Company, the Mexico Companies and RTA with respect to the Canada Business, as of the close of business on the North America Calculation Date.
“North America Closing Statement” has the meaning given in Section 3.4(a).
“North America Closing Working Capital Statement” means a statement of the North America Working Capital as of the close of business on the North America Calculation Date, prepared in accordance with the Closing Working Capital Statement Principles.

“North America Current Assets” means the consolidated current assets of the Canada Business, the Mexico Companies and the US Company, as determined in accordance with the Closing Working Capital Statement Principles.
“North America Current Liabilities” means the consolidated current liabilities of the Canada Business, the Mexico Companies and the US Company, as determined in accordance with the Closing Working Capital Statement Principles.
“North America Estimates” has the meaning given in Section 3.2(a).
“North America Sale” has the meaning given in Section 8.1.
“North America Working Capital” means North America Current Assets minus North America Current Liabilities, as of the close of business on the North America Calculation Date.
“Notice” has the meaning given in Section 11.2.
“Notice of Disagreement” has the meaning given in Section 3.4(d).
“Order” means any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Authority or arbitrator.
“Ordinary Course” or “Ordinary Course of Business” means the conduct of the Business substantially in accordance with normal day-to-day customs, practices and procedures, consistent in nature, scope and magnitude with past practice of the Business.
“Outside Date” has the meaning given in Section 9.1(a).
“Parties” has the meaning given in the preamble of this Agreement.
“Permitted Liens” means: (i) Liens reflected in or reserved against in the Financial Statements; (ii) Liens for Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings and for which there are accruals or reserves available for the payment thereof to the extent required under the Closing Working Capital Statement Principles; (iii) Liens of warehousemen, mechanics and materialmen and other similar Liens incurred in the Ordinary Course of Business; (iv) zoning ordinances; (v) legal highways, easements, and rights-of-way; (vi) reservations, restrictive covenants and servitudes, and other similar rights, and any subdivision and development, servicing or site plan or other similar instrument and (vii) Liens that do not materially detract from the value of the property owned or leased by the Group Companies or the Canada Business or materially interfere with the current use thereof.
“Person” means any natural person, firm, limited liability company, general or limited partnership, association, corporation, company, joint venture, trust, Governmental Authority, operating division or other entity.
“PRC” means the People’s Republic of China excluding Hong Kong, Macau and Taiwan.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.
“Reallocation” has the meaning given in Section 7.11(b).
“Released Person” has the meaning given in Section 7.17.
“Releasing Person” has the meaning given in Section 7.17.
“Related to the Business” means necessary for and primarily related to, primarily used in or primarily held for use in connection with, the Business.
“Related to the Canada Business” means necessary for and primarily related to, primarily used in or primarily held for use in connection with, the Canada Business.
“Representatives” means, with respect to any Person, such Person’s accountants, counsel, financial advisors, representatives, consultants, directors, officers, managers, employees, stockholders, partners, members and other advisors and agents.
“Retained Benefit Plan Liabilities” has the meaning given in Section 7.8.
“Retained Employees” has the meaning given in Section 7.8(b).
“Retained Retirement Plan Assets” has the meaning given in Section 7.8.
“Retained Retirement Plan Liabilities” has the meaning given in Section 7.8.
“Rod Supply Agreement” means that certain Metal Supply Agreement (Rod), effective as of January 1, 2012, by and between RTA and US Company.
“RTA” has the meaning given in the preamble of this Agreement.
“Section 338(h)(10) Election” has the meaning given in Section 7.15(a).
“Securities Acts” has the meaning given in Section 6.2.
“Seller Actuary” has the meaning given in Section 7.8(c).
“Seller Indemnitees” has the meaning given in Section 10.2.
“Sellers” has the meaning given in the preamble of this Agreement.
“Sellers’ Canadian Pension Plan” means the Régime agréé de pensions Rio Tinto Alcan (Québec), registration number with the Régie des rentes du Québec: 24326 and registration number with the Canada Revenue Agency: 562538.

“Sellers Disclosure Letter” means the letter delivered by Sellers to Buyer on the date hereof which contains certain exceptions to the representations and warranties of Sellers in this Agreement.
“Sellers’ Representative” means RTA.
“Sellers’ US Pension Plan” means the Alcan Corp. Pension Plan.
“Sellers’ US Savings Plan” means the Alcan Corp. Employees’ Savings Plan.
“Shared IP Agreements” means (i) the Trademark License Agreement, in substantially the form attached hereto as Exhibit C-1, to be entered into by Sellers and certain of their Affiliates (as licensors) and Buyer (as licensee) and (ii) the Patent License Agreement, in substantially the form attached hereto as Exhibit C-2, to be entered into by Sellers and certain of their Affiliates (as licensors) and Buyer (as licensee).
“Shares” has the meaning given in the recitals of this Agreement.
“Significant Detriment” means any obligation, Order or agreement demanded of, imposed upon or requested of Buyer or any of its Affiliates by any Governmental Authority or that Buyer proposes to a Government Authority as required under Section 7.4, as a condition of approving the transactions contemplated by this Agreement under the Competition Laws or as a prerequisite to allowing the applicable waiting period to expire, that require Buyer to sell or otherwise dispose of, or to hold separate and agree to sell or otherwise dispose of, any assets relating to the transactions contemplated in this Agreement other than as set forth in Exhibit D.
“Solvency Liabilities” has the meaning given in Section 7.8(c).
“Statutory Amount” has the meaning given in Section 7.8(c).
“Straddle Period” has the meaning given in Section 7.12(b).
“Subsidiaries” means each corporation or other Person in which a Person owns or controls, directly or indirectly, capital stock or shares or other equity interests representing at least 50% of the outstanding voting stock or other equity interests.
“Target China Working Capital” means (i) ($11,140,816) (a negative amount) plus (ii) the product of 6,212,450 pounds of aluminum multiplied by the China Closing Date WAIC, such amount subject to possible adjustment as provided in Section 3.3(d) for the purposes of its use in Section 3.4.
“Target North America Working Capital” means (i) $38,680,328 (a positive amount) plus (ii) the product of 38,250,146 pounds of aluminum multiplied by the North America Closing Date WAIC, such amount subject to possible adjustment as provided in Section 3.3(d) for the purposes of its use in Section 3.4.
“Tax” means any federal, state, provincial, local, municipal, school, foreign or other income, franchise, capital stock, net worth, capital, profits, gross receipts, value added, sales, retail sales,

harmonized sales, use, GST/QST, excise, customs duties, transfer, conveyance, mortgage, registration, stamp, documentary, real property, personal property, ad valorem, intangibles, license, occupational (including mandatory contributions in Mexico to the social security institute (IMSS), the housing institute (INFONAVIT) or the mandatory pension fund of employees (SAR) or other similar mandatory employee welfare claims or contributions required under applicable Mexican labor regulations), unemployment insurance, social security, withholding, estimated or other similar tax, duty or other governmental charge or assessment or deficiencies thereof (including all interest and penalties thereon and additions thereto).
“Taxing Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or other imposition of Taxes.
“Tax Return” means any return, report, declaration, election form, information return or other document required to be filed with any Taxing Authority with respect to Taxes, including any amendments thereof.
“Termination Fee” has the meaning given in Section 9.2(a).
“Third Party Claim” has the meaning given in Section 10.6(a).
“Tianjin Subsidiary” has the meaning given in the recitals of this Agreement.
“Tianjin Subsidiary’s Equity Interest” means the ownership interest in the paid-up registered capital of Tianjin Subsidiary as indicated in the current valid business license issued to the Tianjin Subsidiary by the competent PRC Governmental Authority in charge of business registration.
“Tianjin Subsidiary’s Legal Representative” means the individual specified as legal representative (法定代表人) as indicated in the current valid business license issued to the Tianjin Subsidiary by the competent PRC Governmental Authority in charge of business registration.
“Transfer Amount” has the meaning given in Section 7.8(c).
“Transfer Taxes” means any retail sales, value-added, GST/QST, harmonized sales, sales, use, stock transfer, real property transfer, real property gains, transfer, stamp, registration, documentary, recording or similar duties or Taxes incurred in connection with the transactions contemplated hereby, together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto.
“Transferred Benefits” has the meaning given in Section 7.8(c).
“Transition Services Agreement” means the agreement, in substantially the form attached hereto as Exhibit E, to be entered into among Sellers (or one or more of their Affiliates), the Group Companies and Buyer.
“Treasury Regulations” means the regulations prescribed pursuant to the Code.
“US Business Employees” means any Business Employees who are employed by the US

Company or otherwise employed in the United States by Sellers as of the opening of business on the North America Closing Date.
“US Company” has the meaning given in the recitals of this Agreement.
“US Company Welfare Plans” has the meaning given in Section 7.8(b).
“US Continuing Employees” has the meaning given in Section 7.8(b).
“US Retiree Plan” has the meaning given in Section 7.8(b).
“US Shares” has the meaning given in the recitals of this Agreement.
“US Competition Law” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Valuation” has the meaning given in Section 7.8(c).
“WARN Act” has the meaning given in Section 5.10(e).
“Withholding Liability” has the meaning given in Section 7.11(d).
1.2    Construction. As used herein, unless the context otherwise requires: (i) references to “Article” or “Section” are to an Article or Section hereof; (ii) references to “Exhibits” are to exhibits attached hereto (which are incorporated herein and made a part hereof) and references to this Agreement shall include references to Exhibits; (iii) “include,” “includes” and “including” are deemed to be followed by “without limitation”; (iv) “herein”, “hereto”, “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Section or part of this Agreement; (v) the headings of the various Articles, Sections and other subdivisions hereof are for convenience of reference only and shall not modify, define or limit any of the terms or provisions hereof; (vi) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; and (vii) reference to any Law means such Law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Law means that provision of such Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision. Whenever the context so requires, the singular number shall include the plural, and the plural shall include the singular and references to one gender shall include references to all genders. The Parties have participated jointly in the negotiation and drafting of this Agreement, and accordingly in the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.
ARTICLE II
SALE AND PURCHASE

2.1    Sale and Purchase of the Shares. On the terms and subject to the conditions hereof, at the North America Closing, RTA and Alcan Corp. shall sell and transfer the Mexico Shares and Alcan Corp. shall sell and transfer the US Shares to Buyer, and Buyer shall purchase the Mexico Shares from RTA and Alcan Corp. and the US Shares from Alcan Corp., in each case free and clear of any Liens other than Liens created by Buyer. On the terms and subject to the conditions of this Agreement, at the China Closing, Alcan Asia shall sell and transfer the China Shares to Buyer, and Buyer shall purchase the China Shares from Alcan Asia, free and clear of any Liens other than Liens created by Buyer.
2.2    Sale and Purchase of Canada Purchased Assets. On the terms and subject to the conditions hereof, at the North America Closing, (a) RTA shall sell, assign, convey, transfer and deliver to Buyer, and Buyer shall purchase and accept, all of RTA’s right, title and interest in and to the Canada Purchased Assets as of opening of business on the North America Closing Date, free and clear of any Liens other than Permitted Liens and Liens created by Buyer, and (b) Buyer shall assume from RTA and agrees to pay, perform or otherwise discharge, as the case may be, all of the Canada Assumed Liabilities as of the opening of business on the North America Closing Date. For the avoidance of doubt, RTA shall not sell, assign, transfer and deliver to Buyer any of the Canada Excluded Assets, and Buyer shall not assume any of the Canada Excluded Liabilities, which shall remain the sole responsibility of RTA.
2.3    North America Closing. The closing of the sale and purchase of the Canada Purchased Assets, the Mexico Shares and the US Shares (the “North America Closing”) shall take place at the offices of Sutherland Asbill & Brennan LLP, 999 Peachtree Street N.E., Atlanta, Georgia 30309 at 10:00 a.m. Atlanta, Georgia time on the first Business Day of the first calendar month beginning after the conditions set forth in Sections 8.1, 8.3 and 8.5 have been satisfied or waived (other than the conditions that, by their terms, are to be satisfied at the North America Closing but subject to the satisfaction or waiver of such conditions), or on such other date and time as the Parties may agree to in writing (the “North America Closing Date”). The North America Closing shall be effective as of the opening of business on the North America Closing Date.
2.4    China Closing. The closing of the sale and purchase of the China Shares (the “China Closing”) shall take place at the offices of Sutherland Asbill & Brennan LLP, 999 Peachtree Street N.E., Atlanta, Georgia 30309 at 10:00 a.m. Atlanta, Georgia time on the first Business Day of the first calendar month beginning after the conditions set forth in Sections 8.2, 8.4 and 8.6 have been satisfied or waived (other than the conditions that, by their terms, are to be satisfied at the China Closing but subject to the satisfaction or waiver of such conditions), or on such other date and time as the Parties may agree to in writing (the “China Closing Date”); provided, however, that if the China Closing would otherwise occur pursuant to the terms of this Agreement prior to the North America Closing Date, then the China Closing shall occur on, or as promptly as practicable after, the North America Closing. The China Closing shall be effective as of the opening of business on the China Closing Date.
ARTICLE III
PURCHASE PRICE AND PURCHASE PRICE ADJUSTMENT
3.1    Purchase Price.

(a)    The total purchase price for the Canada Purchased Assets, the China Shares, the Mexico Shares and the US Shares is $185,000,000, plus the assumption of the Canada Purchase Price Liabilities, subject to the adjustments contemplated by Sections 3.3 and 3.4. This amount shall be allocated among the Canada Purchased Assets, the China Shares, the Mexico Shares and the US Shares as provided in Sections 3.1(b) and 3.1(c).
(b)    The purchase price for the Canada Purchased Assets, the Mexico Shares and the US Shares is $151,000,000 (the “Aggregate North America Purchase Price”), allocated as follows, subject to the adjustments contemplated by Sections 3.3 and 3.4 (as adjusted, the “Net North America Purchase Price”):
(i)    The purchase price for the Canada Purchased Assets is $50,008,012, plus the assumption of the Canada Purchase Price Liabilities. This purchase price shall be allocated among the Canada Purchased Assets as provided in Exhibit F.
(ii)    The purchase price for the Alcan Cable de Mexico Share owned by RTA is $5.
(iii)    The purchase price for the Distribución Share owned by Alcan Corp. is $5.
(iv)    The purchase price for the US Shares is $100,991,978, of which $9,900 shall be allocated to the shares of the Mexico Companies owned by the US Company.
For purposes of allocating the purchase price adjustments provided in Article III, the Target North America Working Capital amounts are as follows: $28,541,000 plus 25,793,571 pounds of aluminum for the United States, $11,291,000 plus 12,228,202 pounds of aluminum for Canada and ($1,152,000) plus 228,373 pounds of aluminum for Mexico.

(c)    The purchase price for the China Shares is $34,000,000 (the “Aggregate China Purchase Price”), subject to the adjustments contemplated by Sections 3.3 and 3.4 (as adjusted, the “Net China Purchase Price”, and together with the Net North America Purchase Price, the “Final Purchase Price”).
(d)    Each Party shall use the allocations set forth above and on Exhibits F and H for purposes of all Tax filings and Tax Returns (including those necessary to comply with Section 1060 of the Code), including any amendment or refiling thereof, and will not take any action inconsistent with such allocations. Each of these allocations is also subject to adjustment to the extent of changes to the Final Purchase Price pursuant to the adjustments contemplated by Sections 3.3, 3.4 and 7.8(c)(vi)(E) or this Section 3.1(d), if applicable. Such adjustments to the Final Purchase Price shall be specifically allocated among the Canada Purchased Assets, the China Shares, the Mexico Shares and the US Shares based on the adjustment amounts attributable to each of the Canada Purchased Assets, the China Shares, the Mexico Shares, and the US Shares, respectively. If such allocation is disputed by any Government Authority, the Party receiving notice of such dispute will promptly notify the other Party and the Parties will use their commercially reasonable efforts to sustain the final allocation. Sellers and Buyer will share information and cooperate to the extent reasonably necessary to permit the transactions contemplated by this Agreement to be properly, timely and consistently reported.
(e)    Buyer shall prepare at its sole cost and expense and deliver to Sellers, within thirty (30) days of the North America Closing Statement having been determined final, binding and non-appealable in accordance with Section 3.4, a draft schedule (the “Canada Allocation Schedule”) allocating the purchase price for the Canada Purchased Assets among the Canada Purchased Assets. The Canada Allocation Schedule shall be prepared on a basis consistent with the methodology set forth on Exhibit F attached hereto. RTA shall provide Buyer with such information as is required by Buyer to prepare and deliver the Canada Allocation Schedule. Within thirty (30) days after its receipt of the Canada Allocation Schedule, RTA shall prepare at its sole cost and expense and deliver to Buyer any proposed changes thereto. If Buyer and RTA cannot reach agreement with respect to any disputed matter related to the Canada Allocation Schedule, the dispute shall be submitted for resolution to the Accounting Firm. The Accounting Firm’s determination with respect to the disputed matter shall be made within sixty (60) days of its submission to the Accounting Firm and shall be final and binding on the Parties, and any fees and expenses relating to the engagement of the Accounting Firm shall be shared equally by Buyer and RTA. The Canada Allocation Schedule finally determined in accordance with the foregoing provisions shall be binding upon Buyer and RTA, and each will file their Tax Returns on a basis consistent with the Canada Allocation Schedule.
3.2    Estimate of Working Capital, Indebtedness and Intracompany Indebtedness.
(a)    North America Closing Estimates. No later than three (3) Business Days prior to the North America Closing Date, Sellers shall prepare and deliver to Buyer (a) a good faith estimate of the North America Working Capital as of the North America Calculation Date (the “Estimated North America Working Capital”), (b) a good faith estimate of the North America Closing Indebtedness as of the North America Calculation Date (the “Estimated North America Closing Indebtedness”) and (c) a good faith estimate of the North America Closing Net Intracompany Indebtedness as of the North America Calculation Date (the “Estimated North America Closing Net Intracompany Indebtedness” and, collectively with the Estimated North America Working Capital and the Estimated North America Closing Indebtedness, the “North America Estimates”, in the case of (a) and (b) estimated in accordance with the Closing Working Capital Statement Principles. Sellers shall also provide Buyer with the components of the North America Estimates broken out among the US, Canada and Mexico. Sellers shall make available to Buyer and its independent accountants such relevant books and records used in preparing the North America Estimates as Buyer may reasonably request. If Buyer in good faith disagrees with the North America Estimates, Buyer may deliver a notice to Sellers’ Representative of its good faith disagreement. Buyer and Sellers shall use reasonable efforts to resolve any such disagreements regarding the North America Estimates and Sellers shall revise the North America Estimates to reflect the resolution of any such disagreement upon which Sellers and Buyer may agree; provided, however, that Buyer and Sellers shall use Sellers’ estimates to the extent any disagreement remains unresolved as of the close of business on the day preceding the North America Closing Date for purposes of determining the Aggregate North America Purchase Price (as adjusted pursuant to Section 3.3); provided, further, that Sellers’ failure to include any changes proposed by Buyer, or the acceptance by Buyer of the North America Estimates, shall not limit or otherwise affect Buyer’s or Sellers’ rights under this

Agreement, including the right of Buyer to propose such changes or other changes in the North America Closing Statement, or constitute an acknowledgment by Buyer of the accuracy of the North America Estimates.
(b)    China Closing Estimates. No later than three (3) Business Days prior to the China Closing Date, Sellers shall prepare and deliver to Buyer (a) a good faith estimate of the China Working Capital as of the China Calculation Date (the “Estimated China Working Capital”), (b) a good faith estimate of the China Closing Indebtedness as of the China Calculation Date (the “Estimated China Closing Indebtedness”) and (c) a good faith estimate of the China Closing Net Intracompany Indebtedness as of the China Calculation Date (the “Estimated China Closing Net Intracompany Indebtedness” and, collectively with the Estimated China Working Capital and the Estimated China Closing Indebtedness, the “China Estimates”, in the case of (a) and (b) estimated in accordance with the Closing Working Capital Statement Principles. Sellers shall make available to Buyer and its independent accountants such relevant books and records used in preparing the China Estimates as Buyer may reasonably request. If Buyer in good faith disagrees with the China Estimates, Buyer may deliver a notice to Sellers’ Representative of its good faith disagreement. Buyer and Sellers shall use reasonable efforts to resolve any such disagreements regarding the China Estimates and Sellers shall revise the China Estimates to reflect the resolution of any such disagreement upon which Sellers and Buyer may agree; provided, however, that Buyer and Sellers shall use Sellers’ estimates to the extent any disagreement remains unresolved as of the close of business on the day preceding the China Closing Date for purposes of determining the Aggregate China Purchase Price (as adjusted pursuant to Section 3.3); provided, further, that Sellers’ failure to include any changes proposed by Buyer, or the acceptance by Buyer of the China Estimates, shall not limit or otherwise affect Buyer’s or Sellers’ rights under this Agreement, including the right of Buyer to propose such changes or other changes in the China Closing Statement, or constitute an acknowledgment by Buyer of the accuracy of the China Estimates.
3.3    Closing Purchase Price Adjustments.
(a)    North America Closing Adjustment. The Aggregate North America Purchase Price shall be increased on a dollar for dollar basis to the extent that the Estimated North America Working Capital exceeds the Target North America Working Capital, and the Aggregate North America Purchase Price shall be decreased on a dollar for dollar basis to the extent that the Estimated North America Working Capital is less than the Target North America Working Capital. The Aggregate North America Purchase Price shall be decreased by the amount of the Estimated North America Closing Indebtedness and (A) increased by the amount of the Estimated North America Net Intracompany Indebtedness expressed as a positive number (if the Estimated North America Net Intracompany Indebtedness is a negative number) or (B) decreased by the amount of the Estimated North America Net Intracompany Indebtedness (if the Estimated North America Net Intracompany Indebtedness is a positive number). In the event of any adjustment required under this Section 3.3(a), appropriate corresponding adjustments shall be specifically allocated to the Canada Purchased Assets, the Mexico Shares and the US Shares, as applicable.
(b)    China Closing Adjustment. The Aggregate China Purchase Price shall be increased on a dollar for dollar basis to the extent that the Estimated China Working Capital exceeds the Target China Working Capital, and the Aggregate China Purchase Price shall be decreased on a dollar for dollar basis to the extent that the Estimated China Working Capital is less than the Target China Working Capital. The Aggregate China Purchase Price shall be decreased by the amount of the Estimated China Closing Indebtedness and (A) increased by the amount of the Estimated China Net Intracompany Indebtedness expressed as a positive number (if the Estimated China Net Intracompany Indebtedness is a negative number) or (B) decreased by the amount of the Estimated China Net Intracompany Indebtedness (if the Estimated China Net Intracompany Indebtedness is a positive number).
(c)    Payments at Closing. On the North America Closing Date, Buyer shall pay, or cause to be paid, to Sellers, the Aggregate North America Purchase Price (as adjusted pursuant to this Section 3.3), such payment to be made by wire transfer of immediately available funds, to one (1) or more accounts designated by Sellers at least three (3) Business Days prior to the North America Closing Date. On the China Closing Date, Buyer shall pay, or cause to be paid, to Alcan Asia, the Aggregate China Purchase Price (as adjusted pursuant to this Section 3.3), such payment to be made by wire transfer of immediately available funds, to one or more accounts designated by Sellers at least three (3) Business Days prior to the China Closing Date.
(d)    Changes to Target Working Capital for purposes of Post-Closing Adjustment.
(i)    If an adjustment is required to be made pursuant to the first sentence of Section 3.3(a), then, for the purposes of Section 3.4(f), (A) if the Estimated North America Working Capital was less than the Target North America Working Capital, the “Target North America Working Capital” will be reduced by the amount of such difference for the purposes of Section 3.4(f); and (B) if the Estimated North America Working Capital was more than the Target North America Working Capital, the “Target North America Working Capital” will be increased by the amount of such excess for the purposes of Section 3.4(f).
(ii)    If an adjustment is required to be made pursuant to the first sentence of Section 3.3(b), then, for the purposes of Section 3.4(g), (A) if the Estimated China Working Capital was less than the Target China Working Capital, the “Target China Working Capital” will be reduced by the amount of such difference for the purposes of Section 3.4(g); and (B) if the Estimated China Working Capital was more than the Target China Working Capital, the “Target China Working Capital” will be increased by the amount of such excess for the purposes of Section 3.4(g).
3.4    Post-Closing Purchase Price Adjustments.
(a)    Delivery of North America Closing Statement. Not more than ninety (90) days following the North America Closing Date, Sellers shall in good faith prepare and deliver to Buyer a statement (the “North America Closing Statement”) setting forth in reasonable written detail, such detail to include a breakout of the US Company, Mexican Companies, and Canadian Business components, (i) (A) a calculation of North America Closing Date WAIC and (B) the North America Closing Working Capital Statement and, based on (A) and (B), a calculation of Final North America Working Capital, prepared in accordance with the Closing Working Capital Statement Principles, (ii) a calculation of the Final North America Closing Indebtedness, prepared in accordance with the Closing Working Capital Statement Principles, (iii) a calculation of the Final North America Closing Net Intracompany Indebtedness and (iv) the amount, if any, by which capital expenditures paid in cash or accrued by Sellers, the Mexico Companies and the US Company prior to the North America Closing (other than capital expenditures for the financial systems (SAP) conversion project) with respect to the Canada Business, the Mexico Companies and the US Company vary negatively by more than $1,000,000 from the 2012 Cap Ex Plan, measured proportionately based on the number of days in calendar year 2012 prior to the North America Closing (the “North America CapEx Variation”). For the avoidance of doubt, if no such negative variation exists under clause (iv) above, the North America CapEx Variation shall be expressed as zero (0).
(b)    Delivery of China Closing Statement. Not more than ninety (90) days following the China Closing Date, Sellers shall in good faith prepare and deliver to Buyer a statement (the “China Closing Statement”) setting forth in reasonable written detail (i) (A) a calculation of China Closing Date WAIC and (B) the China Closing Working Capital Statement and, based on (A) and (B), a calculation of Final China Working Capital, prepared in accordance with the Closing Working Capital Statement Principles, (ii) a calculation of the Final China Closing Indebtedness, prepared in accordance with the Closing Working Capital Statement Principles, (iii) a calculation of the Final China Closing Net Intracompany Indebtedness and (iv) the amount, if any, by which capital expenditures paid in cash or accrued by Sellers and the China Companies prior to the China Closing (other than capital expenditures for the financial systems (SAP) conversion project) with respect to the China Companies vary negatively by more than $200,000 from the 2012 Cap Ex Plan, measured proportionately based on the number of days in calendar year 2012 prior to the China Closing (the “China CapEx Variation”). For the avoidance of doubt, if no such negative variation exists under clause (iv) above, the China CapEx Variation shall be expressed as zero (0).
(c)    Access to Work Papers, Etc. After the North America Closing, or, solely with respect to the China Companies, the China Closing, until the final determination of the North America Adjustment Amount, or, solely with respect to the China Companies, the China Adjustment Amount, Buyer shall provide reasonable assistance to Sellers and their Representatives in the preparation of the calculations of the North America Closing Statement or the China Closing Statement, as applicable, and shall provide Sellers and their Representatives with reasonable access during normal business hours to such personnel, properties, books, records and work papers of the Group Companies and the Canada Business reasonably related to the North America Adjustment Amount or the China Adjustment Amount, as applicable, as Sellers may reasonably request from time to time, subject in all respects, to the confidentiality obligations of this Agreement. After the delivery of the North America Closing Statement, or, solely with respect to the China Companies, the China Closing Statement, Sellers shall provide Buyer and its Representatives with reasonable access during normal business hours to such personnel, properties, books, records and work papers of Sellers reasonably related to the North America Closing Statement or the China Closing Statement, as applicable, as Buyer may reasonably request from time to time in connection with their review of the North America Closing Statement or the China Closing Statement, as applicable.
(d)    Notice of Disagreement. The North America Closing Statement shall become final, binding and non-appealable on the 150th day following the North America Closing (or on the

60th day after delivery of the North America Closing Statement, if later), and the China Closing Statement shall become final, binding and non-appealable on the 150th day following the China Closing (or on the 60th day after delivery of the China Closing Statement, if later), unless Buyer disagrees with the North America Closing Statement or the China Closing Statement on the basis that the North America Closing Statement or the China Closing Statement, as applicable, was not prepared in accordance with this Agreement, and gives written notice of such disagreement (the “Notice of Disagreement”) to Sellers’ Representative prior to such applicable date. The Notice of Disagreement shall specify in reasonable detail the nature of any such disagreement and include supporting schedules, analyses, working papers and other documentation. If a Notice of Disagreement is received by Sellers’ Representative in a timely manner, then the North America Closing Statement or the China Closing Statement, as applicable, (as revised if necessary in accordance with clause (x) or (y) below) shall become final, binding and non-appealable upon the earlier of (x) the date on which any disputes with respect to the matters specified in the Notice of Disagreement are resolved in writing by mutual agreement of Sellers’ Representative and Buyer or (y) the date on which any such disputes are finally resolved in writing by the Accounting Firm pursuant to Section 3.4(e).
(e)    Dispute Resolution. During the thirty (30) day period following the delivery of a Notice of Disagreement, Sellers’ Representative and Buyer shall seek in good faith to resolve any disputes with respect to the matters specified in the Notice of Disagreement. If, at the end of such period, Sellers’ Representative and Buyer have not resolved all such disputes, Sellers’ Representative and Buyer shall submit any matters that remain in dispute to Ernst & Young, or if Ernst & Young is unable to serve, such other accounting firm mutually acceptable to Buyer and Sellers’ Representative (the “Accounting Firm”) for review and resolution. The Accounting Firm shall consider only such matters that remain in dispute. For the avoidance of doubt, to the extent the Accounting Firm’s written statement purports to make any determination with respect to anything other than the disputed items and amounts submitted to the Accounting Firm, it shall be disregarded by the Parties. The Accounting Firm shall determine any disputed items based solely on the provisions of this Agreement and the submissions of Buyer and Sellers’ Representative, and shall not conduct an independent review of any related financial statements. In no event may the Accounting Firm assign a value to any item greater than the greatest value for such item claimed by either Sellers in the applicable Closing Statement or Buyer in the Notice of Disagreement or less than the smallest value for such item claimed by either Sellers in the applicable Closing Statement or Buyer in the Notice of Disagreement. Each of Sellers’ Representative and Buyer shall execute a reasonably acceptable engagement letter if requested to do so by the Accounting Firm, and shall provide reasonable access to their respective employees and Representatives who are responsible for financial matters. Sellers and Buyer shall use their respective good faith efforts to cause the Accounting Firm to render a decision resolving the matters in dispute within sixty (60) days following the submission of such matters to the Accounting Firm (or such other period as Buyer, Sellers’ Representative and the Accounting Firm shall agree to in writing). The Accounting Firm’s determination shall be set forth in a written statement, which, unless otherwise agreed by Buyer and Sellers’ Representative, shall include reasons for each relevant determination, delivered to Sellers’ Representative and Buyer and shall be final, binding and non-appealable absent mathematical error or fraud. All fees and expenses of the Accounting Firm shall be shared equally by Buyer, on the one hand, and Sellers, on the other.

(f)    Calculation of Final North America Adjustments. As soon as practicable after the calculations of Final North America Working Capital, Final North America Closing Indebtedness, Final North America Closing Net Intracompany Indebtedness and North America CapEx Variation have been determined final, binding and non-appealable pursuant to this Section 3.4 (but in any event within five (5) Business Days after such determination), Sellers and Buyer shall compute the adjustment amount (the “North America Adjustment Amount”), with the North America Adjustment Amount being either a positive or negative number, equal to the sum of (A), (B), (C) and (D), where:
(A)    equals the amount by which the Final North America Closing Indebtedness exceeds the Estimated North America Closing Indebtedness, (expressed as a positive number) or, if applicable, the amount by which the Estimated North America Closing Indebtedness exceeds the Final North America Closing Indebtedness (expressed as a negative number);
(B)    equals the amount by which the Final North America Net Closing Intracompany Indebtedness exceeds the Estimated North America Closing Net Intracompany Indebtedness, (expressed as a positive number) or, if applicable, the amount by which the Estimated North America Closing Net Intracompany Indebtedness exceeds the Final North America Closing Net Intracompany Indebtedness (expressed as a negative number);
(C)    equals the amount by which the Final North America Working Capital exceeds the Target North America Working Capital (expressed as a negative number), or, if applicable, the amount by which the Target North America Working Capital exceeds the Final North America Working Capital (expressed as a positive number); and
(D)    equals the North America CapEx Variation (expressed as a positive number).
(g)    Calculation of Final China Adjustments. As soon as practicable after the calculations of Final China Working Capital, Final China Closing Indebtedness, Final China Closing Net Intracompany Indebtedness and China CapEx Variation have been determined final, binding and non-appealable pursuant to this Section 3.4 (but in any event within five (5) Business Days after such determination), Sellers and Buyer shall compute the adjustment amount (the “China Adjustment Amount”), with the China Adjustment Amount being either a positive or negative number, equal to the sum of (A), (B), (C) and (D), where:
(A)     equals the amount by which the Final China Closing Indebtedness exceeds the Estimated China Closing Indebtedness, (expressed as a positive number) or, if applicable, the amount by which the Estimated China Closing Indebtedness exceeds the Final China Closing Indebtedness (expressed as a negative number);
(B)     equals the amount by which the Final China Net Closing

Intracompany Indebtedness exceeds the Estimated China Net Closing Intracompany Indebtedness, (expressed as a positive number) or, if applicable, the amount by which the Estimated Net China Closing Intracompany Indebtedness exceeds the Final Net China Closing Intracompany Indebtedness (expressed as a negative number);
(C)    equals the amount by which the Final China Working Capital exceeds the Target China Working Capital (expressed as a negative number), or, if applicable, the amount by which the Target China Working Capital exceeds the Final China Working Capital (expressed as a positive number); and
(D)    equals the China CapEx Variation (expressed as a positive number).
(h)    Payment of Final Adjustment Amounts. If the North America Adjustment Amount or the China Adjustment Amount is a positive number, then Sellers shall pay, within two (2) Business Days of the computation of the applicable Adjustment Amount, the North America Adjustment Amount or the China Adjustment Amount, as applicable (plus interest thereon as provided below) to Buyer by wire transfer of immediately available funds to an account or accounts specified by Buyer (such payment to be allocated among Sellers in such manner as they may reasonably elect). If the North America Adjustment Amount or the China Adjustment Amount, as applicable, is a negative number, then Buyer shall pay, within two (2) Business Days of the computation of the applicable Adjustment Amount, the North America Adjustment Amount or the China Adjustment Amount, as applicable (plus interest thereon as provided below) to Sellers (to be allocated among them in such manner as Sellers may reasonably elect), by wire transfer of immediately available funds to an account or accounts specified by Sellers’ Representative. All payments pursuant to this Section 3.4(h) shall include interest on the North America Adjustment Amount or the China Adjustment Amount, as applicable, from the North America Closing Date or the China Closing Date, as applicable, through and including the date on which such amount is paid, at a rate per annum equal to the weighted average over such period of the Wall Street Journal Prime Rate as published in The Wall Street Journal.
(i)    Parties’ Intent Relating to Purchase Price. Without limiting, and consistent with, Sections 3.1, 3.2, 3.3 and 3.4 and Exhibit A and with the Purchase Price calculation example set forth in Exhibit I (provided solely for purposes of illustration), the Parties acknowledge for the avoidance of doubt, that the intent of Sections 3.1, 3.2, 3.3 and 3.4 and Exhibit A is to provide for country-specific adjustments to the total $185,000,000.00 purchase price for the Canada Purchased Assets, the Canada Assumed Liabilities, the China Shares, the Mexico Shares and the US Shares for the following items relating to the Business: (i) net indebtedness, (ii) net working capital (compared to agreed upon target levels of working capital, which targets were set based upon 2011 estimated expected average levels), (iii) net intracompany indebtedness and (iv) certain capital expenditures. For the avoidance of doubt, to the extent any conflict exists or arises between this Section 3.4(i) and any of Sections 3.1, 3.2, 3.3 or 3.4 or Exhibit A, then Sections 3.1, 3.2, 3.3 and 3.4 and Exhibit A, as applicable, shall control.
3.5    Canada Prorations. To the extent not included in the calculation of Final North America Working Capital, all of the items listed below relating to the Canada Purchased Assets and

Canada Assumed Liabilities will be prorated as of the North America Closing Date, with Sellers liable to the extent such items relate to any time period up to the North America Closing Date, and Buyer liable to the extent such items relate to periods on or subsequent to the North America Closing Date: (a) real estate tax, property tax, municipal tax or school tax on or with respect to the Canada Business; (b) rents, Taxes and other items payable by Sellers under any Canada Contract; (c) utility bills; and (d) all other items of Sellers which are normally prorated in connection with similar transactions. No later than ninety (90) days after the North America Closing, Buyer shall deliver to Sellers’ Representative a written statement setting forth the actual amounts in respect of the items described above that are to be prorated (or with respect to Taxes as soon thereafter as practicable) and an appropriate adjustment shall be paid by Sellers or Buyer, as applicable, within ten (10) Business Days after the written statement described above is provided to Sellers’ Representative.
3.6    Canada Consents to Assignment. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Canada Contract, Canada Lease, permit or other claim or right, or any benefit arising thereunder or resulting therefrom (each, a “Canada Assignable Right”) if an attempted assignment thereof, without the Consent of a party thereto, would constitute a breach or default thereof or thereunder or increase the obligations or adversely affect the rights of Sellers, the Group Companies or Buyer thereunder. If such Consent is not obtained prior to the North America Closing, the Parties shall use their respective commercially reasonable efforts, and cooperate with each other, to obtain such Consent as quickly as practicable thereafter. Prior to the obtaining of any such Consent, the Parties shall cooperate with each other in any reasonable and lawful arrangements designed to provide to Buyer the benefits of use of the Canada Assignable Right for its term, and, to the extent Buyer receives such benefits, it will assume the obligations of Sellers thereunder to the extent that Buyer would have been responsible therefor if such Consent had been obtained. Once a Consent is obtained, Sellers shall promptly assign such Canada Assignable Right to Buyer, and Buyer shall assume the obligations thereunder. Nothing contained in this Section 3.6 or elsewhere in this Agreement shall be deemed to constitute an agreement to exclude from the Canada Purchased Assets the economic benefits under any Canada Contracts as to which a Consent may be necessary.
3.7    Remittances and Related Matters. RTA shall promptly turn over to Buyer all remittances, payments, mail and other communications to the extent related to the Canada Purchased Assets or the Canada Assumed Liabilities received by it or its Affiliates at any time after the North America Closing. Buyer shall promptly turn over to RTA all remittances, payments, mail and other communications to the extent related to the Canada Excluded Assets or the Canada Excluded Liabilities received by Buyer or its Affiliates at any time after the North America Closing. RTA hereby authorizes Buyer from and after the North America Closing Date to receive and open all mail and other communications received by Buyer which relate to the Canada Purchased Assets, the Canada Assumed Liabilities or the Canada Business, and to act with respect to such communications in such manner as Buyer may elect, and, if such communications do not so relate, to forward them promptly to RTA. RTA hereby authorizes Buyer from and after the North America Closing Date to endorse without recourse the name of RTA on any check or other instrument of payment received by Buyer on account of any receivable included in the Canada Purchased Assets; provided, however, that if any such check or other instrument of payment is provided in settlement of a dispute, then Buyer shall not be permitted to endorse the name of RTA on such instrument without RTA’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.
ARTICLE IV
ITEMS TO BE DELIVERED AT THE CLOSINGS
4.1    Items to be Delivered at the North America Closing.
(c)    Sellers North America Closing Deliveries. At the North America Closing:
(i)    Alcan Corp. shall deliver or cause to be delivered, to Buyer one or more certificates representing all of the US Shares, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, and bearing or accompanied by all requisite stock transfer stamps;
(ii)    RTA shall deliver or cause to be delivered to Buyer (A) a bill of sale with respect to the Canada Purchased Assets in form and substance reasonably satisfactory to Buyer, (B) an assignment and assumption instrument with respect to the Canada Assumed Liabilities in form and substance reasonably satisfactory to Buyer, (C) deeds for the conveyance and transfer of the Canada Real Property in form and substance reasonably satisfactory to Buyer, (D) assignment and transfer documents, in form and substance reasonably satisfactory to Buyer, relating to any Intellectual Property included in the Canada Purchased Assets and (E) such other instruments, in form and substance reasonably satisfactory to Buyer, as may be necessary to transfer to Buyer the Canada Purchased Assets and the Canada Assumed Liabilities (collectively the “Canada Transfer Documents”) duly executed by RTA;
(iii)    Alcan Corp. and RTA shall deliver a certificate executed by each such Seller as to the accuracy of their representations and warranties as of the date of this Agreement in accordance with Section 8.3(a) and as to their compliance with and performance of their covenants and obligations to be performed or complied with at or before the North America Closing Date in accordance with Section 8.3(b);
(iv)    Sellers shall deliver, or cause their applicable Affiliates to deliver, evidence in form and substance reasonably satisfactory to Buyer, that the issued patents, patent applications and registered trademarks being licensed or assigned by any Seller or any Seller Affiliate to Buyer pursuant to the terms of the IP Assignment Agreements or the Shared IP Agreements, as applicable, are held in the name of such Seller or its Affiliate who is a party to the IP Assignment Agreements or the Shared IP Agreements;
(v)    Alcan Corp. and RTA shall deliver a certificate of the Secretary of each of Alcan Corp. and RTA certifying, as complete and accurate as of the North America Closing, attached copies of the articles or certificate of incorporation or bylaws or other governing documents, certifying and attaching all requisite resolutions or actions of each such Seller’s board of directors and, if required by applicable Law, shareholders approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and certifying to the incumbency and signatures of the officers of such Seller executing this Agreement and any Ancillary Agreements to which such Seller is a party;
(vi)    RTA and Alcan Corp. shall deliver or cause to be delivered to Buyer the certificates representing the Mexico Shares, duly endorsed for transfer and Sellers shall deliver to Buyer the certificates representing shares of the Mexico Companies owned by the US Company;
(vii)    Sellers shall cause the Secretary of each of the Mexico Companies to register the transfer of the Mexico Shares in favor of Buyer and to provide Buyer a certified copy of the notation in the Share Registry Book of each of the Mexico Companies;
(viii)    Alcan Corp. and RTA shall deliver (i) pay-off letters from holders of North America Closing Indebtedness for borrowed money in form and substance reasonably satisfactory to Buyer stating the dollar amount required to repay in full all Indebtedness owed to such lender as of the North America Closing Date and providing that upon payment of such amount any related Liens held by such lender in and to the Assets may be terminated and (ii) evidence that such Indebtedness has been fully paid and satisfied;
(ix)    Alcan Corp. shall deliver evidence in form and substance reasonably satisfactory to Buyer that the Lien filed by Alcan Corp. against certain Assets of Sellers has been terminated and released;
(x)    Sellers shall, or shall cause their Affiliates to, execute and deliver the following documents to which each such Seller is a party:
(A)    The Shared IP Agreements;
(B)    The IP Assignment Agreements;
(C)    The Molten Metal Supply Agreement; and
(D)    The Transition Services Agreement;
(xi)    Sellers shall deliver to Buyer, (A) a letter by which US Company, for itself and as shareholder of the Mexico Companies, and (B) a copy, certified by the Secretary or Assistant Secretary of the Mexico Companies, of the General Ordinary Shareholders’ Meeting Minutes, by which the Mexico Companies, assume, in each case effective as of the North America Closing Date, each and all of the obligations set forth in such section with respect to the D&O Indemnified Persons; and
(xii)    Sellers shall deliver all other instruments, agreements, certificates and documents reasonably requested by Buyer to be delivered on or prior to the

North America Closing Date pursuant to this Agreement.
(d)    Buyer North America Closing Deliveries. At the North America Closing:
(i)    Buyer shall pay, or cause to be paid, to Sellers the Aggregate North America Purchase Price, as adjusted pursuant to Section 3.3, by wire transfer of immediately available funds, to one or more accounts designated by Sellers at least three Business Days prior to the North America Closing Date;
(ii)    Buyer shall, or shall cause its respective Affiliates to, execute and deliver, the following documents to which it is a party:
(A)    The Canada Transfer Documents;
(B)    The Shared IP Agreements;
(C)    The IP Assignment Agreements;
(D)    The Molten Metal Supply Agreement; and
(E)    The Transition Services Agreement;
(iii)    Buyer shall deliver a certificate executed by Buyer as to the accuracy of its representations and warranties as of the date of this Agreement in accordance with Section 8.5(a) and as to its compliance with and performance of their covenants and obligations to be performed or complied with at or before the North America Closing Date in accordance with Section 8.5(b);
(iv)    Buyer shall deliver a certificate of the Secretary of Buyer certifying, as complete and accurate as of the North America Closing, attached copies of the articles or certificate of incorporation or bylaws or other governing documents, certifying and attaching all requisite resolutions or actions of Buyer’s board of directors and, if required by applicable Law, shareholders approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and certifying to the incumbency and signatures of the officers of Buyer executing this Agreement and any Ancillary Agreements to which Buyer is a party; and
(v)    Buyer shall deliver all other instruments, agreements, certificates and documents reasonably requested by Sellers to be delivered on or prior to the North America Closing Date pursuant to this Agreement.
4.2    Items to be Delivered at the China Closing.
(e)    Alcan Asia China Closing Deliveries. At the China Closing:
(i)    Alcan Asia shall deliver, or cause to be delivered, to Buyer one or more certificates representing all of the China Shares accompanied by an Instrument of Transfer bearing a stamp denoting payment of stamp duty of HK$5 together with the corresponding Sold Note both duly signed for and on behalf of Alcan Asia;
(ii)    Alcan Asia shall deliver a certificate executed by such Seller as to the accuracy of its representations and warranties as of the date of this Agreement in accordance with Section 8.4(a) and as to its compliance with and performance of its covenants and obligations to be performed or complied with at or before the China Closing Date in accordance with Section 8.4(b);
(iii)    Alcan Asia shall deliver a certificate of the Secretary of Alcan Asia certifying, as complete and accurate as of the China Closing, attached copies of the articles or certificate of incorporation or bylaws or other governing documents, certifying and attaching all requisite resolutions or actions of its board of directors and, if required by applicable Law, shareholders approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and certifying to the incumbency and signatures of its officers executing this Agreement and any Ancillary Agreements to which Alcan Asia is a party;
(iv)    Alcan Asia shall deliver (i) pay-off letters from holders of China Closing Indebtedness for borrowed money in form and substance reasonably satisfactory to Buyer stating the dollar amount required to repay in full all Indebtedness owed to such lender as of the China Closing Date and providing that upon payment of such amount any related Liens held by such lender in and to the Assets may be terminated and (ii) evidence that such Indebtedness has been fully paid and satisfied;
(i)    Alcan Asia shall deliver, or cause to be delivered, to Buyer such waivers, consents and other documents as Buyer may reasonably require to enable Buyer to be registered as the holder of the China Shares;
(ii)    Alcan Asia shall deliver, or cause to be delivered, to Buyer a copy of the irrevocable instructions to the company secretary of the China Company to update, subject to due stamping, its register of members in Hong Kong to evidence Buyer’s exclusive ownership of China Shares as of the date of the China Closing;
(iii)    Alcan Asia shall deliver to Buyer a letter by which the China Company, for itself and as owner of all of the equity interests of Tianjin Subsidiary, and Tianjin Subsidiary assume, effective as of the China Closing Date, each and all of the obligations set forth in such section with respect to the D&O Indemnified Persons; and
(iv)    Alcan Asia shall deliver all other instruments, agreements, certificates and documents reasonably requested by Buyer to be delivered on or prior to the China Closing Date pursuant to this Agreement.

(f)    Buyer China Closing Deliveries. At the China Closing:
(i)    Buyer shall pay, or cause to be paid, to Alcan Asia the Aggregate China Purchase Price, as adjusted pursuant to Section 3.3, by wire transfer of immediately available funds, to one or more accounts designated by Alcan Asia at least three Business Days prior to the China Closing Date;
(ii)    Buyer shall deliver a certificate executed by Buyer as to the accuracy of its representations and warranties as of the date of this Agreement in accordance with Section 8.6(a) and as to its compliance with and performance of their covenants and obligations to be performed or complied with at or before the China Closing Date in accordance with Section 8.6(b);
(iii)    Buyer shall deliver a certificate of the Secretary of Buyer certifying, as complete and accurate as of the China Closing, attached copies of the articles or certificate of incorporation or bylaws or other governing documents, certifying and attaching all requisite resolutions or actions of Buyer’s board of directors and, if required by applicable Law, shareholders approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and certifying to the incumbency and signatures of the officers of Buyer executing this Agreement and any Ancillary Agreements to which Buyer is a party; and
(iv)    Buyer shall deliver all other instruments, agreements, certificates and documents reasonably requested to be delivered by Sellers on or prior to the China Closing Date pursuant to this Agreement.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLERS
Sellers, jointly and severally, represent and warrant to Buyer the following as of the date hereof (subject to the exceptions provided in the Sellers Disclosure Letter):
5.1    Authorization.
(g)    Each Seller and each of the Group Companies is duly organized, validly existing and, where the concept is recognized, in good standing under the laws of the jurisdiction of its incorporation. Each Seller and each of the Group Companies is duly qualified or licensed to do business and, where the concept is recognized, in good standing in each of the jurisdictions in which such qualification or licensing is necessary, except where the failure to be so qualified or licensed or in good standing would not reasonably be expected to result in a material Liability. Each Seller has the corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which each such Seller is or will be a party, as applicable, to perform its obligations hereunder and thereunder, to consummate the transactions contemplated hereby and thereby and, as to each Seller and each of the Group Companies, to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all of its obligations under the Material Contracts to which it is a party. The execution, delivery and performance by each Seller of this Agreement and the consummation of the transactions contemplated hereby and thereby, have been, and on the North America Closing Date or the China Closing Date, as applicable, the execution and delivery by each Seller of the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated thereby will be, duly and validly authorized by all requisite corporate action of each Seller. Each Seller has duly executed and delivered this Agreement and on the North America Closing Date or the China Closing Date, as applicable, each Seller will duly execute and deliver the Ancillary Agreements to which it is a party. This Agreement is, and on the North America Closing Date or the China Closing Date, as applicable, each of the Ancillary Agreements to which each Seller is a party will be, valid and binding obligations of such Seller, enforceable against such Seller in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity).
(h)    Except as provided for in Section 7.4 and except as set forth in Section 5.1(b) of the Sellers Disclosure Letter, the execution and delivery by each Seller of this Agreement and the Ancillary Agreements to which such Seller will be a party, the performance of its obligations hereunder and thereunder, and the consummation by each Seller of the transactions contemplated by this Agreement and such Ancillary Agreements do not and will not with the passage of time or the giving of notice or both: (i) permit a termination of, constitute a violation or breach of, or require any Consent or payment under, any Material Contract, (ii) result in the creation or imposition of any Lien upon any stock or assets of the Group Companies or RTA or upon any of the Canada Purchased Assets or (iii)  constitute a violation or breach of, or require any Consent or Governmental Approval under (A) any Order or Governmental Approval to which any of the Group Companies or Sellers are subject, (B) any Law to which the Group Companies or Sellers are subject or (C) the articles or certificate of incorporation or bylaws or other governing documents of any of the Group Companies or Sellers, except in the cases of clauses (i), (ii), (iii)(A) and (iii)(B), where such violation, conflict, default, payment, termination, creation or imposition would not reasonably be expected to result in Liabilities to the Group Companies or the Canada Business in excess of $1,000,000 in the aggregate.
5.2    Ownership of Shares and Capitalization.
(j)    The authorized capital stock or share capital of the Group Companies including the Tianjin Subsidiary’s Equity Interest is set forth in Section 5.2(a) of the Sellers Disclosure Letter, of which only the Shares, including the Tianjin Subsidiary’s Equity Interest, are issued and outstanding. Each Seller and the US Company, as applicable, is the sole record and beneficial owner of, and has valid title to, the number of Shares set forth opposite such Seller’s or the US Company’s, as applicable, name in Section 5.2(a) of the Sellers Disclosure Letter. The China Company is the sole record and beneficial owner of, and has valid title to, the Tianjin Subsidiary Equity Interest. The Shares including the Tianjin Subsidiary’s Equity Interest have been duly authorized and validly issued and are fully paid and non-assessable and were issued in compliance with all applicable Laws. At the North America Closing, upon delivery of and payment for the US Shares and the Mexico Shares, Buyer will acquire valid title to the US Shares and the Mexico Shares, free and clear of all Liens, other than Liens created by Buyer. At the China Closing, upon delivery of and payment for the China Shares, delivery of the certificates representing all of the China Shares and Instrument of Transfer and Bought and Sold Notes (with Buyer as transferee), full payment of the stamp duties payable in respect of the transfer of the China Shares from Alcan Asia to Buyer and registration of such transfer on the books of the China Company, Buyer will acquire valid title to all of the China Shares including the Tianjin Subsidiary’s Equity Interest (indirectly through title to the China Company), free and clear of all Liens, other than Liens created by Buyer. Except as set forth in Section 5.2(a) of the Sellers Disclosure Letter, none of the Group Companies has any Subsidiaries and none of the Group Companies directly or indirectly owns any securities or other ownership interests in any Person other than the Subsidiaries set forth in Section 5.2(a) of the Sellers Disclosure Letter. All of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary set forth in Section 5.2(a) of the Sellers Disclosure Letter have been duly authorized and validly issued, are fully paid and nonassessable and are owned by a Group Company or by a Subsidiary, as set forth in Section 5.2(a) of the Sellers Disclosure Letter, free and clear of all Liens.
(k)    Except for the Shares and as set forth in Section 5.2(b) of the Sellers Disclosure Letter, there are no outstanding: (i) shares of capital stock, voting securities or shares of the share capital of the Group Companies; (ii) securities of the Group Companies convertible into or exercisable or exchangeable for shares of capital stock, voting securities or shares of the share capital of the Group Companies; (iii) options, warrants or stock appreciation, phantom stock, preemptive or other similar rights or agreements to acquire from Sellers any capital stock, shares or voting securities of or securities convertible into or exercisable or exchangeable for capital stock, shares or voting securities of any Group Company; (iv) shareholder agreements, proxies or other similar agreements to which any Group Company is a party with respect to the voting of any shares of capital stock, voting securities or shares of the share capital of any such Group Company; or (v) Contracts restricting the transfer of, or requiring the registration for sale of, any shares of capital stock, voting securities or shares of the share capital of the Group Companies. There are no outstanding obligations of the Group Companies to repurchase, redeem or otherwise acquire any Shares or any securities of the nature described in clauses (i), (ii) or (iii).
5.3    Ownership of Assets. RTA has good and, with respect to real estate, marketable title to, or otherwise has a valid leasehold interest or, with respect to the Canada Contracts and Intellectual Property included in the Canada Purchased Assets, license or similar contractual arrangement, in all of the Canada Purchased Assets, including all assets reflected in the Financial Statements Related to the Canada Business and all Intellectual Property and real property included in the Canada Purchased Assets, in each case free and clear of any Liens, other than Permitted Liens. The Group Companies have good and, with respect to real estate, marketable title to, or otherwise have a valid leasehold interest or, license or similar contractual arrangement in, all of the material assets used by the Group Companies, including all assets reflected in the Financial Statements and all Intellectual Property and real property, with respect to the Business (collectively with the Canada Purchased Assets, the “Assets”), in each case free and clear of any Liens, other than Permitted Liens or Liens created by Buyer. Except for those assets and services provided under the Transition Services Agreement and the Intellectual Property to be provided under the Shared IP Agreements, the Assets constitute all of the assets, tangible and intangible, of any nature whatsoever, currently used to operate the Business in the manner presently operated by Sellers and their Affiliates, the Group Companies and RTA, as applicable. No Affiliates of Sellers, other than the Group Companies and RTA with respect to the Canada Business, are engaged in the Business.
5.4    Financial Statements. Sellers have provided to Buyer the management prepared combined balance sheet and statement of income of the Group Companies and the Canada Business as at and for the periods ended on December 31, 2010 and December 31, 2011, except for Distribución (which was incorporated in December of 2011) (collectively, the “Financial Statements”). The Financial Statements were prepared in accordance with the books of account and other financial records of the Group Companies and RTA with respect to the Canada Business. Except as set forth in Section 5.4 of the Sellers Disclosure Letter, the Financial Statements (a) have been prepared in accordance with the accounting policies and practices historically used by the Business for internal management financial statements, which policies and practices have been consistently applied throughout the periods covered, and (b) fairly present, in all material respects, the financial position and results of operations of the Group Companies and the Canada Business as at their respective dates for their respective periods, taking into consideration the purpose for which the Financial Statements were prepared; provided, however, that the Financial Statements may not necessarily reflect the financial position and results of operations of the Group Companies and the Canada Business had they been operated on a stand-alone basis during the periods presented.
5.5    Tax Matters.
(a)    Except as set forth in Section 5.5(a) of the Sellers Disclosure Letter: (a) the Group Companies have (i) accurately and timely filed (taking into account extensions) all Tax Returns required to have been filed by them, and (ii) timely paid all Taxes due and payable prior to the date hereof by the Group Companies (except for Taxes being contested in good faith); (b) there are no pending or, to the Knowledge of Sellers, threatened claims, actions, suits, proceedings or investigations for the assessment or collection of Taxes with respect to the Group Companies; (c) there are no liens for Taxes against any of the Assets, other than liens for Taxes not yet due and payable or contested in good faith; (d) none of the Group Companies has executed or filed with any Taxing Authority any agreement extending the period for assessment or collection of any Taxes; (e) Sellers have made available to Buyer true, correct and complete copies of all income Tax Returns and all other material Tax Returns filed with respect to the (i) Group Companies (except for the Mexico Companies) for the taxable years ending in 2006 through 2010, and (ii) the Mexico Companies for the taxable years elapsed from the date of incorporation of the Mexico Companies; (f) none of the Group Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other transaction on or prior to either Closing Date, (ii) Closing Agreement pursuant to Section 7121 of the Code or any corresponding provision of state, local or foreign Tax Law, (iii) accounting method change or agreement with any Taxing Authority, (iv) prepaid amount received on or prior to either Closing Date, (v) income from discharge of indebtedness deferred pursuant to Section 108(i) of the Code or any corresponding provision of state, local or foreign Tax Law or (vi) intercompany transaction or excess loss account described in Section 1502 of the Code or any corresponding provision of state, local or foreign Tax Law; (g) none of the Group Companies has within the past two (2) years been a party to a transaction intended to qualify under Section 355 of the Code or under so much of Section 356 of the Code as relates to Section 355 of the Code; (h) Alcan Corp. is not a “foreign person” as such term is defined in Section

1445 of the Code; (i) none of the Group Companies (A) has been a member of an affiliated group filing a consolidated federal income Tax return (other than a group the common parent of which is an Affiliate of any of Sellers) or (B) has any liability for the Taxes of any Person (other than Sellers) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), as a transferee, successor, by contract or otherwise; (j) none of the Group Companies is a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a material payment or indemnification obligation (other than agreements between and among Sellers and their Affiliates); (k) each of the Group Companies has disclosed to the IRS on the appropriate Tax Returns any “Reportable Transaction” in which any of the Group Companies has participated and has retained all documents and other records pertaining to any Reportable Transaction (as defined in Treasury Regulation Section 1.6011-4(b)) in which any of the Group Companies has participated, including documents and other records listed in Treasury Regulation Section 1.6011-4(g) and any other documents or other records which are related to any Reportable Transaction in which any of the Group Companies has participated but which are not listed in Treasury Regulation Section 1.6011-4(g); (l) each of the Group Companies has complied with the provisions of the Code relating to the withholding and payment of Taxes, including the withholding and reporting requirements under Code Sections 1441 through 1464, 3401 through 3406, and 6041 through 6049, as well as similar provisions under any other Laws, and has, within the time and in the manner prescribed by Law, withheld from employee wages and paid over to the proper Taxing Authorities all amounts required, and each of the Group Companies has undertaken in good faith to appropriately classify all service providers as either employees or independent contractors for all Tax purposes; (m) each of the Group Companies (i) has collected and remitted all applicable sales and/or use Taxes to the appropriate Taxing Authority, or (ii) has obtained, in good faith, any applicable sales and/or use Tax exemption certificates; (n) none of the Group Companies has received any Tax Ruling or entered into a Tax Closing Agreement with any Taxing Authority that would have a continuing effect after the Closing Date (for purposes of this subsection, the term “Tax Ruling” shall mean written rulings of a Taxing Authority relating to Taxes, and the term “Tax Closing Agreement” shall mean a written and legally binding agreement with a Taxing Authority relating to Taxes); (o) no power of attorney currently in force has been granted by the Group Companies; (p) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby either solely as a result thereof or in conjunction with any other events will result in, or constitute an event which, with the passage of time or the giving of notice or both will result in the accelerated vesting of, any payment or benefit to any employee, officer, director or consultant of the Group Companies; and (q) no amount paid or payable by the Group Companies in connection with the transactions contemplated hereby either solely as a result thereof or in conjunction with any other events will be an “excess parachute payment” within the meaning of Section 280G of the Code, and there is no agreement, plan, arrangement or other contract covering any employee or independent contractor or former employee or former independent contractor of the Group Companies that, considered individually or considered collectively with any other such agreement, plan, arrangement or other contract, will, or would reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code, nor will the Group Companies be required to “gross up” or otherwise compensate or reimburse any such person because of the imposition of any excise Tax. All of the Tax incentives, fiscal support and any other forms of subsidies received or to be received by the Tianjin Subsidiary are in full compliance with the applicable PRC Tax Laws and, other than those set forth in Section 5.5(a) of the Sellers Disclosure Letter, no event has occurred or circumstance exists that is reasonably likely to trigger, directly or indirectly, any claw-back by any PRC Government Authority of the foregoing incentives, or penalties or Liabilities thereof.
(b)    Except as set forth in Section 5.5(b) of the Sellers Disclosure Letter, (i) there are no Liens for Taxes against any of the Canada Purchased Assets, (ii) RTA is not a non-resident of Canada within the meaning of the Income Tax Act (Canada), (iii) RTA is duly registered under part IX the Excise Tax Act (Canada) with registration number 100 119 213 RT0001 and under part I of the Act respecting the Quebec Sales Tax with registration number 10 0005 7131 TQ0553.
(c)    Each of the Mexico Companies is not a party to any Tax allocation agreements pursuant to which it will have any obligation to make any payments for Taxes of a third party after the North American Closing Date.
5.6    No Asbestos. Except as set forth in Section 5.6 of the Sellers Disclosure Letter, the wire and cable products manufactured for sale or sold by the Business in the United States prior to the date hereof did not contain asbestos.
5.7    Absence of Changes. From December 31, 2011 to the date hereof, except as set forth in Section 5.7 of the Sellers Disclosure Letter, the Business has been conducted only in the Ordinary Course and, without limiting the foregoing, there has not been any:
(a)    declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock or of the share capital of any Group Company, other than cash dividends or cash distributions to one or more Sellers of all or any portion of any Group Company’s available cash and distributions of cash held in intercompany accounts;
(b)    incurrence, assumption or guarantee of any material Indebtedness by any Group Company or the Canada Business or the making by any Group Company or the Canada Business of any material loan, advance or capital contribution to or investment in any Person;
(c)    change in any Group Company’s authorized or issued capital stock, grant of any stock option or right to purchase shares of capital stock of any such Group Company or issuance of any security convertible into such capital stock;
(d)    amendment to the articles or certificate of incorporation or bylaws or other governing documents of any of the Group Companies;
(e)    damage to or destruction to any material Asset or loss of any material Asset other than due to sales of inventory or obsolete equipment in the Ordinary Course of Business;
(f)    creation or other incurrence by any Group Company or the Canada Business of any material Lien on any Assets, other than Permitted Liens;
(g)    material change in any accounting principle, policy, method or procedure by any Group Company or the Canada Business or any material revaluation of any Assets;

(h)    sale, transfer, lease or other disposition of any material amount of Assets by the Group Companies or the Canada Business, other than inventory or obsolete equipment sold in the Ordinary Course of Business;
(i)    (i) grant of any severance or termination pay to (or amendment to any existing arrangement with) any Business Employee; (ii) material increase in compensation, bonus or other benefits payable to any Business Employee, other than increases in salaries in the Ordinary Course of Business or in accordance with any agreement, policy or practice in effect on the date hereof; or (iii) except as required by applicable Law or any agreement in effect on the date hereof, establishment, adoption or amendment of any collective bargaining, profit-sharing, pension, retirement, deferred compensation, compensation, or other material Group Company Benefit Plan, Canada Business Benefit Plan or arrangement covering any Business Employee;
(j)    Tax election made or changed by any Group Company, Tax accounting methods changed, or any amendments made to any income or other Tax Returns by any Group Company, unless required by applicable Law, other than immaterial Tax elections, immaterial changes to Tax accounting methods and immaterial amendments to Tax Returns; or
(k)    agreement or commitment to do any of the foregoing.
5.8    Compliance with Law and Proceedings.
(a)    Except as set forth in Section 5.8(a) of the Sellers Disclosure Letter, the Group Companies and the Canada Business are in compliance in all respects with any Law or Governmental Approval applicable to it or to the conduct or operation of the Business or the ownership or use of any of the Assets, except for violations that would not reasonably be expected to result in Liabilities to the Group Companies or the Canada Business in excess of $1,000,000 in the aggregate. None of Seller or any of the Group Companies has received any notice or other communication (whether oral or written) from any Governmental Authority or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any applicable Law, Order or Governmental Approval, except for violations that would not reasonably be expected to result in Liabilities to the Group Companies or the Canada Business in excess of $1,000,000 in the aggregate. The Group Companies and RTA hold all Governmental Approvals necessary to the operation of the Business and each such Governmental Approval is valid and in full force and effect. The business scope as stipulated currently in the business license of the Tianjin Subsidiary is sufficient to allow the Tianjin Subsidiary to conduct its current business. None of Sellers (on behalf of the Group Companies or the Canada Business) or the Group Companies nor any of their current or former partners, equityholders, members, managers, directors, executives, officers, representatives, agents or employees (when acting on behalf of Sellers or the Group Companies or the Canada Business) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees; (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977; (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties; (v) has made any deliberately false or fictitious entries on the books and records; or (vi) has made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature using corporate funds or otherwise on behalf of the Group Companies or the Canada Business.
(b)    Except as set forth in Section 5.8(b) of the Sellers Disclosure Letter, there is no Proceeding pending or, to the Knowledge of Sellers, threatened in writing against any Group Company or the Canada Business or relating to the transactions contemplated hereby or to the conduct or operation of the Business or the ownership or use of any of the Assets, except for Proceedings that would not reasonably be expected to result in Liabilities to the Group Companies or the Canada Business in excess of $1,000,000 in the aggregate. Except as set forth in Section 5.8(b) of the Sellers Disclosure Letter, there is no Order to which any Group Company, the Canada Business or any of the Assets is subject. The Group Companies and the Canada Business are in compliance in all material respects with all such Orders.
5.9    Material Contracts.
(a)    Except as set forth in Section 5.9(a) of the Sellers Disclosure Letter, none of the Group Companies or the Canada Business is bound by or a party to any:
(i)    Contract relating to any Indebtedness, including all Indebtedness taken into account in the calculation of the Net Intracompany Indebtedness;
(ii)    Joint venture, partnership, limited liability company or other similar Contract;
(iii)    Contract relating to the acquisition or disposition of any Person, business, assets, products or services (whether by merger, sale of stock, sale of assets or otherwise), other than (A) sales of inventory in the Ordinary Course of Business, (B) purchases of raw materials and supplies in the Ordinary Course of Business, (C) any Contract involving annual revenues or expenses of less than $1,000,000 in the aggregate or (D) any Contract that is cancellable by the Group Company that is a party or RTA without penalty on less than ninety days’ notice;
(iv)    Contract affecting the ownership of, leasing of, title to, use of or any leasehold or other interest in any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $250,000 and with a term of less than one (1) year);
(v)    Contract relating to any license or sublicense of any material rights under or with respect to any Intellectual Property (other than generally available off-the-shelf software licenses);
(vi)    Sales, distribution, agency or marketing Contract with respect to which the annual fees payable by or to any Group Company or the Canada Business are in excess of $100,000 individually or $1,000,000 in the aggregate, other than any Contract that is cancellable by the Group Company that is a party or RTA without penalty on less than ninety (90) days’ notice;
(vii)    Contract not included in the 2012 CapEx Plan and relating to any outstanding commitment for capital expenditures in excess of $100,000 individually or $500,000 in the aggregate;
(viii)    Contract that (A) limits in any material respect the freedom of any Group Company or the Canada Business to compete in any line of business or with any Person or in any geographic area or (B) contains exclusivity obligations or restrictions binding on any Group Company or the Canada Business;
(ix)    Contract evidencing or relating to Indebtedness or to the mortgaging, pledging or otherwise placing a Lien (other than a Permitted Lien) on any portion of the Assets;
(x)    Power of attorney that is currently effective and outstanding;
(xi)    Contract between any Group Company or the Canada Business, on the one hand, and any of its Affiliates, on the other hand;
(xii)    Contract under which (A) any Person has directly or indirectly guaranteed any Liabilities of any Group Company or the Canada Business or (B) any Group Company or the Canada Business has directly or indirectly guaranteed Liabilities of any other Person;
(xiii)    Hedging contract, swap or similar arrangements; or
(xiv)    each amendment, supplement and modification (whether oral or written) in respect of any of the foregoing.
(b)    With respect to each Contract set forth in Section 5.9(a) of the Sellers Disclosure Letter (each, a “Material Contract”), except as set forth in Section 5.9(b) of the Sellers Disclosure Letter, (i) each Material Contract is in full force and effect and is valid and enforceable in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity), (ii) each Material Contract which is being assigned to or assumed by Buyer is assignable without any Consent, (iii) Sellers have made available to Buyer a true and correct copy of each Material Contract, (iv) no Group Company or Seller, or to the Knowledge of Sellers, any other party thereto, is in default under or breach or violation of any Material Contract and, to the Knowledge of Sellers, no event has occurred that, with or without notice or passage of time or both, would reasonably be expected to constitute a default, breach or violation thereunder, and (v) no party has provided any written notice of any intention to terminate any Material Contract.
5.10    Employees and Labor Matters.
(a)    Except for the collective bargaining agreement described in Section 5.10(a) of the Sellers Disclosure Letter (the “Collective Bargaining Agreement”), no Group Company or Seller, in relation to the Business, is a party to or bound by any collective bargaining agreement, or any other agreement, understanding, or contract of any kind with any labor organization or union.

With respect to Business Employees, except as set forth in Section 5.10(a) of the Sellers Disclosure Letter, there are not and have not since December 31, 2008, been labor unions or other labor organizations or groups representing or purporting or attempting to represent any Business Employees. Except as set forth in Section 5.10(a) of the Sellers Disclosure Letter, since December 31, 2008, there has not occurred, or, to the Knowledge of Sellers, been threatened, any material strike, slowdown, picketing, work stoppage, concerted refusal to work or other similar labor activity with respect to any Business Employees. Since December 31, 2008, no Group Company, Seller or the Canada Business has engaged in any unfair labor practices (within the meaning of the National Labor Relations Act or under any other similar Laws governing labor relations) that would reasonably be expected to result in a material Liability of the Group Companies or the Canada Business.
(b)    Except as disclosed in Section 5.10(b) of Sellers Disclosure Letter, to the Knowledge of Sellers, with respect to the Business, (i) Sellers are not in violation of any provision under the Collective Bargaining Agreement and (ii) the execution and delivery by each Seller of this Agreement and the Ancillary Agreements to which such Seller is a party, the performance of its obligations hereunder and thereunder, and the consummation by each Seller of the transactions contemplated by this Agreement and such Ancillary Agreements do not and will not with the passage of time or the giving of notice or both, permit a termination of, constitute a conflict with or violation or breach of, or require any Consent or material payment under, the Collective Bargaining Agreement.
(c)    To the Knowledge of Sellers, the Group Companies and Sellers with respect to the Business are in compliance with all applicable Laws respecting employment and employment practices and standards, terms and conditions of employment, wages and hours, equal opportunity, civil or human rights, labor relations, privacy, pay equity, employment equity, worker’s compensation, occupational health and safety and payroll Taxes or the China Social Security Benefits, as applicable, with respect to the current and former Business Employees, except to the extent that such non-compliance would not reasonably be expected to result in Liabilities to the Group Companies or the Canada Business in excess of $1,000,000 in the aggregate. The Group Companies and Sellers with respect to the Business have timely made all payments in connection with Mexico Business Employees that are required to be made under applicable Law to the Instituto Mexicano del Seguro Social and the Instituto del Fondo Nacional de la Vivienda para los Trabajadores and the Sistema de Ahorro Para el Retiro. Except as set forth in Section 5.10(c) of the Sellers Disclosure Letter, with respect to the Business no Seller or any Group Company is in receipt of a written complaint, demand letter, grievance or charge issued by a Governmental Authority or union or labor organization that alleges a violation by any Group Company or any Seller of (A) any applicable Law respecting employment and employment practices, common or civil law, terms and conditions of employment, wages and hours, equal opportunity, civil or human rights, labor relations, privacy, pay equity, employment equity, workers’ compensation, occupational health and safety, payroll Taxes or the China Social Security Benefits, as applicable, with respect to the current or former Business Employees, or (B) any benefits or compensation with respect to Mexico Business Employees or any payments in connection with Mexico Business Employees required to be made under applicable Law to the Instituto Mexicano del Seguro Social and the Instituto del Fondo Nacional de la Vivienda para los Trabajadores and the Sistema de Ahorro

Para el Retiro.
(d)    Except as set forth in Section 5.10(d) of the Sellers Disclosure Letter, all current assessments under applicable workers’ compensation Laws in relation to the Business and all of Sellers’ contractors and subcontractors have been paid or accrued by Sellers. Sellers, the Group Companies and their Affiliates (with respect to the Business) have not been and are not subject to any payroll-based workers’ compensation assessments (except those assessments that become payable in the Ordinary Course of Business) or any additional or penalty assessment under such workers’ compensation Laws that have not been paid and have not been given notice of any audit. Moreover, Sellers’, the Group Companies’ and their Affiliates’ accident cost experience with respect to their workers’ compensation coverage is such that there are no pending nor, to the Knowledge of Sellers, potential assessments, experience rating charges or Claims which could adversely affect Sellers’, the Group Companies’ and their Affiliates’ premium payments or accident cost experience or result in any additional payments in connection with the Business.
(e)    No Group Company or RTA with respect to the Canada Business has (i) engaged in any plant closing, work force reduction or other action that has resulted or could reasonably be expected to result in Liability under the Workers Adjustment and Retraining Notification Act (the “WARN Act”) or any other applicable Law providing for similar Liability with respect to the current or former Business Employees or (ii) been issued any notice that any such action is to occur in the future with respect to the current or former Business Employees.
(f)    Section 5.10(f) of the Sellers Disclosure Letter sets forth: (i) a true and complete list of all Business Employees, directors, consultants or contractors as of the date hereof; (ii) the base compensation of each such Business Employee, directors, consultants or contractors; (ii) the incentive compensation of each Business Employee named in Section 1.1(b) of the Sellers Disclosure Letter and of each Business Employee who directly reports to such Person; (iii) the employer and location of employment, or the service recipient and location for which services are performed, for each Business Employee, director, consultant or contractor; (iv) the title, position and/or job classification held by each such Business Employee, director, consultant or contractor, and, as applicable with respect to employees, whether each Business Employee is, and has been treated as, “exempt” or “non-exempt” for purposes of federal, state, provincial and/or local Laws governing the potential payment of overtime. Section 5.10(f) of the Sellers Disclosure Letter also lists Business Employees on inactive status including lay-off, short-term disability leave, long-term disability leave, pregnancy and parental leave or other extended absences, or receiving benefits pursuant to workers’ compensation legislation, and specifies the last date of active employment, the reason for the absence and the expected date of return of each such Business Employee.
(g)    All Business Employees, directors, consultants or contractors who are performing services for Sellers or the Group Companies with respect to the Business in Canada, China, Mexico and the United States are legally permitted to work in Canada, China, Mexico and the United States, as applicable, and all such individuals who are classified by Sellers or the Group Companies as contractors satisfy and have at all times satisfied the requirements of applicable Law to be so classified.
(h)    Current and complete copies of all Contracts with Business Employees,

directors, consultants or contractors who are performing services for Sellers or the Group Companies with respect to the Business have been delivered or made available to Buyer. Except for those Contracts listed in Section 5.10(h) of the Sellers Disclosure Letter, there are no Contracts with Business Employees, directors, consultants or contractors who are performing services for Sellers or the Group Companies with respect to the Business which are not terminable at will or, for such Business Employees, directors, consultants or contractors in Canada, terminable on the giving of reasonable notice in accordance with applicable Law.
(i)    Except as disclosed in Section 5.10(i) of the Sellers Disclosure Letter, (i) the Group Companies and RTA with respect to the Canada Business, to the extent required by Law, have a written privacy policy which governs the collection, use and disclosure of personal information and Sellers are in compliance with such privacy policy, and (ii) all required Consents to the collection, use or disclosure of personal information in connection with the conduct of the Business (including disclosure to Affiliates of Sellers) have been obtained.
5.11    Employee Benefits.
(a)    Section 5.11(a) of the Sellers Disclosure Letter sets forth all of the material Group Company Benefit Plans and Canada Business Benefit Plans, except for those Group Company Benefit Plans and Canada Business Benefit Plans consisting of individual employment, severance, change-in-control, retention and similar agreements under which all amounts due up through the North America Closing or the China Closing, as applicable, will be paid before or upon the North America Closing or China Closing, as applicable. Except as set forth on Section 5.11(a) of the Sellers Disclosure Letter, since December 31, 2008, or, with respect to the Mexico Companies since the date of incorporation of each of such companies, each Group Company Benefit Plan and Sellers’ Canadian Pension Plan have complied in all material respects with the requirements of all Laws applicable to such plans, and as applicable, the Collective Bargaining Agreement. With respect to each Group Company Benefit Plan and Sellers’ Canadian Pension Plan, all required payments, premiums, contributions, distributions, or reimbursements have been made or properly accrued under applicable Laws and the terms of such plan. With respect to each material Group Company Benefit Plan and Canada Business Benefit Plan, Sellers have provided or made available to Buyer, to the extent applicable: (i) each material writing constituting a part of such Group Company Benefit Plan or Canada Business Benefit Plan; (ii) other than with respect to registered pension plans which RTA maintains or in which RTA participates for the benefit of Canada Business Employees, including the Sellers’ Canadian Pension Plan, the most recent Annual Report (Form 5500 Series) or other annual declaration or information return filed with Governmental Authorities and accompanying schedules, if any; (iii) the most recent annual financial report, if any or registration confirmation from the Quebec Pension Board and the Canada Revenue Agency, as applicable; and (iv) the most recent determination or opinion letter from the IRS, if any. There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a Liability of Buyer following the North America Closing or the China Closing, as applicable. Sellers’ US Savings Plan has received a favorable determination letter from the IRS under Section 401(a) of the Code, and nothing has occurred that is likely to adversely affect the qualified status of Sellers’ US Savings Plan under Section 401(a) of the Code.

(b)    Except as set forth on Section 5.11(b) of the Sellers Disclosure Letter, no Group Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to present or former Business Employees, directors, consultants or contractors or their beneficiaries or covered dependents after their retirement or other termination of service, other than coverage mandated by applicable Law.
(c)    Except as set forth on Section 5.11(c) of the Sellers Disclosure Letter, there are no Group Company Benefit Plans covering Business Employees that are (i) subject to Title IV of ERISA, (ii) “multiemployer plans” within the meaning of Section 3(37) of ERISA or any “multiple employer plan” within the meaning of Section 4063 of ERISA, or (iii) multi-employer plans, as defined under any other applicable provincial or federal Law.
(d)    Except as set forth in Section 5.11(d) of the Sellers Disclosure Letter, each Group Company Benefit Plan and the benefits provided thereunder can, to the extent permitted by applicable Law, be amended or terminated at any time by Sellers or Group Companies, in accordance with its terms without the prior consent of the participants or beneficiaries thereunder or the consent of any collective bargaining unit representing any such participants or beneficiaries, if applicable. As of the date hereof, Sellers and the Group Companies have not agreed or otherwise committed, whether in writing or otherwise, to adopt any new material employee benefit plan, policy, agreement or arrangement that would constitute a Group Company Benefit Plan or to materially increase or improve the compensation, benefits or terms and conditions of employment or service of any Business Employee, director, consultant or contractor.
(e)    With respect to the Group Company Benefit Plans and Sellers’ Canadian Pension Plan, there is no pending, or to the Knowledge of Sellers, threatened, litigation (other than claims for benefits in the Ordinary Course) that has been asserted or instituted against the Group Company Benefit Plans or Sellers’ Canadian Pension Plan, any fiduciaries thereof with respect to their duties to such plans or the assets of any of the trusts under any of the Group Company Benefit Plans or Sellers’ Canadian Pension Plan that could reasonably be expected to result in any material Liability of the Group Companies or the Canada Business.
(f)    Sellers’ sole obligation to or in respect of Canada Business Benefit Plans pursuant to the Collective Bargaining Agreement that are not maintained or administered by Sellers is to make the required contributions to such plans in the amounts and in the manner set forth in the Collective Bargaining Agreement disclosed to Buyer under this Agreement.
(g)    Except as set forth in Section 5.11(g) of the Sellers Disclosure Letter, none of the Canada Business Benefit Plans, other than the Sellers’ Canadian Pension Plan, provide benefits beyond retirement to Canada Unionized Continuing Employees or to the beneficiaries or dependants of such employees, and where there are such Benefit Plans disclosed in Section 5.11(g) of the Sellers Disclosure Letter, each such Benefit Plan may be amended or terminated at any time without incurring any liability thereunder other than in respect of Claims incurred prior to such amendment or termination.
Section 5.10 and this Section 5.11 constitute the sole and exclusive representations and warranties of Sellers with respect to matters arising under labor and employment Laws or relating to employee benefit plans, programs or arrangements.
5.12    Environmental Matters. Except as set forth in Section 5.12(a) of Sellers Disclosure Letter:
(a)    the Tianjin Subsidiary has obtained all the Governmental Approvals with respect to environmental protection in connection with its operation including those related to disposal of wastes, environmental assessment reports and various environment testing reports. As of the date hereof, to the Knowledge of Sellers, no material expenditures are required in order to comply with any existing PRC Law with respect to environmental protection;
(b)    no written complaint, Order, notice of violation or other claim under any Environmental Law has been received by any Group Company or Seller with respect to any facility that is the subject of the transactions contemplated by this Agreement, other than for matters that have been resolved or that are no longer outstanding;
(c)    to the Knowledge of Sellers, there has been no release of any Hazardous Substance in connection with the ownership or operation of any facility that is the subject of the transactions contemplated by this Agreement except in compliance with Environmental Laws; and
(d)    to the Knowledge of Sellers, there are no outstanding complaints, demands, directives, orders, notices or other claims from any Government Authority or other third party that allege that any environmental contamination is attributable to any facility that is the subject of the transactions contemplated by this Agreement, including any environmental contamination at remote locations.
This Section 5.12 constitutes the sole and exclusive representations and warranties of the Sellers with respect to any environmental matters, including any arising under Environmental Laws.
5.13    Insurance. Section 5.13 of the Sellers Disclosure Letter sets forth a general description of all insurance policies maintained by Sellers or the Group Companies Related to the Business, and the Group Companies are in compliance in all material respects with all requirements of each such insurance policy that, if not complied with, would be reasonably expected to result in a termination of such insurance policy. There is no pending claim by any Seller or Group Company under any of such policies as to which coverage has been denied by the underwriters of such policies. All such policies are in full force and effect. Such policies are to the Knowledge of Sellers sufficient for compliance with all applicable Laws and Material Contracts.
5.14    Solvency. RTA is not now insolvent and will not be rendered insolvent by any of the transactions contemplated hereby. As used in this section, “insolvent” means that the sum of the debts and other probable Liabilities of RTA exceeds the present fair saleable value of RTA’s assets.
5.15    Brokers and Finders. No Person shall be entitled to any broker’s or finder’s or similar fee or commission from Buyer or the Group Companies in connection with the transactions contemplated hereby based upon any agreement or conduct of Sellers, the Group Companies or any other of their Affiliates.
5.16    Disclaimer. Except for the representations and warranties contained in this Article V (as modified by the Sellers Disclosure Letter), none of Sellers, the Group Companies or any of their Affiliates or Representatives makes or has made any other representation or warranty whatsoever, oral or written, express or implied, with respect to the Group Companies, the Canada Purchased Assets, the Canada Assumed Liabilities, the Business or the transactions contemplated by this Agreement. Except as otherwise specifically set forth in this Agreement, Sellers and the Group Companies expressly disclaim any other representations or warranties, whether made by Sellers, any Group Company or any of their Affiliates or Representatives.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Sellers the following as of the date hereof:
6.1    Authorization.
(l)    Buyer is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation. Buyer is duly qualified or licensed to do business and, where the concept is recognized, in good standing in each of the jurisdictions in which such qualification or licensing is necessary, except where the failure to be so qualified or licensed or in good standing would not reasonably be expected to materially impair or delay the ability of Buyer to perform its obligations hereunder or under any Ancillary Agreements to which it is a party. Buyer has the corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party, as applicable, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby and thereby, have been, and on the North America Closing Date or the China Closing Date, as applicable, the execution and delivery by Buyer of the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated thereby will be, duly and validly authorized by all requisite corporate action of Buyer. Buyer has duly executed and delivered this Agreement and on the North America Closing Date or the China Closing Date, as applicable, Buyer will duly execute and deliver the Ancillary Agreements to which it is a party. This Agreement is, and on the North America Closing Date or the China Closing Date, as applicable, each of the Ancillary Agreements to which Buyer is a party will be, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity).
(m)    Except as provided for in Section 7.4, the execution and delivery by Buyer of this Agreement and the Ancillary Agreements to which Buyer will be a party, the performance of its obligations hereunder and thereunder, and the consummation by Buyer of the transactions contemplated by this Agreement and such Ancillary Agreements do not and will not with the passage of time or the giving of notice or both: (i) permit a termination of, constitute a conflict with or violation or breach of, or require any Consent or material payment under, any material contract to which Buyer is a party, (ii)  constitute a violation or breach of, or require any Consent or Governmental Approval under (A) any Order or Governmental Approval to which Buyer is subject, (B) any Law to which Buyer is subject or (C) the certificate of incorporation or bylaws or other governing documents of Buyer, except in the case of clauses (i), (ii)(A) and (ii)(B), where such violation, conflict, default, payment, or termination would not reasonably be expected to prevent Buyer from consummating the transactions contemplated by this Agreement and the Ancillary Agreements to which Buyer will be a party.
6.2    Purchase for Investment. Buyer is acquiring the Shares for investment and not with a view toward any resale or distribution thereof, except in compliance with the United States Securities Act of 1933, as amended, and any applicable securities Laws of any state of the United States, any country other than the United States and any other jurisdiction (collectively, the “Securities Acts”). Buyer hereby acknowledges that the Shares have not been registered pursuant to the Securities Acts and may not be transferred in the absence of such registrations or exemptions therefrom under the Securities Acts.
6.3    Proceedings. There is no Proceeding pending or, to the knowledge of Buyer, threatened against or affecting Buyer relating to the transactions contemplated hereby or that would reasonably be expected to materially impair or delay the ability of Buyer to perform its obligations hereunder or under any of the Ancillary Agreements to which it is or will be a party.
6.4    Financing. Buyer has and will have on the North America Closing Date and the China Closing Date an amount of cash on hand and borrowing capacity under its existing credit facilities necessary to consummate the transactions contemplated hereby and by the Ancillary Agreements.
6.5    Brokers and Finders. No Person shall be entitled to any broker’s or finder’s or similar fee or commission from Sellers or their Affiliates in connection with the transactions contemplated hereby based upon any agreement or conduct of Buyer or any of its Affiliates.
6.6    Canadian Tax Matters.
(l)    Buyer is duly registered under part IX of the Excise Tax Act (Canada) with the registration number listed on Section 6.6 of Buyer’s Disclosure Letter and under part I of the Act respecting the Quebec Sales Tax with the registration number listed on Section 6.6 of Buyer’s Disclosure Letter.
(m)    Buyer represents that neither Buyer nor, to the knowledge of Buyer, any Affiliate of Buyer held any shares in Alcan Inc. within the 24-month period preceding October 30, 2007. Furthermore, Buyer represents that to Buyer’s knowledge, after a reasonable inquiry, no person holds more than 10% of shares of any class of Buyer as of the date of this Agreement. Buyer undertakes to inform Sellers as soon as reasonably practicable, and in any case no later than the North America Closing Date, if it becomes aware of any Person who holds 10% or more of shares of any class of Buyer between the date of this Agreement and the North America Closing Date.

6.7    Non-Reliance. Buyer has conducted its own independent review and analysis of the business, assets, condition and operations of the Group Companies and the Business. In entering into this Agreement, Buyer has relied solely upon its own investigation and analysis and the representations and warranties, covenants and agreements of Sellers contained in this Agreement, and, without limitation of the provisions of Section 10.4(c)(ii), (a)  Buyer acknowledges that other than as set forth in this Agreement, none of Sellers, any Group Company or any of their respective Affiliates or Representatives makes or has made any representation or warranty, either oral or written, express or implied, and (b) absent fraud or willful misconduct, Sellers shall not have any Liability or responsibility whatsoever to Buyer on any basis (including in contract, tort or otherwise) based upon any information provided or made available, or statements made, to Buyer or its Affiliates or Representatives prior to the execution and delivery of this Agreement.
ARTICLE VII
ADDITIONAL COVENANTS AND AGREEMENTS
7.1    Conduct of Business.
(a)    Operation in Ordinary Course. From the date hereof until the North America Closing or, solely with respect to the China Companies, the China Closing, except as otherwise specifically required or permitted by this Agreement, Sellers shall, and shall cause the Group Companies to, conduct the Business in the Ordinary Course and use commercially reasonable efforts to (i) maintain and preserve intact the current organization and business of the Group Companies and the Canada Business, (ii) materially comply with all Laws and (iii) preserve the rights, goodwill and relationships of their employees, customers, lenders, suppliers, regulators and others having business relationships with the Group Companies and the Canada Business. Without limiting the foregoing, from the date hereof until the North America Closing or, solely with respect to the China Companies, the China Closing, except as set forth in Section 7.1(a) of the Sellers Disclosure Letter, without the prior written consent of Buyer (which shall not be unreasonably withheld, conditioned or delayed), except as otherwise specifically required or permitted by this Agreement, Sellers shall not, and shall cause the Group Companies not to:
(ii)    issue, sell or grant options, warrants or rights to purchase or subscribe to, or enter into any Contract with respect to the issuance or sale of, any of the capital stock or share capital of or other equity interests in any of the Group Companies or rights or obligations convertible into or exchangeable for any such shares of capital stock or share capital or other equity interests or make any changes (by stock split, reverse stock split, combination, recapitalization, reorganization, formation of new Subsidiaries or otherwise) in the corporate or capital structure of any of the Group Companies;
(iii)    enter into, assume or amend any Material Contract or any Contract that would be a Material Contract if entered into after the date hereof, other than Material Contracts entered into in the Ordinary Course of Business providing for (A) payments over the term of such Contracts of no more than $5,000,000 in the aggregate, or (B) sales of products that are competitive with any products manufactured by Buyer or its Affiliates;
(iv)    make any settlement payment in excess of $500,000 or release any claim in respect of any Proceeding that would reasonably be expected to have a value in excess of $500,000, other than in the Ordinary Course of Business;
(v)    cause the Group Companies or the Canada Business to take or permit any action that would cause any of the changes, events or conditions described in Section 5.7 (other than Section 5.7(e)) to occur;
(vi)    (A) materially increase the compensation, salary, bonus, or benefits (including severance benefits) payable to any Business Employee, other than compensation and salary increases in the Ordinary Course of Business or in accordance with any agreement, policy or practice in effect on the date hereof, or (B) except as required by applicable Law or any agreement in effect on the date hereof, terminate, establish, amend or make awards under any material Group Company Benefit Plan, or (C) enter into any new contracts, or amend any contracts, for employee benefits covering Continuing Employees, that would in each case have a term of more than one (1) year or increase the costs to the Group Companies of such employee benefits by more than 15% from the costs of such employee benefits as of the date of this Agreement.
(vii)    (A) terminate the employment of any Business Employee who both (1) has an annual base salary in excess of $100,000 and (2) is either listed in Section 1.1(b) of the Sellers Disclosure Letter (or a successor of such Persons) or is a management-level employee who directly reports to an individual listed in Section 1.1(b) of the Sellers Disclosure Letter, or (B) hire a Business Employee to fill the position held by a Business Employee described in clause (A) of this Section 7.1(a)(vi);
(viii)    fail to duly file all Tax Returns required to be filed by the Group Companies and to pay promptly all Taxes and governmental charges that are claimed by any Governmental Authority by the Group Companies as and when due, except for such Taxes that are being disputed in good faith and for which adequate reserves have been set aside in accordance with IFRS;
(ix)    declare, set aside or pay any dividend or other distribution with respect to any capital stock or share capital of or other equity interests in any of the Group Companies, or repurchase or redeem any shares of its capital stock or share capital; provided that, the Group Companies may declare and pay cash dividends or otherwise make cash distributions to one or more Sellers of all or any portion of any Group Company’s available cash or make distributions of intercompany accounts;
(x)    materially change any tax or accounting principle, policy, method, election or procedure by any Group Company or RTA with respect to the Canada Business or any material revaluation of any Assets or any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or Tax purposes by any Group Company or RTA with respect to the Canada Business;
(xi)    sell, transfer, lease or otherwise dispose of any material Assets, other than inventory sold in the Ordinary Course of Business;

(xii)    amend the certificate of incorporation, bylaws or other organizational documents of any Group Company or any outstanding voting security of any Group Company;
(xiii)    create or otherwise incur any Liens of any material amount on any of the Assets, other than Permitted Liens; or
(xiv)    agree or commit to do any of the foregoing.
(b)    Amendment of Business Scope of Tianjin Subsidiary. Prior to the China Closing, Sellers shall, or shall cause the China Companies to, use commercially reasonable efforts to amend the business scope as stipulated in the business license of the Tianjin Subsidiary to the effect that the production, sale and distribution of wire and cable products shall be expressly specified therein. For the avoidance of doubt, such amendment of the business license of the Tianjin Subsidiary shall not be a condition to the China Closing.
(c)    Working Capital. From the date hereof until the North America Closing and, solely with respect to the China Companies, the China Closing, Sellers shall, and shall cause the Group Companies to, maintain rigor consistent with the current practices of Seller and the Group Companies to avoid unnecessary investment in working capital with respect to the Business, and Sellers shall consult with Buyer if, in the reasonable judgment of Sellers, business conditions warrant an increase in North America Working Capital or China Working Capital to more than 110% of the Target North America Working Capital or the Target China Working Capital, other than increases in Working Capital necessitated by sales in the Ordinary Course of Business.
(d)    Collective Bargaining Agreement. From the date hereof until the North America Closing, RTA shall consult with Buyer and consider in good faith any concerns, views or positions expressed by Buyer with respect to the entry into or renewal of any collective bargaining agreement related to the St. Maurice facility.
7.2    Public Announcements. Sellers and Buyer shall not, and shall not permit their Affiliates to, make any public announcement in respect of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby without the prior written consent of Buyer or Sellers’ Representative, as applicable, except as required by applicable Law and applicable stock exchange rules, in which case Sellers or Buyer, as applicable, shall use their commercially reasonable efforts to provide Buyer or Sellers, as applicable, with sufficient time, consistent with such requirements, to review the nature of such requirements and to comment upon such disclosure prior to publication. Notwithstanding the foregoing, after each Closing, Buyer and Sellers may make public announcements such as “tombstones” or “deal summaries” regarding this Agreement and the transactions contemplated hereby that do not disclose any material information, including purchase price, unless such material information has previously been publicly disclosed in compliance with this Section 7.2.
7.3    Access and Information.
(d)    From the date hereof until the earlier of the termination of this Agreement and the North America Closing or, solely with respect to China Companies, the China Closing,

Sellers shall keep Buyer informed of any significant developments with respect to the Business and shall provide Buyer and its Representatives with reasonable access during normal business hours to the properties, assets, books and records of the Group Companies and the Canada Business as Buyer shall reasonably request from time to time and furnish promptly to Buyer and its Representatives such information concerning the properties, assets, books and records of the Group Companies and the Canada Business as Buyer shall reasonably request from time to time; provided that Sellers may restrict the foregoing access to the extent required by applicable Law or if Sellers reasonably believe that the information requested by Buyer is subject to confidentiality obligations to third parties or the disclosure of such information would result in the loss of attorney-client privilege or subject Sellers or the Group Companies to the risk of material Liability; and provided further that, in the exercise of the foregoing rights, Buyer shall not, and shall cause its Representatives not to, unduly interfere with the conduct of the Business. All information received pursuant to this Section 7.3 shall be governed by the terms of the Confidentiality Agreement, subject to the terms of Section 7.24.
(e)    After the North America Closing, and solely with respect to the China Companies after the China Closing, Buyer shall, and shall cause the Group Companies to, retain all of the books and records of the Group Companies and the Canada Business in accordance with Buyer’s record retention policies as in effect on the date hereof. During the seven (7) year period beginning on the North America Closing Date, Buyer shall not dispose, or permit the disposal, of any such books and records not required to be retained under such policies without giving sixty (60) days’ prior written notice to Sellers and offering to deliver the same to Sellers at Sellers’ expense. During the seven (7) year period beginning on the North America Closing Date, each Party will permit the others (i) to have access to the books and records relating to the Group Companies and the Canada Business in its possession and (ii) to make copies of them for a valid business purpose that is not in violation of any applicable Law, subject in all respects to the confidentiality obligations of this Agreement.
7.4    Competition Laws.
(a)    Sellers and Buyer shall file the requisite pre-merger notification forms or filings in the applicable jurisdictions identified in Exhibit G within five (5) Business Days of the date hereof; provided, however, that with respect to China, Buyer and Sellers shall be prepared to submit a draft of the applicable filing to the Ministry of Commerce of the PRC within ten (10) Business Days of the date hereof, if required by Law. It is further provided that Buyer, in its sole discretion, may choose to require that Buyer and Sellers file in any jurisdiction identified in Exhibit G, other than in the United States, at such later date as Buyer deems appropriate, but in no event later than forty-five (45) days after the date hereof. In connection with obtaining Canadian Competition Approval, the Parties shall request an advance ruling certificate under section 102 of the Canadian Competition Act or, in lieu thereof, a “no action” letter under the Canadian Competition Act, in addition to the pre-merger notification forms prescribed under the Canadian Competition Act. The Parties shall use commercially reasonable efforts to take such further steps as are necessary or desirable in order for all applicable statutory waiting periods to expire or be waived or terminated, and to obtain all required approvals under the Competition Laws.

(b)    If any objections are asserted with respect to the transactions contemplated hereby under any of the Competition Laws, or if any litigation is instituted or threatened by any Governmental Authority or any third party challenging any of the transactions contemplated hereby as violating any of the Competition Laws, Sellers and Buyer shall use their commercially reasonable efforts promptly to resolve such objections. In furtherance of and subject to the foregoing, Buyer shall, and shall cause its Affiliates to, take any and all reasonable action, including proposing to a Governmental Authority, in such manner and at such time as it deems appropriate, in its reasonable discretion, divestitures or other sales to third parties of, and agreeing to divest or sell and divesting or selling, any of the businesses, properties or assets of the Group Companies, or of the businesses, properties or assets of Buyer or any of its Affiliates as may be necessary (A) in order to resolve such objections as such Governmental Authority may have to such transactions under any of the Competition Laws or to otherwise receive Governmental Approval of the transactions contemplated hereby, or (B) in any action or Proceeding brought by any Governmental Authority or third party challenging such transactions as violating any of the Competition Laws, in order to avoid the entry of, or to effect the dissolution, vacating, lifting, altering or reversal of, any order that has the effect of restricting, preventing or prohibiting the consummation of the transactions contemplated hereby, including the offering and negotiation of a settlement to such action or proceeding; provided, however, that neither Buyer nor its Affiliates shall be required to propose a divestiture or other sale to a third party of, or agree to divest or sell, any of the businesses, properties or assets of the Group Companies or Buyer or any of its Affiliates to the extent such divestiture would result in a Significant Detriment. If Buyer determines in its reasonable discretion, based on communications with the applicable Governmental Authority or third party challenging such transactions and the failure of prior proposals to resolve the objections or Proceeding, that it would be necessary in order to resolve such objections or Proceeding to propose or agree to a divestiture or sale that would result in a Significant Detriment, then Buyer may terminate this Agreement pursuant to Section 9.1(a)(vi). Unless Buyer terminates this Agreement pursuant to Section 9.1(a)(vi) and pays to Sellers the Termination Fee required thereby, Buyer shall defend any action brought by any Governmental Authority to enjoin or challenge the transactions contemplated by this Agreement.
(c)    Sellers and Buyer shall, and shall cause their Affiliates to, coordinate and cooperate with Buyer or Sellers, as applicable, in exchanging such information and supplying such assistance as may be reasonably requested by Buyer or Sellers, as applicable, in connection with the filings and other actions contemplated in this Section 7.4. Sellers and Buyer shall promptly inform Buyer or Sellers, as applicable, of any communication or any proposed understanding, undertaking or agreement, with any Governmental Authority regarding any filings or other actions contemplated by this Section 7.4(c). Sellers and Buyer shall each use commercially reasonable efforts to promptly respond to and comply with any applicable so-called “Request for Additional Information and Documentary Materials”, “Supplementary Information Request” or any similar request for information regarding the transactions contemplated by this Agreement from any Governmental Authority in connection with any filing listed on Exhibit G within four months of the receipt of such request; provided, however, that Buyer shall have the right to determine when the Parties shall certify substantial compliance or completeness relating to any such request. The Parties will consult in good faith with respect to any presentations made to, and positions taken with respect to, any and all Governmental Authorities under the Competition Laws, the content of which will be reasonably determined by Buyer; provided that the foregoing is subject to the obligation of Sellers to respond truthfully in making written submissions required by Law, in responding to requests for additional information or other written discovery requests, and in giving oral testimony required by any Governmental Authority.  Further, the Parties will keep each other informed of any such matters and provide the others the opportunity to participate in any substantive communications with any Governmental Authority, although such participation may be restricted as appropriate to outside counsel only. In all cases, Buyer shall be entitled to direct the antitrust defense of the transactions contemplated by this Agreement in any investigation or litigation by, or negotiations with, any Governmental Authority or other Person, including any communications, whether oral or in writing, with any Governmental Authority relating to any contemplated or proposed divestiture. It is provided further that Sellers may not voluntarily discuss any divestiture proposals with any Governmental Authority without the consent of Buyer.
7.5    Intracompany Indebtedness; Affiliate Transactions. At or prior to the North America Closing or, solely with respect to the China Companies, the China Closing: (i) Sellers shall use commercially reasonable efforts to pay in full or otherwise cancel all Indebtedness taken into account in the calculation of the Net Intracompany Indebtedness, other than such Indebtedness arising under the Transition Services Agreement, the Metal Supply Agreements or the Shared IP Agreements and (ii) all Affiliate transactions (with respect to the Group Companies or the Canada Business) shall be terminated or the Group Companies shall withdraw therefrom, other than the Transition Services Agreement, the Metal Supply Agreements or the Shared IP Agreements or as set forth in Section 7.5 of the Sellers Disclosure Letter. For the avoidance of doubt, any Taxes incurred in connection with the transactions described in this Section 7.5 shall be borne by Sellers. For purposes of this Section 7.5, Indebtedness taken into account in the calculation of the Net Intracompany Indebtedness shall be deemed cancelled if it is paid or payment has been accrued. Sellers shall provide to Buyer evidence of payment or cancellation of all Indebtedness taken into account in the calculation of the Net Intracompany Indebtedness as and when such payment(s) or cancellation(s) occur.
7.6    Notification. Between the date of this Agreement and the North America Closing or, solely with respect to the China Companies, the China Closing, Sellers shall use commercially reasonable efforts to promptly notify Buyer in writing of any breach of any of Sellers’ representations and warranties as of the date of this Agreement to which they become aware. During the same period, Sellers also shall promptly notify Buyer in writing of the occurrence of any breach of any covenant of Sellers in this Agreement or of the occurrence of any event that may make the satisfaction of the conditions in Article VIII impossible or unlikely, in each case, of which Sellers become aware. Buyer’s receipt of information pursuant to this Section 7.6 shall not operate as a waiver or otherwise affect any representation, warranty or agreement (including with respect to indemnification) given or made by Sellers in this Agreement and shall not be deemed to amend or supplement the Sellers Disclosure Letter. Notwithstanding the foregoing, any breach by Sellers of this Section 7.6 shall not cause a condition to either the North America Closing or the China Closing to fail to be satisfied. For the avoidance of doubt, nothing in this Section 7.6 shall limit Buyer’s ability to seek indemnification following the North America Closing or the China Closing, as applicable, for any breach by Sellers of this Section 7.6.
7.7    Certain Resignations and Deliveries.

(c)    On the North America Closing Date or, solely with respect to the China Companies, the China Closing Date, Sellers shall cause to be delivered to Buyer duly executed resignations, effective immediately after the North America Closing or the China Closing, as applicable, of each officer and director (or equivalent person) of the Group Companies who is an employee or officer of Sellers or any of their Affiliates (other than the Group Companies) and shall take such other actions as is necessary to accomplish the foregoing. Effective as of the China Closing, Buyer shall designate at least one (1) individual for appointment as a director, an individual for appointment as a secretary and new registered office for the China Company. Buyer shall cause the China Company to file with the Hong Kong Companies Registry (i) a copy of Form D2A reporting a change of directors and the secretary of the China Company and (ii) a copy of Form R1 reporting a change of the registered office of the China Company within seven (7) Business Days following the China Closing and will provide copies of such filings to Alcan Asia.
(d)    Promptly following the North America Closing, Alcan Corp. and RTA shall deliver, to any Person designated by Buyer, the minute books, stock books, stock ledgers and corporate seal of each of the US Company and the Mexico Companies. Promptly following the China Closing, Alcan Asia shall deliver, to any Person designated by Buyer, (i) the minute books, share certificate book, register of members and corporate seal of the China Company and (ii) the corporate seal of Tianjin Subsidiary and the minutes of Board meetings and shareholders’ meetings in the possession of Tianjin Subsidiary.
7.8    Employee Matters.
(j)    The following provisions apply with respect to Business Employees:
(i)    Generally. The provisions of Sections 7.8(b), (c), (d) and (e) below set forth Buyer’s responsibilities for employment of Business Employees in the US, Canada, China and Mexico, respectively, to the extent not addressed in this Section 7.8(a). Except as otherwise provided in this Section 7.8, Sellers shall retain all Liabilities (including all Liabilities of the Group Companies and the Canada Business) with respect to the Group Company Benefit Plans and the Canada Business Benefit Plans, other than those that are reflected as Liabilities in the computation of Final North America Working Capital or Final China Working Capital. All such retained Liabilities, including the Retained Retirement Plan Liabilities (as defined below), are referred to as the “Retained Benefit Plan Liabilities”. Before the North America Closing Date (or with respect to the China Company, the China Closing Date), Sellers shall take all actions necessary to assume and transfer to Sellers all Retained Benefit Plan Liabilities for which Buyer is not liable under this Agreement. Except as otherwise provided in this Section 7.8, in no event shall Buyer or any Subsidiary of Buyer (including the Group Companies) have any liability with respect to the Retained Benefit Plan Liabilities. Except as otherwise provided in Section 7.8(b)(iii), the US Company shall not be an ERISA plan sponsor for any Group Company Benefit Plan as of the North America Closing Date.
(ii)    Employment, Compensation and Benefits. Except as provided below, the Business Employees who are listed on Section 7.8(a)(ii)(A) of the Sellers Disclosure Letter as of the date hereof and as such Section of the Sellers Disclosure Letter is amended from time to time through the North America Closing Date (or with respect to the Business Employees of the China Company, the China Closing Date) by Sellers to add new Business Employees and to delete persons who are no longer Business Employees, shall, in the case of Canada Business Employees, continue in employment (or be offered to continue in employment, in the case of Canada Business Employees located outside the province of Quebec) with Buyer or a Subsidiary of Buyer, or in the case of all other Business Employees, continue to be employed by their respective Group Company, on and after the North America Closing Date (or with respect to the Business Employees of the China Company, the China Closing Date). The Business Employees who continue in employment (including those Canada Business Employees who accept an offer to continue in employment) with Buyer or a Subsidiary of Buyer or their respective Group Company on and after the North America Closing Date or China Closing Date, as applicable, shall be referred to as “Continuing Employees.” As provided in Section 7.8(a)(vi), the following shall not be Continuing Employees: (i) Business Employees who are receiving long-term disability benefits under Sellers’ long-term disability plans on the applicable Closing Date and (ii) Business Employees who are on a short-term leave of absence on the applicable Closing Date and subsequently qualify for long-term disability benefits under Sellers’ long-term disability plans or the US Company Welfare Plans due to a disability incurred before the applicable Closing Date. Except as otherwise provided in this Section 7.8, during the period commencing immediately after the North America Closing Date (or with respect to the Business Employees of the China Company, the China Closing Date) and ending on the first anniversary thereof, Buyer shall provide the Continuing Employees with (A) base salary or wages, and target incentive compensation opportunities, at rates or amounts that are no less than those in effect for such Business Employees immediately prior to the North America Closing Date or the China Closing Date, as applicable, and (B) employee benefits that are reasonably comparable in the aggregate to those provided for such Business Employees pursuant to the Group Company Benefit Plans or Canada Business Benefit Plans, as applicable, immediately prior to the North America Closing Date or the China Closing Date, as applicable (the “Buyer Benefit Plans”). Section 7.8(a)(ii)(B) of Buyer’s Disclosure Letter sets forth a complete and accurate description of the employee benefits that Buyer shall provide to the Continuing Employees for such twelve (12) month period(s). Buyer will cause any Buyer Benefit Plans in which the Continuing Employees are eligible to participate to take into account for purposes of determining eligibility and vesting (and the amount and level of benefits) (in each case, except to the extent it would result in a duplication of benefits) service by the Business Employees as if such service were with Buyer, to the same extent such service was credited under a comparable Group Company Benefit Plan or Canada Business Benefit Plan prior to the North America Closing Date or the China Closing Date, as applicable. Nothing in this Agreement shall limit Buyer’s ability to amend or terminate the Buyer Benefit Plans consistent with Buyer’s obligations with respect to Continuing Employees as set forth in this Section 7.8.
(iii)    Transaction Payments and Retained Retirement Plan Liabilities. Without limiting Section 7.8(a)(i), Sellers shall retain the following Liabilities:
(A)    Sellers shall retain Liability for any statutory severance, transaction and retention bonuses or similar incentives payable to the Business Employees to the extent triggered by the North America Closing or the China Closing, as applicable.

(B)    Except as provided in Section 7.8(c)(vii), with respect to all current or former employees of Sellers or any Group Companies, including Continuing Employees, Sellers shall retain (i) all assets and Liabilities of all defined benefit pension plans in which such employees participated prior to the North America Closing Date or the China Closing Date, as applicable, and (ii) all assets and Liabilities related to the retiree medical plans and life insurance plans in which such employees participated prior to the North America Closing Date or the China Closing Date, as applicable (collectively, excluding the pension assets and liabilities to be transferred under Section 7.8(c)(vii), the “Retained Retirement Plan Assets” and the “Retained Retirement Plan Liabilities”, respectively).
(C)    Sellers shall retain all Liabilities with respect to all Business Employees, directors, consultants or contractors whose employment or service terminates before the North America Closing Date or the China Closing Date, as applicable, or who are otherwise not Continuing Employees, except to the extent provided in Section 7.8(a)(vi).
(iv)    Transition Services Agreement. Sellers agree that, if so requested by Buyer, the Transition Services Agreement will provide for Sellers to provide payroll and benefits administration services for Continuing Employees, and will provide that Continuing Employees may continue to participate in Sellers’ health, dental, life, disability and other welfare benefit plans, for a specified period after the North America Closing Date or China Closing Date, as applicable and agreed to by the Parties. Buyer shall pay Sellers’ fully-absorbed cost to provide such services and benefits plus an administrative charge not to exceed five percent (5%) for such services.
(v)    No Third Party Beneficiary Rights. This Section 7.8 is included for the sole benefit of the Parties and their respective transferees and permitted assigns and does not and shall not create any right in any Person, including any Business Employee. Furthermore, nothing contained in this Agreement, express or implied, is intended to confer upon any Business Employee any right to employment, continued employment or continued services for any period of time, or any right to a particular term or condition of employment or service.
(vi)    Employees on Leave. Except as otherwise specifically provided below, all Business Employees who are on a leave of absence on the North America Closing Date (or with respect to the Business Employees of the China Company, the China Closing Date) and who are listed on Section 7.8(a)(ii)(A) of the Seller Disclosure Letter and continue in employment with Buyer as described in Section 7.8(a)(ii), shall be included as Continuing Employees. To the extent permitted by applicable Law, Business Employees (other than Canada Unionized Continuing Employees) who are receiving long-term disability benefits under Sellers’ long-term disability plans on the North America Closing Date (or with respect to the Business Employees of the China Company, the China Closing Date) shall not be Continuing Employees and shall continue to receive benefits under such plan. Business Employees (other than Canada Unionized Continuing Employees) who are on a short-term leave of absence on the applicable Closing Date and subsequently qualify for long-term disability benefits under Sellers’ long-term disability plans or the US Company Welfare Plans due to a disability incurred before the applicable Closing Date shall cease to be Continuing Employees upon such qualification for long-term disability benefits. For Business Employees who are receiving long-term disability benefits as of the North America Closing Date (or with respect to the Business Employees of the China Company, the China Closing Date) and who subsequently are able to and wish to return to active employment, Buyer or its Subsidiaries will extend an offer of employment at such time and to the same extent, if any, as such Business Employees would be entitled to return to active employment under either applicable Law or Buyer’s policies and procedures and any such Business Employees who accept such an offer will be treated as Continuing Employees on and after their date of employment by Buyer or its Subsidiaries. If a Continuing Employee who is receiving short-term disability benefits as of the applicable Closing Date subsequently becomes entitled to long-term disability benefits under Sellers’ long-term disability plan or the US Company Welfare Plans in effect immediately prior to the applicable Closing Date, all benefits with respect to the long-term disability shall be provided under Sellers’ long-term disability plans or the US Company Welfare Plans, as applicable based on the date the claim was incurred, in accordance with the terms of such plans. If a Canada Unionized Continuing Employee is receiving long-term disability benefits under Sellers’ long-term disability plan on the North America Closing Date, or if a Canada Unionized Continuing Employee who is receiving short-term disability benefits as of the North America Closing Date subsequently becomes entitled to long-term disability benefits under Sellers’ long-term disability plan due to a disability incurred before the North America Closing Date, Sellers shall provide long-term disability benefits with respect to the long-term disability, in accordance with the terms of Sellers’ plan.
(vii)    Indemnification by Buyer. Buyer shall indemnify and hold harmless the Seller Indemnitees in accordance with Article X from and against any and all Losses arising out of any Claim for a termination, dismissal or constructive termination or any similar cause of action incurred on or after the Closing Date by a Continuing Employee, or incurred as of the Closing Date by a Business Employee who does not accept an offer of employment by Buyer made in accordance with this Section 7.8, provided, however, that Buyer’s indemnification shall not include statutory severance in China or Mexico.
(viii)    Severance. Buyer shall adopt one or more severance pay policies effective immediately after the North America Closing Date (or with respect to the Continuing Employees of the China Company, the China Closing Date), which shall apply to Continuing Employees (other than Canada Unionized Continuing Employees) whose employment is terminated by Buyer or its Subsidiaries without cause within twelve (12) months following the North America Closing Date (or with respect to the Continuing Employees of the China Company, the China Closing Date), and which will provide to such Continuing Employees severance payments and the right to pay for health care and life insurance continuation coverage at the rate charged to active employees, to the extent provided by, and at the applicable rate (months per years of service) in effect under, Sellers’ and the Group Companies’ applicable severance plan in effect immediately before the North America Closing Date (or with respect to the Continuing Employees of the China Company, the China Closing Date) and otherwise in accordance with the terms of Buyer’s severance plan.
(ix)    Workers’ Compensation. Buyer shall assume and be responsible for the cost of all workers’ compensation claims, both medical and disability, relating to all loss events with respect to the Continuing Employees, whether such events occur before, on or after the North America Closing Date, or solely with respect to the China Continuing Employees, the China Closing Date. Buyer shall be entitled to seek coverage for such claims under Sellers’ workers’ compensation insurance (subject to the terms, conditions and limitations therein).
(x)    Reimbursement of Severance for Re-hired Employees. If within two (2) years following the North America Closing (or the China Closing, as applicable), Buyer hires as an employee, or enters into any similar long-term relationship with, any Business Employee who is a Business Employee immediately prior to the North America Closing (or solely with respect to Business Employees of the China Companies, the China Closing) and is not a Continuing Employee, then Buyer shall reimburse Sellers for all severance amounts paid to such Business Employee by Sellers by reason of such Business Employee not being a Continuing Employee; provided, however, that Buyer shall not be required to reimburse such amounts if it enters into only a consulting arrangement of ninety (90) days or less with such a Business Employee.
(xi)    Nothing in this Agreement is intended to nor shall it amend any compensation arrangement or employee benefit plan maintained by Sellers or Buyer or their respective Affiliates.
(k)    United States. Without limiting Section 7.8(a), the following provisions shall apply to US Business Employees:
(i)    Employment, Compensation and Benefits. In accordance with Section 7.8(a)(ii), as of the North America Closing Date, the US Company shall continue to employ all US Business Employees on the North America Closing Date who are listed on Section 7.8(a)(ii)(A) of the Sellers Disclosure Letter, as updated pursuant to Section 7.8(a)(ii) (the “US Continuing Employees”). Buyer shall provide compensation and benefits to such US Continuing Employees in accordance with the covenants contained in Section 7.8(a).
(ii)    Cessation of Participation in Group Company Benefit Plans. Subject to the Transition Services Agreement, effective as of the North America Closing Date, Sellers shall take all actions necessary to cause each US Continuing Employee to cease to actively participate in and accrue benefits under the Group Company Benefit Plans, and Buyer will, effective as of and from the North America Closing Date, establish or designate the Buyer Benefit Plans to provide benefits to US Continuing Employees for services on and after the North America Closing Date. Without limiting Section 7.8(a)(i) and except as provided in Section 7.8(b)(iii), Sellers shall retain responsibility for the Group Company Benefit Plans, and Buyer and its Subsidiaries (including the US Company) shall have no liability with respect to benefits accrued or incurred, or Liabilities arising under the Group Company Benefit Plans.
(iii)    US Company Welfare Plans. Sellers may, to the extent permitted by, or consented to in accordance with, Section 7.1(a), cause the US Company to implement health, dental, prescription drug, vision, mental health, long-term disability and/or short-term disability plans as of January 1, 2013 for US Business Employees (“US Company Welfare Plans”). Without limiting Section 7.8(a), in the event that the North America Closing Date occurs on or after January 1, 2013, the following provisions shall apply with respect to the US Company Welfare Plans:

(A)    Effective as of the North America Closing Date, Sellers shall take all actions necessary to cause each US Business Employee who is not a US Continuing Employee (including US Business Employees whose employment terminates before the North America Closing Date and dependents and beneficiaries of all US Business Employees who are not US Continuing Employees) (collectively, the “Retained Employees”) to cease to participate in and accrue benefits under the US Company Welfare Plans, and to cause Sellers and benefit plans maintained by Sellers to assume all liabilities for benefits with respect to Retained Employees. Neither Buyer nor the US Company Welfare Plans shall have any liability with respect to the Retained Employees.
(B)    With respect to US Continuing Employees, Sellers shall retain liability for all benefits accrued and claims incurred (including claims incurred but not reported), and all Liabilities arising, under the US Company Welfare Plans prior to the North America Closing Date, and Buyer and its Subsidiaries shall have no liability with respect to benefits accrued or claims incurred, or Liabilities arising, under the US Company Welfare Plans prior to the North America Closing Date. Buyer and its Subsidiaries shall be responsible for benefits accrued and claims incurred, and Liabilities arising, under the US Company Welfare Plans on and after the North America Closing Date with respect to US Continuing Employees, except as provided in Section 7.8(a)(vi).
(C)    Notwithstanding any other provision in this Section 7.8(b)(iii), the US Company Welfare Plans shall provide long-term disability benefits with respect to any claim incurred on and after the date such plans are in effect; however, Sellers’ plans shall provide any ancillary benefits under Sellers’ human resources policies, including, but not limited to, pension service accruals and medical and life benefits continuation.
(iv)    Incentive Plans; Accrued Vacation. On the North America Closing Date, Sellers shall pay all bonuses, long-term incentive payments, and executive performance awards for US Business Employees for the period before the North America Closing Date, in accordance with the requirements of Section 409A of the Code, as applicable. Notwithstanding the foregoing provisions of this Section 7.8, Buyer and its Subsidiaries (including the US Company) shall assume Liability for accrued and unpaid vacation pay as of the North America Closing Date for US Continuing Employees, as set forth in Section 7.8(b) of the Sellers Disclosure Letter as updated as of the North America Closing Date.
(v)    Sellers’ US Savings Plan. Sellers agree to take all actions necessary to provide that all US Continuing Employees shall be fully vested in their accounts under Sellers’ US Savings Plan as of the North America Closing Date and to allow US Continuing Employees to elect to receive distributions of their account balances from Sellers’ US Savings Plan beginning as soon as administratively practicable after the North America Closing Date. Sellers and Buyer agree to take all actions reasonably required to allow US Continuing Employees to elect to roll over their account balances under Sellers’ US Savings Plan to Buyer’s applicable savings plan, including rollovers of plan loans that are outstanding as of the North America Closing Date, in accordance with the terms of Buyer’s savings plan and applicable Law. Any election to roll over an outstanding plan loan balance must be made within sixty (60) days of the North America Closing Date. The rollovers shall be made in the form of cash, provided that rollovers of outstanding loan balances shall be made in kind.
(vi)    Sellers’ US Pension Plan. Sellers agree to take all actions necessary to provide that all US Continuing Employees shall be fully vested in their accrued benefits under Sellers’ US Pension Plan as of the North America Closing Date.
(vii)    Post-Retirement Medical and Life Insurance Benefits. Sellers’ post-retirement medical and life insurance benefit plan shall provide post-retirement medical and life insurance benefits to Continuing Employees who qualify for such benefits under Sellers’ plan as of the North America Closing Date, according to the terms of Sellers’ plan applicable to similarly situated employees and subject to any right to amend such plan.
(viii)    Amendment of US Retiree Plan for Grandfathered Employees. The Alcan Corporation Comprehensive Medical and Prescription Drug Plan for Retired Employees (the “US Retiree Plan”) will be amended by Sellers, effective as of the North America Closing, to provide as set forth on Section 7.8(b)(viii) of the Sellers Disclosure Letter with respect to each US Continuing Employee who is eligible to participate in the US Retiree Plan on the North America Closing Date (“Grandfathered Employee”). Seller shall be solely responsible for the benefits and payments described on Section 7.8(b)(viii) of Sellers Disclosure Letter. The payments described on Section 7.8(b)(viii) of Sellers Disclosure Letter shall be disbursed by Sellers as soon as practicable after the North America Closing and shall be subject to Taxes as required by Law. For the avoidance of doubt, Buyer shall have no liability with respect to the benefits or payments described on Section 7.8(b)(viii) of Sellers Disclosure Letter.
(ix)    Flexible Spending Accounts. Unless the Parties determine otherwise and subject to the Transition Services Agreement: (A) as soon as practicable after the North America Closing Date, Sellers will transfer to Buyer an amount representing the entire account balances of US Continuing Employees under Sellers’ flexible spending account plan for medical and dependent care expenses under Section 125 and Section 129 of the Code; (B) Buyer shall maintain a flexible spending account plan for US Continuing Employees whose account balances are so transferred for the balance of the plan year in which the North America Closing Date occurs, which shall be treated as an assumption of the flexible spending account plan maintained by Sellers; and (C) all elections of US Continuing Employees with respect to Sellers’ flexible spending account plan shall remain in effect under Buyer’s flexible spending account plan immediately after the North America Closing Date, except to the extent otherwise permitted by applicable Law. After the end of the plan year in which the North America Closing Date occurs, Buyer and Sellers shall make appropriate reconciliations with respect to the flexible spending account plan to take into account claims paid and contributions received by each of Buyer and Sellers for the plan year.
(l)    Canada. Without limiting Section 7.8(a), the following provisions shall apply to Canada Business Employees:
(i)    Employment, Compensation and Benefits. In accordance with Section 7.8(a)(ii), as of the North America Closing Date, Buyer shall continue the employment (or in the case of Canada Non-Unionized Employees located outside the Province of Quebec, offer to continue the employment) of all Canada Non-Unionized Employees listed on Section 7.8(a)(ii)(A) of the Sellers Disclosure Letter, as updated pursuant to Section 7.8(a)(ii). Individuals who continue in employment or accept such offers and commence employment, as the case may be, with Buyer shall be referred to as the “Canada Non-Unionized Continuing Employees”. Buyer shall provide compensation and benefits to the Canada Non-Unionized Continuing Employees in accordance with the covenants contained in Section 7.8(a).
(ii)    Cessation of Participation in Canada Business Benefit Plans. Subject to the Transition Services Agreement, effective as of the North America Closing Date, Sellers shall take all actions necessary to cause each Canada Non-Unionized Continuing Employee to cease to actively participate in and accrue benefits under the Canada Business Benefit Plans, and Buyer will, effective as of and from the North America Closing Date, establish or designate the Buyer Benefit Plans to provide benefits to Canada Non-Unionized Continuing Employees for services on and after the North America Closing Date. Without limiting Section 7.8(a)(i) and except as provided in Section 7.8(c)(vii), Sellers shall retain responsibility for all benefits accrued or incurred, and all Liabilities arising under, the Canada Business Benefit Plans, and Buyer and its Subsidiaries shall have no liability with respect to benefits accrued or incurred, or Liabilities arising under, the Canada Business Benefit Plans.
(D)    Buyer shall cause providers of dental and welfare and other group benefit plans to (i) waive any limitation on coverage of any Canada Non-Unionized Continuing Employee (and his or her eligible dependents) due to pre-existing conditions under such plans to the extent such Canada Non-Unionized Continuing Employee (and his or her eligible dependents) and such pre-existing conditions were covered under a counterpart Canada Business Benefit Plan immediately prior to the North America Closing Date and (ii) credit each Canada Non-Unionized Continuing Employee (and his or her eligible dependents) with all deductible payments and out-of-pocket payments paid by such Canada Non-Unionized Continuing Employee (and his or her eligible dependents) during the calendar year of the North America Closing Date under a counterpart Canada Business Benefit Plan for the purpose of determining the extent to which such Canada Non-Unionized Continuing Employee (and his or her eligible dependents) has satisfied the deductible and out-of-pocket maximum under such Canada Business Benefit Plan for that year.
(E)    Buyer and its health and welfare plans shall retain responsibility for all medical and dental claims with respect to each Canada Non-Unionized Continuing Employee (and his or her eligible dependents) to the extent such Canada Non-Unionized Continuing Employee (and his or her eligible dependents) were covered under a counterpart Canada Business Benefit Plan and such claims are incurred under Buyer’s health and welfare plans on or after the North America Closing Date, with medical and dental claims being deemed to have been incurred on the date of treatment, other than claims for drugs or medical devices which are deemed to have been incurred on the date the prescription is filled or the medical device is ordered.
(iii)    Post-Retirement Medical and Life Insurance Benefits. Sellers’ post-retirement medical and life insurance benefit plan shall provide post-retirement medical and life insurance benefits to Canada Non-Unionized Continuing Employees and Canada Unionized Continuing Employees who qualify for such benefits under Sellers’ plan as of the North America Closing Date, according to the terms of Sellers’ plan applicable to similarly situated employees and subject to any right to amend such plan.
(iv)    Incentive Plans; Accrued Vacation. On the North America Closing Date, Sellers shall pay all bonuses, long-term incentive payments, and executive performance awards for Canada Non-Unionized Continuing Employees for the period before the North America Closing Date. Notwithstanding the foregoing provisions of this Section 7.8, Buyer shall assume Liability for accrued and unpaid vacation pay as of the North America Closing Date for Canada Non-Unionized Continuing Employees, as set forth in Section 7.8(c) of Sellers’ Disclosure Letter as updated as of the North America Closing Date.
(v)    Pension Plan for Canada Non-Unionized Employees. With respect to Sellers’ pension plan in which Canada Non-Unionized Employees participate, Sellers agree to take all actions necessary to provide that (A) all Canada Non-Unionized Continuing Employees shall be fully vested in their accrued benefits under Sellers’ pension plan as of the North America Closing Date, (B) Canada Non-Unionized Continuing Employees’ service after the North America Closing Date with Buyer and its Subsidiaries shall be taken into account under Sellers’ pension plan for purposes of determining the Canada Non-Unionized Continuing Employees’ eligibility for early retirement benefits under Sellers’ pension plan, and (C) all Canada Non-Unionized Continuing Employees shall have recognized service with Buyer and its Subsidiaries after the North America Closing Date for the determination of the number of points used in the early retirement provisions in the Sellers’ pension plan in which they participate.
(vi)    Collective Bargaining Agreement. On and following the North America Closing Date, Buyer shall assume and cause to be honored all obligations of Sellers under the Collective Bargaining Agreement in effect as of the North America Closing Date with respect to Canada Business Employees whose terms of employment are governed by the Collective Bargaining Agreement and who accept employment with Buyer or a Subsidiary of Buyer as of the North America Closing Date (“Canada Unionized Continuing Employees”), provided that nothing contained in this Agreement shall limit the ability of Buyer after the North America Closing Date to negotiate the terms of the Collective Bargaining Agreement in good faith and in accordance with applicable Law. Subject to the Transition Services Agreement, effective as of the North America Closing Date, Sellers shall take all actions necessary to cause each Canada Unionized Continuing Employee to cease to actively participate in and accrue benefits under the Canada Business Benefit

Plans maintained or administered by Sellers, and Buyer will, effective as of and from the North America Closing Date, establish or designate the Buyer Benefit Plans to provide such benefits to Canada Unionized Continuing Employees for services on and after the North America Closing Date. Buyer shall not have any liability with respect to Canada Business Benefit Plans maintained or administered by Sellers. Buyer shall be responsible for employee benefit contributions and premiums required under the Collective Bargaining Agreement only with respect to Canada Unionized Continuing Employees’ service with Buyer after the North America Closing Date.
(vii)    Pension Plan Asset Transfer. Notwithstanding the foregoing provisions of this Section 7.8, Buyer shall assume responsibility for all benefits accrued under the Sellers’ Canadian Pension Plan for Canada Unionized Continuing Employees for service through the North America Closing Date (the “Transferred Benefits”). In this connection, the Buyer shall establish or designate a defined benefit registered pension plan (“Buyer’s Pension Plan”) to assume all liabilities in respect of Transferred Benefits and to receive assets from the Sellers’ Canadian Pension Plan as required under the present agreement. This transfer of assets and liabilities shall be made as follows:
(A)    Buyer shall enroll each Canada Unionized Continuing Employee in Buyer’s Pension Plan effective as of the North America Closing Date. Buyer’s Pension Plan shall recognize such employee’s period of service prior to North America Closing Date (as recognized under the Sellers’ Canadian Pension Plan) for the purposes of vesting of and eligibility for benefits under Buyer’s Pension Plan.
(B)    Sellers shall take all actions necessary to transfer from the Sellers’ Canadian Pension Plan to the funding agent of the Buyer’s Pension Plan the amount that is required to be transferred pursuant to the Supplemental Pension Plans Act of Quebec or other applicable Laws with respect to the Transferred Benefits (the “Statutory Amount”), such actions to include the preparation, within five months after the North America Closing Date, of an actuarial report certifying the Statutory Amount by instructing a nationally recognized actuary selected by Sellers (the “Seller Actuary”) to determine the solvency liabilities attributable to the Canada Unionized Continuing Employees (the “Solvency Liabilities”) using actuarial methods and assumptions which are prescribed under the Supplemental Pension Plans Act of Quebec for purposes of conducting an actuarial valuation (the “Valuation”) of the Sellers’ Canadian Pension Plan under the solvency basis as of the North America Closing Date. For all other assumptions and methods not prescribed under the Supplemental Pension Plans Act of Quebec, such assumptions and methods will be consistent with the most recent solvency actuarial valuation filed with Governmental Authorities with respect to such plan. The Valuation shall also indicate that a contribution is to be made by RTA to the Sellers’ Canadian Pension Plan, in order to fully fund the Solvency Liabilities, in an amount equal to the Solvency Liabilities less the amount of assets of the Sellers’ Canadian Pension Plan attributable to Canada Unionized Continuing

Employees, as determined in the Valuation (the “Funding Up Contribution”). The Funding Up Contribution together with the Statutory Amount (collectively, the “Transfer Amount”) shall be transferred to the Buyer’s Pension Plan. Sellers shall make the Valuation available to Buyer and a nationally recognized actuary selected by Buyer (the “Buyer Actuary”) for their verification, and shall furnish to them all data and other information as may be reasonably required or requested to permit a complete and reasonable review and recalculation of the Solvency Liabilities by Buyer and the Buyer Actuary based on the assumptions and methods described above. Buyer shall notify Sellers as to the results of its verification, whether it agrees or disagrees with the Valuation.
(C)    To the extent necessary, the Seller Actuary and Buyer Actuary shall make a good faith attempt to reconcile any difference in their calculations. If after such attempt fails, Sellers and Buyer shall jointly designate a third independent actuary to determine the Solvency Liabilities in accordance with the methods and assumptions described herein. Such calculation of the independent actuary will be final and binding. Buyer and Sellers shall each pay one-half of the costs of such third actuary. The verification shall be completed no later than forty-five (45) days following the date on which Sellers deliver to Buyer the Valuation; provided that, if there is a dispute regarding the Seller Actuary’s calculation of the Solvency Liabilities that must be reconciled by a third actuary, the foregoing forty-five (45) day period shall be extended until the date on which such independent actuary’s verification is final. The Parties shall use commercially reasonable efforts to cause the independent actuary’s verification to be finalized within ninety (90) days following the date on which Sellers deliver to Buyer the Valuation. The foregoing time frames may be extended upon mutual agreement of the Parties in writing.
(D)    Immediately following the verification of the Solvency Liabilities, Sellers shall cause such Valuation to be filed with the applicable Governmental Authorities and the Funding Up Contribution to be made.
(E)    The Transfer Amount will be adjusted by the rate of return of the Sellers’ Canadian Pension Plan, net of investment expenses, and net of benefits paid to Canada Unionized Continuing Employees, if any, for the period between the North America Closing Date and the effective date of the transfer. Should the Transfer Amount be decreased as may be necessary to obtain the approval of a Governmental Authority, the purchase price for the Canada Purchased Assets determined at Section 3.1(b)(i) will be reduced by, and Sellers shall refund to Buyer, an amount equal to the difference between the amount that would have been transferred had the Governmental Authority not refused to approve the transfer of assets without the decrease and the amount of assets actually transferred. Should the Transfer Amount be increased as may be necessary to obtain the approval of a Governmental Authority, the purchase price for the Canada Purchased Assets determined at Section 3.1(b)(i) will be increased by, and Buyer shall pay to Sellers, an amount equal to the difference between the amount that would have been transferred had the Governmental Authority not refused to approve the transfer of assets without the increase and the amount of assets actually transferred. Should a Governmental Authority refuse to allow Sellers to make and transfer the Funding Up Contribution, Sellers shall pay to the Buyer an amount equal to the difference between the assets that would have been transferred had the Funding Up Contribution been made, and the assets actually transferred, and Buyer shall thereafter provide evidence to Sellers of a contribution to the Buyer’s Pension Plan in an amount equal to such purchase price reduction.
(F)    Buyer and Sellers shall cooperate in (1) making all filings required under by applicable Law as may be necessary to obtain all required regulatory approvals, (2) implementing all appropriate communications with Canada Unionized Continuing Employees, (3) transferring appropriate records, and (4) taking all such other actions as may be necessary and appropriate to implement the provisions of this Section 7.8(c)(vii) in a timely manner.
(viii)    Canada Pension Agreement. Sellers shall retain all Liabilities under the Canada Pension Agreement in respect of persons who are not Canada Unionized Continuing Employees. Buyer shall assume Liabilities under the Canada Pension Agreement in respect of Canada Unionized Continuing Employees, pursuant to Section 7.8(c)(v) and Section 7.8(c)(vi). For greater certainty, (i) any contributions required to be made by Buyer under the Canada Pension Agreement after the North American Closing Date shall only be in the proportion that is attributable to the Canada Unionized Continuing Employees and (ii) any contribution required to be made by Buyer under the Canada Pension Agreement after the North America Closing Date shall be payable to the Buyer’s Pension Plan.
(m)    China. Without limiting Section 7.8(a), as of the China Closing Date, the China Companies shall continue to employ all Business Employees of the China Companies on the China Closing Date who are listed on Section 7.8(a)(ii)(A) of the Sellers Disclosure Letter, as updated pursuant to Section 7.8(a)(ii) (the “China Continuing Employees”). Buyer shall provide benefits to China Continuing Employees in accordance with the covenants contained in Section 7.8(a) and the local Law and practice with respect to employment matters.
(n)    Mexico. Without limiting Section 7.8(a), as of the North America Closing Date, the Mexico Companies shall continue to employ all Mexico Business Employees on the North America Closing Date who are listed on Section 7.8(a)(ii)(A) of the Sellers Disclosure Letter, as updated pursuant to Section 7.8(a)(ii) (the “Mexico Continuing Employees”). Buyer shall provide benefits to Mexico Continuing Employees in accordance with the covenants contained in Section 7.8(a) and the local Law and practice with respect to employment matters.
(o)    Additional Information with respect to Group Company Benefit Plans and

Canada Business Benefit Plans. Sellers shall, within forty-five (45) Business Days from the date hereof, provide or make available to Buyer each material writing constituting a part of a Group Company Benefit Plan or Canada Business Benefit Plan disclosed in Section 5.11(a) of the Sellers Disclosure Letter, to the extent that such material writing was not provided or made available to Buyer on or prior to the date hereof.
7.9    Non-Competition Obligations of Sellers.
(h)    For a period of three years after the North America Closing Date, or with respect to China, for a period of three (3) years after the China Closing Date, without the prior written consent of Buyer, no Seller nor any of its respective controlled Affiliates (in their capacity as such), will (i) establish, own, lease, operate, manage, finance or control an entity engaged in, or engage in, either directly or indirectly, the Business (as in existence on and during the two year period prior to the North America Closing Date, or with respect to China, as in existence on or during the two (2) year period prior to the China Closing Date), in the United States, Canada, Mexico or the People’s Republic of China (excluding Taiwan and the Macau Special Administrative Region) (a “Competing Business”); provided, however that a Competing Business shall not include the manufacture and sale of aluminum rod and strip products in the United States, Canada, Mexico or the People’s Republic of China, or (ii) license the “Alcan” name for use in a Competing Business. Sellers and their controlled Affiliates shall not (i) use the “Alcan” name in a Competing Business for a period of five (5) years after the North America Closing Date or (ii) license the “Alcan” name to any non-Affiliate for use in a Competing Business for a period of seven (7) years after the North America Closing Date.
(i)    Notwithstanding anything to the contrary in Section 7.9(a) and without implication that the following activities otherwise would be subject to the provisions of Section 7.9(a), nothing in this Agreement shall preclude, prohibit or restrict:
(xii)    Sellers or any of their respective controlled Affiliates from engaging in the manufacturing, distribution and sale of aluminum rods (without regard as to whether such activity constitutes a Competing Business);
(xiii)    Sellers or any of their respective controlled Affiliates, as of the date of this Agreement, from engaging in a Competing Business, if such Competing Business is conducted as of the date hereof by any such Sellers or any of their respective controlled Affiliates;
(xiv)    Sellers or any of their respective controlled Affiliates from engaging in a Competing Business that has been acquired by such Person as a result of a business transaction whereby the Competing Business accounts, at the time of the closing of such transaction, for less than 30% of the revenues or enterprise value of the total operations acquired;
(xv)    Sellers or any of their respective controlled Affiliates or any employee benefit plan or trust of Sellers or their Affiliates, from making investments (A) in Persons engaging in a Competing Business, or (B) in investment funds or other investment vehicles, provided that each such investment is an investment where Sellers or such controlled Affiliates or employee plans or trusts: (1) do not have the right to designate a majority of the members of the board of directors or similar body of such entity or direct the operation or management of any such entity, (2) are not a participant with any other Person in any group (as such term is used in Regulation 13D of the Exchange Act) with such intention or right, and (3) own less than 5% of the outstanding voting securities (including convertible or derivative securities) of such entity;
(xvi)    Sellers or any of their respective controlled Affiliates from providing assistance to Buyer in accordance with the terms of this Agreement or the Transition Services Agreement; or
(xvii)    Any Person that acquires any Seller or a controlled Affiliate of any Seller from engaging in all or any portion of a Competing Business, provided that such acquired Seller and its controlled Affiliates immediately prior to such acquisition shall continue to be bound by Section 7.9(a).
(j)    Should any portion, provision or clause of Section 7.9 be deemed too broad to permit enforcement to its full extent, then it shall be enforced to the maximum extent permitted by Law, and each Party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.
(k)    The covenants and agreements set forth in Section 7.9 shall be deemed and shall be construed as separate and independent covenants and agreements, and, should any portion thereof be held invalid, void or unenforceable by any court of competent jurisdiction, such invalidity, voidness, or unenforceability shall in no way render invalid, void or unenforceable any other portion thereof or any separate covenant or agreement not declared invalid, void or unenforceable; and Section 7.9 shall in that case be construed as if the void, invalid or unenforceable portions were omitted. Section 7.9 is reasonable and necessary to protect and preserve Buyer’s legitimate business interests and the value of the Assets and to prevent any unfair advantage conferred on Sellers.
7.10    Further Assurances.
(e)    Subject to the provisions of this Agreement, Sellers and Buyer shall use their commercially reasonable efforts to take all actions and to do all things necessary and proper or advisable to consummate the transactions contemplated hereby as promptly as reasonably practicable, and in any event by the North America Closing Date or the China Closing Date, as applicable.
(f)    Following the North America Closing and, solely with respect to China Companies, the China Closing, Sellers shall, and shall cause their controlled Affiliates to, and Buyer shall, from time to time, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably requested by Buyer or Sellers, as applicable, including entering into any agreement required under the Laws of the PRC with respect to the China Shares, to confirm and assure the rights and obligations provided for in this Agreement and render effective the consummation of the transactions contemplated hereby and thereby.
(g)    If, following the North America Closing, or solely with respect to the China

Companies, the China Closing, there is discovered to be any property, right or asset transferred to Buyer or a Group Company as part of the Business but in respect of which there is clear and convincing evidence that such property, right or asset is not Related to the Business, Buyer shall transfer, or ensure that the relevant Group Company shall transfer, at no cost, such property, right or asset (and any related Liability) as promptly as practicable to the transferor or one of Sellers’ Affiliates as reasonably requested by Sellers. If, following the North America Closing or, solely with respect to the China Companies, the China Closing, there is discovered to be any property, right or asset not transferred to Buyer or a Group Company as part of the Business but in respect of which there is clear and convincing evidence that such property, right or asset is Related to the Business, Sellers shall transfer, at no cost, or ensure that the relevant Seller Affiliate shall transfer, at no cost, such property, right or asset (and any related Liability) as promptly as practicable to the transferor or one of Buyer’s Affiliates as reasonably requested by Buyer.
7.11    Tax Election in Respect of Non-Competition.
(a)    The Parties confirm that no amount or consideration is received or receivable by Sellers for granting the non-competition covenants provided in Section 7.7(b) (the “Non-Compete”) and that the Non-Compete was granted to maintain and preserve the fair market value of the Shares and the Canada Purchased Assets. The Parties acknowledge that proposed subsection 56.4(8) of the Income Tax Act (Canada) (as announced in the proposed amendments to the Income Tax Act (Canada) released by the Department of Finance in the July 16, 2010 draft legislation (the “Draft Legislation”)) or such similar provisions that may be enacted (and any corresponding provincial provisions of any applicable provincial income Tax legislation, whether proposed or enacted) applies in respect of the disposition of the Shares by Sellers to Buyer. In respect of the Canada Purchased Assets, RTA and Buyer (and any of its Affiliates) will, at the reasonable request of RTA, execute and file on a timely basis and in the required manner and using a form reasonably acceptable to their respective counsel, or on the prescribed form if and when available, an election to have proposed subsections 56.4(5) and 56.4(7) of the Draft Legislation or such similar provisions that may be enacted (and any corresponding provincial provisions of any applicable provincial income Tax legislation, whether proposed or enacted) apply to the amount of the consideration attributable to the Non-Compete, and RTA and Buyer will prepare their respective Tax Returns consistent with such joint election.
(b)    If (i) any Taxing Authority having jurisdiction asserts, by assessment or reassessment, proposed assessment or reassessment or otherwise, that subsection 56.4(7) or 56.4(8) of the Draft Legislation or such similar provisions that may be enacted (and any corresponding provincial provisions of any applicable provincial income Tax legislation, whether proposed or enacted) does not apply in respect of the disposition of the Canada Purchased Assets or the Shares, as applicable, and a part of the consideration paid to RTA for the Canada Purchased Assets or the Shares, as applicable, can reasonably be regarded as attributable to the Non-Compete, and (ii) despite the Parties having used their commercially reasonable efforts to sustain the allocation specified in Section 7.11(a), a portion of the consideration paid hereunder is determined to be attributable to the Non-Compete, then after consultation with such Taxing Authority, the consideration attributable to the Non-Compete will be adjusted as between the consideration paid for goodwill in respect of the Canada Purchased Assets or the Shares, as applicable, and the Non-Compete (the “Reallocation”).

Thereafter, the consideration paid to RTA for the Canada Purchased Assets and the consideration paid to RTA for the Non-Compete will be deemed to be and always to have been the amounts determined under the Reallocation. RTA and Buyer (and any of its Affiliates) will make all adjustments necessary to give effect to this Section 7.11, including the executing and filing of an election under Section 7.11(c), the amendment of any election previously filed or the executing and filing of further elections as may be necessary.
(c)    Upon the request of RTA, Buyer (and any of its Affiliates) and RTA will jointly execute and file, on a timely basis and using the prescribed form, joint elections to have paragraph 56.4(3)(b) or 56.4(3)(c) of the Draft Legislation, as applicable, or such similar provisions that may be enacted (and any corresponding provincial provisions of any applicable provincial income Tax legislation, whether proposed or enacted), apply to the consideration attributable to the Non-Compete in the case of a Reallocation, and shall prepare their respective Tax returns consistent with such joint elections. If prescribed forms are not available at that time, then the elections shall be made in a manner acceptable to the Canada Revenue Agency and the Québec Revenue Agency.
(d)    Notwithstanding anything contained in this Agreement, Sellers shall indemnify Buyer and any of its Affiliates and defend and hold it and them harmless from and against any liability for any amount Buyer or any of its Affiliates may be required to deduct, withhold or remit on account of withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any amount paid or payable (or deemed paid or payable) under this Agreement in respect of the Non-Compete (a “Withholding Liability”), including any interest, penalties or any other Losses. The Parties agree that any written communication from the Canada Revenue Agency proposing to assess a Withholding Liability shall constitute sufficient evidence of such Withholding Liability of Buyer or any of its Affiliates as a Third Party Claim. Sellers’ indemnity obligation under this Section 7.11(d) shall continue in full force and effect for the benefit of Buyer and its Affiliates without limitation of time. Article X (except for Sections 10.4(a) and 10.4(b)) shall apply to any such indemnification claim, mutatis mutandis. Further, the Parties agree that Buyer and its Affiliates shall be entitled to set-off any amounts pertaining to the Withholding Liability against any amounts owing by Buyer or any of its Affiliates to any of Sellers or their respective Affiliates.
7.12    Preparation and Filing of Tax Returns.
(a)    Sellers shall prepare and timely file or shall cause to be prepared and timely filed all federal, state, local and foreign Tax Returns of the Group Companies that (i) are required to be filed (taking into account extensions) on or before the North America Closing Date with respect to the Mexico Companies or the US Company, or on or before the China Closing Date with respect to the China Companies, or (ii) are required to be filed (taking into account extensions) after the North America Closing Date or the China Closing Date and (A) are part of Consolidated Tax Returns filed by Sellers or any of their Affiliates or (B) are with respect to income Taxes required to be filed on a separate Tax Return basis by the Mexico Companies or the US Company for any Tax period ending on or before the North America Closing Date, or by the China Companies for any Tax period ending on or before the China Closing Date. Sellers shall make all payments required by any such Tax Returns.
(b)    Buyer shall prepare or cause to be prepared and shall file or cause to be filed all other Tax Returns required of the Group Companies. With respect to any Tax Return required to be filed by Buyer for a taxable period that includes (but does not end on) the North America Closing Date or, as applicable, the China Closing Date (a “Straddle Period”), Buyer shall deliver to Sellers, at least thirty (30) days prior to the due date for the filing of such Tax Return (taking into account extensions), a statement setting forth the amount of Tax for which Sellers are responsible pursuant to this Agreement and a copy of such Tax Return. With respect to a Straddle Period, (i) in the case of any Taxes based upon income or receipts, Sellers shall be responsible for the amount of such Taxes that would be due if the Straddle Period had ended on the North America Closing Date, or, solely with respect to China Companies, the China Closing Date; and (ii) in the case of all other Taxes, Sellers shall be responsible for an amount of such Taxes equal to the amount of Taxes due for the entire Straddle Period multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the North America Closing Date or, solely with respect to the China Companies, the China Closing Date, and the denominator of which is the number of calendar days in the entire Straddle Period. Sellers shall have the right to review such Tax Return and statement and all associated work papers prior to the filing of such Tax Return and such Tax Return shall not be filed without the consent of Sellers, which consent shall not be unreasonably withheld, conditioned or delayed. Buyer shall make all payments required by any such Tax Returns; provided, however that Sellers shall reimburse Buyer concurrently therewith to the extent that any payment that Buyer makes relates to the Group Companies for any period ending on or before the North America Closing Date, or solely with respect to the China Companies, the China Closing Date. Notwithstanding the foregoing, Sellers shall not be obligated to reimburse Buyer for any Taxes that are reflected as liabilities in the computation of Final North America Working Capital or Final China Working Capital.
(c)    Neither Buyer nor any of its Affiliates shall file or make a formal or informal claim for refund or file any amended Tax Returns for any periods for or in respect of the Group Companies with respect to which Buyer is not obligated to prepare or cause to be prepared the original Tax Return pursuant to Section 7.12(b) without the review and consent of Sellers, which consent shall not be unreasonably withheld, conditioned or delayed. Any refund of Taxes (including interest thereon) received with respect of a taxable period of the US Company or the Mexico Companies ending on or before the North America Closing Date, or with respect to a taxable period of the China Companies ending on or before the China Closing Date, shall be paid by Buyer to Sellers promptly following its receipt, except to the extent that such refund was reflected as an asset (or netted as a liability) in the computation of Final North America Working Capital or Final China Working Capital, as applicable.
7.13    Tax Sharing Agreements. On the North America Closing Date, or solely with respect to the China Companies, the China Closing Date, all Tax sharing agreements and arrangements between (i) the Group Companies, on the one hand, and (ii) Sellers or any of their Affiliates (other than the Group Companies), on the other hand, shall be terminated effective as of the close of business on the date that immediately precedes the North America Closing Date, or solely with respect to the China Companies, the China Closing Date, and have no further effect for any taxable year or period (whether a past, present or future year or period), and no additional payments shall be made thereunder on or after the North America Closing Date, or solely with respect to the China Companies, the China Closing Date, with respect to any period.

7.14    Tax Cooperation. Each of Sellers and their Affiliates, on one hand, and Buyer and its Affiliates, on the other, shall provide the other with such information and records and make such of its officers, directors, employees and agents available as may reasonably be requested by such other Party in connection with the preparation of any Tax Return or any audit or other proceeding that relates to the Group Companies. Any such information, records and/or access to personnel shall be provided as soon as reasonably practicable after receiving a related request, and in any case within thirty (30) days of such request unless the Party required to provide the information or records has first notified the requesting Party that such Party is likely to require longer than thirty (30) days to locate or collect the relevant information or records, in which case such Party must provide such information or records as soon as reasonably practicable in light of the circumstances.
7.15    338(h)(10) Election.
(a)    Buyer and Alcan Corp. shall make a joint election under Section 338(h)(10) of the Code, and comparable provisions of state or local Law, with respect to the purchase and sale of the US Shares (the “Section 338(h)(10) Election”) and shall timely file executed copies of Internal Revenue Service Forms 8023 and 8883, the required schedules thereto and any similar state or local forms with the proper Governmental Authorities.
(b)    Buyer shall prepare at its sole cost and expense and deliver to Sellers within thirty (30) days of the North America Closing Statement having become final, binding and non-appealable in accordance with Section 3.4 a draft schedule (the “Allocation Schedule”) allocating the aggregate deemed sales price, within the meaning of the Treasury regulations applicable to Section 338(h)(10) of the Code, among the assets of the US Company in accordance with the requirements of such regulations. The Allocation Schedule shall be prepared on a basis consistent with the methodology set forth on Exhibit H attached hereto. Alcan Corp. shall provide Buyer with such information (and documentation in support thereof) as is required by Buyer to prepare and deliver the Allocation Schedule to the extent Alcan Corp. has such information. Within thirty (30) days after its receipt of the Allocation Schedule, Alcan Corp. shall prepare at its sole cost and expense and deliver to Buyer any proposed changes thereto. If Buyer and Alcan Corp. cannot reach agreement with respect to any disputed matter related to the Allocation Schedule, the dispute shall be submitted for resolution to the Accounting Firm. Such firm’s determination with respect to the disputed matter shall be made within sixty (60) days of its submission to such firm and shall be final and binding on the Parties, and any fees and expenses relating to the engagement of such firm shall be shared equally by Buyer and Sellers. The Allocation Schedule finally determined in accordance with the foregoing provisions shall be binding upon Buyer and Sellers, and Buyer, Sellers and the US Company shall file their Tax Returns on a basis consistent with the Allocation Schedule.
7.16    Tax Matters relating to Canada Purchased Assets.
(a)    GST/QST Election. Buyer and RTA shall, to the extent permitted by applicable Law, on or before North America Closing Date jointly execute an election, in the prescribed form and containing the prescribed information, to have subsection 167(1) of the Excise Tax Act (Canada) and section 75 of the Act respecting the Quebec Sales Tax to apply to the sale and purchase of the Canada Purchased Assets hereunder so that no GST/QST is payable in respect of such sale and purchase. Buyer will file such election with the appropriate Taxing Authority within the time prescribed by the Excise Tax Act (Canada). Notwithstanding such election, in the event it is determined by Canada Revenue Agency or Québec Revenue Agency, as the case may be, that there is a liability of Buyer to pay, or of RTA to collect and remit, the GST/QST on all or part of the Canada Purchased Assets, such GST/QST shall be forthwith paid by Buyer to the Canada Revenue Agency or the Quebec Revenue Agency or to RTA, as the case may be, and Buyer shall indemnify and save RTA harmless with respect to any such GST/QST, as well as any interest and penalties relating thereto. The obligation of indemnification set forth in this Section 7.16 shall survive the consummations of the transactions contemplated in this Agreement and, notwithstanding any other provision of this Agreement, shall be of unlimited duration.
(b)    Sellers shall remit to the relevant Taxing Authority all GST/QST collectibles in respect of the accounts receivable included in the Canada Purchased Assets.
(c)    Election under Section 22 of the Income Tax Act (Canada). Buyer and RTA will, if applicable, execute on a timely basis and using the prescribed forms, joint elections under section 22 of the Income Tax Act (Canada) (and the corresponding provisions of any applicable provincial income Tax legislation) as to the sale of the accounts receivable included in the Canada Purchased Assets and designate therein the portion of the Final Purchase Price allocated to such account receivables as specified in Exhibit F and each will file such election forms with the Canada Revenue Agency and the Quebec Revenue Agency with their respective Tax Returns for their respective taxation years that include the date hereof and will prepare their respective Tax returns in a manner consistent with such joint elections.
(d)    Election in Respect of Amounts for Future Obligations. Buyer and Seller will, if applicable, execute on a timely basis and using the prescribed forms, joint elections under subsection 20(24) in a manner prescribed by subsection 20(25) of the Income Tax Act (Canada) (and the corresponding provisions of any applicable provincial income Tax legislation) in respect of amounts for future obligations and will file such elections with the Canada Revenue Agency and the Quebec Revenue Agency with their respective Tax returns for their respective taxation years that include the date hereof.
7.17    Release. If the North America Closing and the China Closing occur, then Buyer, solely on behalf of the Group Companies (each Group Company, a “Releasing Person”) does hereby forever, absolutely, unconditionally and irrevocably release and discharge Sellers (each a “Released Person”) from all Liabilities of each Released Person to each Releasing Person, all agreements and understandings of each Released Person involving a Releasing Person, and all rights, claims and causes of action (whether at Law or in equity and whether or not presently known to exist) of each Releasing Person against a Released Person that are a result of, involve or otherwise exist by reason of any act, omission, fact, circumstance or other matter, cause or thing whatsoever that arose, occurred or existed prior to the North America Closing and the China Closing, other than arising out of fraud, a knowing and intentional misrepresentation or willful misconduct; provided, however, that if the China Closing does not occur, the aforementioned release shall not apply to the China Companies or its Released Persons. Notwithstanding the foregoing, nothing in this Section 7.17 waives, releases or restricts or will waive, release or restrict in any manner whatsoever any of (a) the rights or remedies of Buyer, any of the Group Companies or any of its or their respective Affiliates arising out of this Agreement, including any representations and warranties of Sellers and the indemnification provisions of Article X, or the Ancillary Agreements or any of the other agreements and documents delivered pursuant to this Agreement or (b) the obligations of any Seller or such Seller’s Affiliates arising out of this Agreement, including any representations and warranties of Sellers and the indemnification provisions of Article X, or the Ancillary Agreements or any of the other agreements and documents delivered pursuant to this Agreement.
7.18    Insurance. Each of the Group Companies is included as an insured party under certain insurance policies maintained by RTA and its Affiliates as described in Section 5.13 of the Sellers Disclosure Letter. Prior to the North America Closing or, solely with respect to the China Companies, the China Closing, the Group Companies and Sellers shall continue to insure the Group Companies and the Assets pursuant to such policies or other policies maintained by RTA and its Affiliates in substitution therefor, the coverage of which substitute policies shall, to the extent commercially reasonable, be consistent in all material respects with the coverage of the related predecessor policies, and make claims and apply related proceeds, as applicable, pursuant to such policies in the Ordinary Course of Business. Effective as of the North America Closing, RTA and its Affiliates will cause the termination of all continuing coverage under all such policies with respect to the Canada Business, the Mexico Companies and the US Company. Effective as of the China Closing, RTA and its Affiliates will cause the termination of all continuing coverage under all such policies with respect to the China Companies. Following such terminations Buyer shall become solely responsible for all insurance coverage and related risk of loss with respect to the Group Companies and their assets and operations. To the extent that after the North America Closing or the China Closing a Party requires any information regarding claim data, payroll or other information in order to make filings with insurance carriers or self-insurance regulators from the other Party, then the other Party will promptly supply such information to the extent required and permitted by Law. Without limiting or being limited by the foregoing, neither Buyer nor any of the Mexico Companies or the US Company will, after the North America Closing, nor will the China Companies, after the China Closing, make or have any right to make any claim under any insurance policy maintained or formerly maintained by RTA and its Affiliates.
7.19    Release of Credit Support; Indemnification. Following the North America Closing or, solely with respect to the China Companies, the China Closing, Buyer shall (a) use its commercially reasonable efforts to (i) cause Sellers and their Affiliates, other than the Group Companies, to be released from all guarantees and similar instruments in favor of the Group Companies or the Canada Business that impose continuing obligations or expenses on Sellers and their Affiliates and (ii) cause all letters of credit, bonds and similar instruments issued by Sellers and their Affiliates in favor of the Group Companies or the Canada Business to be terminated and (b) in accordance with Article X, indemnify, defend and hold harmless Sellers and their Affiliates from and against any costs, Liabilities and expenses with respect to any such instruments with respect to which it is not able to obtain such a release; provided, however, that Buyer shall not have the right to control the defense of a claim indemnified pursuant to this Section 7.19. Following the North America Closing or, solely with respect to the China Companies, the China Closing, the Parties shall cooperate as reasonably requested to implement such releases and terminations in an orderly fashion.

7.20    No Solicitation. Until the earlier of the termination of this Agreement and the North America Closing or, solely with respect to the China Companies, the China Closing, Sellers shall not, and shall cause their Affiliates and any Persons acting on their behalf not to, directly or indirectly, (i) solicit or initiate or knowingly facilitate or encourage any inquiries or proposals for, or continue or enter into any discussions, negotiations, understanding, arrangements or agreements with respect to, the acquisition of any Shares, the Canada Business or any material portion of the Business, whether by sale, merger or otherwise, or (ii) furnish or cause to be furnished any material non-public information concerning the Group Companies or the Business to any Person (other than Buyer and its Representatives), other than as required by applicable Law. Sellers shall notify Buyer of any such inquiry or proposal within 24 hours of receipt or awareness of the same by Seller or any of its Affiliates.
7.21    Director and Officer Liability and Indemnification.
(a)    Each Group Company shall exculpate to the fullest extent permitted by applicable Law or under the articles or certificate of incorporation or bylaws or other governing documents of such Group Company, contingent upon but automatically effective upon the North America Closing, or solely with respect to the China Companies, the China Closing, and each Group Company shall indemnify, defend and hold harmless, its present and former officers, employees and directors (each a “D&O Indemnified Person”) against all Losses arising out of actions or omissions in their capacities as such occurring at or prior to the North America Closing or, solely with respect to the China Companies, the China Closing, to the fullest extent permitted under the articles or certificate of incorporation or bylaws or other governing documents of such Group Company, and any agreement between a D&O Indemnified Person and the respective Group Company in effect at the date of this Agreement, including advancing expenses incurred in the defense of any claim.
(b)    Prior to the North America Closing, or solely with respect to the China Companies, the China Closing, the Group Companies shall purchase directors’ and officers’ liability insurance policies providing coverage for the officers and directors of the Group Companies for a period of up to six years following the North America Closing or the China Closing, as applicable (including pursuant to a six-year prepaid “tail” policy), subject to the prior written approval by Buyer of such policies, which approval shall not be unreasonably withheld, conditioned or delayed. The premium and other expenses related to the acquisition of such policies will be paid by the Group Companies; provided that, in satisfying its obligations under this Section 7.21, the Group Companies shall not be obligated to pay premiums in excess of 300% of the amount per annum the Group Companies paid for the most recent full coverage year. Buyer shall not, and shall cause the Group Companies not to, cancel, limit, modify or amend such policies while they are in effect.
(c)    None of the Group Companies or Buyer will take any action to amend or terminate the provisions of any Group Company’s articles or certificate of incorporation or bylaws or other governing documents or any agreements between any present and former officers, employees and directors of any of the Group Companies so as to reduce, limit, alter or otherwise terminate such Group Company’s obligations to indemnify any former officer, employee or director.
(d)    The obligations of the Group Companies under this Section 7.21 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Person to whom this Section 7.21 applies.
(e)    If the Group Companies fail, for any reason, to satisfy or discharge, in whole or in part, their obligations pursuant to this Section 7.21 with respect to a claim for indemnification or contribution, Buyer shall be liable for satisfying or discharging such indemnification or contribution obligation to the extent not satisfied or discharged by the Group Companies.
(f)    The provisions of this Section 7.21 are intended to be for the benefit of, and will be enforceable by, each D&O Indemnified Person and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.
7.22    Capital Expenditures. Prior to the North America Closing, Sellers shall use commercially reasonable efforts to make (and shall cause the Mexico Companies and the US Company to use commercially reasonable efforts to make) capital expenditures (other than capital expenditures for the financial systems (SAP) conversion project) with respect to the Canada Business, the Mexico Companies and the US Company in material conformity with, and not to vary negatively by more than $1,000,000 from, the 2012 CapEx Plan, measured proportionately based on the number of days in calendar year 2012 prior to the North America Closing. “2012 CapEx Plan” means Sellers’ 2012 capital expenditure plan as in effect on the date hereof, which is set forth in Section 7.22 of the Sellers Disclosure Letter, as it may be amended from time to time with the written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed. Prior to the China Closing, Sellers shall use commercially reasonable efforts to make (and shall cause the China Companies to use commercially reasonable efforts to make) capital expenditures (other than capital expenditures for the financial systems (SAP) conversion project) with respect to the China Companies in material conformity with, and not to vary negatively by more than $200,000 from, the 2012 CapEx Plan, measured proportionately based on the number of days in calendar year 2012 prior to the China Closing. For purposes of this Section 7.22, capital expenditures shall be deemed made if they are paid or accrued. Notwithstanding anything in this Agreement to the contrary, failure of Sellers to comply with this Section 7.22 shall not permit Buyer to terminate this Agreement pursuant to Section 9.1.
7.23    Assistance with Financial Information. Sellers shall use their commercially reasonable efforts, and shall cause their controlled Affiliates to use their commercially reasonable efforts, to provide Buyer and its Affiliates with reasonable access to financial statements and related information in connection with Buyer and its Affiliates fulfilling their obligations to include financial disclosure relating to the Canada Business and the Group Companies on a timely basis under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Without limiting the foregoing, Sellers agree to (a) provide Buyer’s auditors (the “Auditors”) with full and timely assistance and access to, and to examine and make copies of, all books and records of Sellers relating to the Canada Business and the Group Companies, and authorize the independent auditors for Sellers and their Affiliates, to provide all work papers, (b) request the consent of any auditors required under the Securities Act or the Exchange Act in connection with the filing of any Form 8‑K by Buyer and (c) use commercially reasonable efforts to cause any prior accountants to comply with the provisions of this Section 7.23. Buyer shall pay all of Sellers’ and their Affiliates’ reasonable fully absorbed costs with respect to Sellers’ obligations under this Section 7.23 plus 5% of such amounts.
7.24    Confidentiality.
(a)    Confidentiality Agreement. Buyer acknowledges that the information being provided to it in connection with the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement. Effective upon the North America Closing, the Confidentiality Agreement shall terminate with respect to the Canada Business, the Mexico Companies, the US Company and the operation of the Business in North America. Effective upon the China Closing, the Confidentiality Agreement shall terminate with respect to information relating to the China Companies and the operation of the Business in China.
(b)    Confidentiality After Closing. After the North America Closing, Sellers shall keep confidential, and shall cause their controlled Affiliates and Representatives to keep confidential, all information relating to the Canada Business, the Mexico Companies, the US Company and the operation of the Business in North America following the North America Closing. After the China Closing, Sellers shall keep confidential, and shall cause their controlled Affiliates and Representatives to keep confidential, all information relating to the China Companies and the operation of the Business in China following the China Closing. Sellers shall inform any of their Representatives who receive such confidential information of both the confidential nature of such information and the restrictions on its use and such Representatives shall treat such information confidentially in accordance with the terms of this Agreement. Sellers shall be responsible for any breach of this Section 7.24(b) by any of their Representatives. The provisions of this Section 7.24(b) shall not apply to the disclosure by Sellers or their controlled Affiliates or their Representatives of any information, documents or materials which (i) are or become publicly available, other than by reason of a breach of this 7.24(b) by Sellers or any of their controlled Affiliates, (ii) is required by applicable Law to be disclosed, but then only (A) to the extent disclosure is required and (B) after notifying Buyer of such obligation and using commercially reasonable efforts, at Buyer’s expense, to seek a protective order or other similar or appropriate relief.
(c)    Obligations by Buyer with respect to China Trade Secrets. Buyer acknowledges receipt of certain proprietary and trade secret information of Sellers and the China Companies relating to target markets of the Business in China and that such information is covered by the restrictions in the Confidentiality Agreement. Without limiting the Confidentiality Agreement, Buyer agrees that if the China Closing does not occur, then for a period of four years after the date of this Agreement, without the prior written consent of Sellers, neither Buyer nor any of its controlled Affiliates shall disclose any such information to any of its joint venture or other partners, fellow shareholders or fellow equity holders or use such information for the benefit of its business in China.
(d)    Independent Agreements. The covenants and agreements set forth in this Section 7.24 shall be deemed and shall be construed as separate and independent covenants and agreements, and, should any portion of such covenants and agreements be held invalid, void or unenforceable by any court of competent jurisdiction, such invalidity, voidness, or unenforceability shall in no way render invalid, void or unenforceable any other portion thereof or any separate covenant not declared invalid, void or unenforceable; and this Section 7.24 shall in that case be construed as if the void, invalid or unenforceable portions were omitted.
7.25    Payment of Hong Kong Stamp Duty. Promptly following the China Closing Buyer shall arrange for documents to be filed and duly submitted to the Hong Kong Stamp Duty Office for assessment and Buyer shall pay to the Hong Kong Stamp Duty Office the ad valorem stamp duty in respect of the sale and purchase of the China Shares as provided hereunder. Alcan Asia shall promptly reimburse Buyer fifty percent (50%) of the total ad valorem stamp duty paid by Buyer, less fifty percent (50%) of the stamp duty on the Instrument of Transfer in respect of such sale and purchase; provided, however, that Alcan Asia’s reimbursement obligation pursuant to this Section 7.25 is subject to Buyer’s provision to Alcan Asia of (i) the Bought and Sold Notes bearing stamps evidencing the amount of the ad valorem stamp duty paid and (ii) the Instrument of Transfer bearing an endorsement that the ad valorem stamp duty has been paid.
7.26    Hedging Contracts. At or immediately prior to the North America Closing or, solely with respect to the China Companies, the China Closing, Sellers shall use commercially reasonable efforts to reverse or otherwise cancel all metal, interest rate, currency and other hedging contracts, swaps and similar arrangements, between any of Sellers or their Affiliates, on the one hand, and any of the Group Companies or RTA with respect to the Canada Business, on the other hand (“Hedging Contracts”) within five (5) Business Days before or after the North America Closing Date or, solely with respect to the China Companies, the China Closing Date. To the extent that any Hedging Contracts are not reversed or canceled after five (5) Business Days following the North America Closing or, solely with respect to the China Companies, the China Closing, such Hedging Contracts shall be deemed reversed or canceled on the North America Closing Date or solely with respect to the China Companies, the China Closing Date (as applicable). The value associated with the reversed or canceled Hedging Contracts will be based on the market close price on the North America Calculation Date or, solely with respect to the China Companies, the China Calculation Date. The value associated with the reversed or cancelled Hedging Contracts will be considered a third party receivable or payable from or to Sellers.
7.27    Rod Supply Agreement. From the date hereof until the North America Closing Date, RTA shall not, and Alcan Corp. shall cause the US Company not to, terminate or amend the Rod Supply Agreement without the prior written consent of Buyer (which shall not be unreasonably withheld, conditioned or delayed).
ARTICLE VIII
CONDITIONS PRECEDENT TO THE CLOSINGS
8.1    Conditions of the Parties Obligations to Effect the North America Closing. The obligations of the Parties to consummate the transactions contemplated hereby (with respect to the sale and purchase of the Canada Purchased Assets, the Mexico Shares and the US Shares (the “North America Sale”)) shall be subject to the satisfaction (or waiver by the Parties) on or prior to the North America Closing Date of the following conditions:
(a)    All Governmental Approvals required to consummate the North America Sale shall have been obtained, all such Governmental Approvals shall remain in full force and effect,

no appeal shall have been filed challenging such Governmental Approvals, and all statutory waiting periods in respect thereof shall have expired or been terminated or waived. Without limiting the foregoing, (i) all statutory waiting periods under the US Competition Law shall have expired or been terminated, (ii) Canadian Competition Approval shall have been obtained and (iii) if required by applicable Law, approval of the North America Sale under the Mexico Competition Law shall have been obtained.
(b)    The consummation of the North America Sale shall not have been enjoined or prohibited by applicable Law or Order.
8.2    Conditions of the Parties Obligations to Effect the China Closing. The obligations of the Parties to consummate the transactions contemplated hereby (with respect to the sale and purchase of the China Shares (the “China Sale”)) shall be subject to the satisfaction (or waiver by the Parties) on or prior to the China Closing Date of the following conditions:
(f)    All Governmental Approvals required to consummate the China Sale shall have been obtained, all such Governmental Approvals shall remain in full force and effect, no appeal shall have been filed challenging such Governmental Approvals, and all statutory waiting periods in respect thereof shall have expired or been terminated or waived. Without limiting the foregoing, if required by applicable Law, approval of the China Sale under the China Competition Law shall have been obtained.
(g)    The consummation of the China Sale shall not have been enjoined or prohibited by applicable Law or Order.
(h)    The North America Closing shall have occurred.
8.3    Conditions to Obligations of Buyer to Effect the North America Closing. The obligations of Buyer to consummate the North America Sale shall be subject to the satisfaction (or waiver by Buyer) on or prior to the North America Closing Date of the following conditions:
(d)    The representations and warranties of Sellers contained in this Agreement as to the Canada Business, the Mexico Companies and the US Company shall have been true and correct in all material respects as of the date hereof (except that representations and warranties that are confined to another specific date shall speak only as of such date).
(e)    Sellers shall have performed or complied in all material respects with the covenants and agreements required by this Agreement to be performed or complied with by Sellers on or prior to the North America Closing Date.
(f)    Sellers shall have delivered to Buyer each of the deliverables described in Section 4.1(a).
8.4    Conditions to Obligations of Buyer to Effect the China Closing. The obligations of Buyer to consummate the China Closing shall be subject to the satisfaction (or waiver by Buyer) on or prior to the China Closing Date of the following conditions:

(n)    The representations and warranties of Sellers contained in this Agreement as to the China Companies shall have been true and correct in all material respects as of the date hereof (except that representations and warranties that are confined to another specific date shall speak only as of such date).
(o)    Sellers shall have performed or complied in all material respects with the covenants and agreements required by this Agreement to be performed or complied with by Sellers on or prior to the China Closing Date.
(p)    Sellers shall have delivered to Buyer each of the deliverables described in Section 4.2(a).
8.5    Conditions to Obligations of Sellers to Effect the North America Closing. The obligations of Sellers to consummate the North America Closing shall be subject to the satisfaction (or waiver by Sellers) on or prior to the North America Closing Date of the following conditions:
(c)    The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects as of the date hereof (except that representations and warranties that are confined to another specific date shall speak only as of such date).
(d)    Buyer shall have performed or complied in all material respects with the covenants and agreements required by this Agreement to be performed or complied with by Buyer on or prior to the North America Closing Date.
(e)    Buyer shall have delivered to Sellers each of the deliverables described in Section 4.1(b).
8.6    Conditions to Obligations of Sellers to Effect the China Closing. The obligations of Sellers to consummate the China Sale shall be subject to the satisfaction (or waiver by Sellers) on or prior to the China Closing Date of the following condition:
(e)    The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects as of the date hereof (except that representations and warranties that are confined to another specific date shall speak only as of such date).
(f)    Buyer shall have performed or complied in all material respects with the covenants and agreements required by this Agreement to be performed or complied with by Buyer on or prior to the China Closing Date.
(g)    Buyer shall have delivered to Sellers each of the deliverables described in Section 4.2(b).
ARTICLE IX
TERMINATION
9.1    Termination.

(i)    This Agreement may be terminated at any time prior to the North America Closing:
(i)    by the written agreement of Buyer and Sellers’ Representative;
(ii)    by any Seller, with written notice to Buyer, or Buyer, with written notice to Sellers’ Representative, if any Governmental Authority shall have issued an Order (which Order Sellers and Buyer shall attempt to lift in compliance with their obligations set forth in Section 7.4), in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the North America Sale and such Order shall have become final and non-appealable;
(iii)    by any Seller, with written notice to Buyer, or Buyer, with written notice to Sellers’ Representative, if any event, fact or condition shall occur or exist that shall have made it impossible to satisfy a condition precedent to the terminating Party’s obligations to consummate the North America Sale, unless the occurrence or existence of such event, fact or condition shall be due to the failure of the terminating Party to perform or comply in all material respects with any of the agreements, covenants or conditions hereof to be performed or complied with by such Party prior to the North America Closing;
(iv)    by Buyer, with written notice to Sellers’ Representative, if there has been a violation or breach by Sellers of any agreement, covenant, representation or warranty contained in this Agreement that would cause any of the conditions set forth in Section 8.3 not to be satisfied and such violation or breach is not cured by the Outside Date or, if applicable, the Long-Stop Date, and such violation or breach has not been waived by Buyer;
(v)    by any Seller, with written notice to Buyer, if there has been a violation or breach by Buyer of any agreement, covenant, representation or warranty contained in this Agreement that would cause any of the conditions set forth in Section 8.5 not to be satisfied and such violation or breach is not cured by the Outside Date or, if applicable, the Long-Stop Date, and such violation or breach has not been waived by Sellers;
(vi)    by Buyer, with written notice to Sellers’ Representative, if Buyer determines in its reasonable discretion, in accordance with Section 7.4(b) that it is necessary, in connection with a Governmental Approval of the transactions contemplated herein, to divest any of the businesses, properties or assets of Sellers, the Canada Business, Buyer or any of its Affiliates and Buyer determines in its reasonable discretion that such divestiture would result in a Significant Detriment; or
(vii)    by any Seller, with written notice to Buyer, or Buyer, with written notice to Sellers’ Representative, if the North America Closing shall not have occurred by 5:00 p.m., Atlanta, Georgia time, by July 17, 2012 (the “Outside Date”), unless such date shall be extended by the mutual written consent of Sellers’ Representative and Buyer; provided, however, that in the event the North America Closing has not occurred by the Outside Date solely due to the non-fulfillment of the condition set forth in Section 8.1(a) or Section 8.1(b), the Parties shall not have a right to terminate this Agreement pursuant to this Section 9.1(a)(vii) until the date that is one-hundred eighty (180) days following the Outside Date (the “Long-Stop Date”); provided further, however, that in the event that a divestiture or other sale to a third party is required by any Governmental Authority and Buyer has entered into active negotiations with the Governmental Authority regarding the terms of the required divestiture or sale, and (a) outside antitrust counsel for Sellers and Buyer (U.S. counsel with respect to the United States Governmental Authority and Canada counsel with respect to the Canada Governmental Authority) agree in good faith that all applicable statutory waiting periods will expire or be terminated or waived, or all approvals or clearances will be obtained from any applicable Governmental Authority within an additional sixty (60) days after the Long-Stop Date, or (b) if the outside antitrust counsel cannot so agree, third party counsel mutually acceptable to Sellers and Buyer (U.S. counsel with respect to the United States Governmental Authority and Canada counsel with respect to the Canada Governmental Authority) believes in good faith that all applicable statutory waiting periods will expire or be terminated or waived, or all approvals or clearances will be obtained from any applicable Governmental Authority within an additional sixty (60) days after the Long-Stop Date, the Long-Stop Date may be extended by Buyer for an additional sixty (60) days; provided further, however, that in the event the China Closing is delayed pursuant to Section 2.4 and such delay necessitates the resubmission of filings and documents related to regulatory approval of the China Closing under Chinese Law, the Long-Stop Date shall be extended until May 17, 2013. Notwithstanding the foregoing, no Party shall be entitled to terminate this Agreement pursuant to this Section 9.1(a)(vii) if the failure of the North America Closing to occur by such date shall be due to the failure of the terminating Party to perform or comply in all material respects with any of the agreements, covenants or conditions hereof to be performed or complied with by such Party prior to the North America Closing (including, with respect to Buyer, Buyer’s agreements and covenants pursuant to Section 7.4).
(j)    The obligations of the Parties with respect to the China Closing may be terminated at any time prior to the China Closing Date:
(i)    by the written agreement of Buyer and Sellers’ Representative;
(ii)    by any Seller, with written notice to Buyer, or Buyer, with written notice to Sellers’ Representative, if any Governmental Authority shall have issued an Order (which Order Sellers and Buyer shall attempt to lift in compliance with their obligations set forth in Section 7.4), in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the China Sale and such Order shall have become final and non-appealable;
(iii)    by any Seller, with written notice to Buyer, or Buyer, with written notice to Sellers’ Representative, if any event, fact or condition shall occur or exist that shall have made it impossible to satisfy a condition precedent to the terminating Party’s obligations to consummate the China Sale, unless the occurrence or existence of such event, fact or condition shall be due to the failure of the terminating Party to perform or comply in all material respects with any of the agreements, covenants or conditions hereof to be performed or complied with by such Party prior to the China Closing;
(iv)    by Buyer, with written notice to Sellers’ Representative, if there has been a violation or breach by Sellers of any agreement, covenant, representation or warranty contained in this Agreement that would cause any of the conditions set forth in Section 8.4 not to be satisfied and such violation or breach is not cured by the Outside Date or, if applicable, the Long-

Stop Date, and such violation or breach has not been waived by Buyer;
(v)    by any Seller, with written notice to Buyer, if there has been a violation or breach by Buyer of any agreement, covenant, representation or warranty contained in this Agreement that would cause any of the conditions set forth in Section 8.6 not to be satisfied and such violation or breach is not cured by the Outside Date or, if applicable, the Long-Stop Date, and such violation or breach has not been waived by Sellers; or
(vi)    by any Seller, with written notice to Buyer, or Buyer, with written notice to Sellers’ Representative, if the China Closing shall not have occurred by 5:00 p.m., Atlanta, Georgia time, by the Outside Date unless such date shall be extended by the mutual written consent of Sellers’ Representative and Buyer; provided, however, that in the event the China Closing has not occurred by the Outside Date solely due to the non-fulfillment of the condition set forth in Section 8.2(a) or Section 8.2(b), the Parties shall not have a right to terminate their obligations with respect to the China Sale pursuant to this Section 9.1(b)(vi) until the Long-Stop Date; provided further, however, that in the event that a divestiture or other sale to a third party is required by any Governmental Authority and Buyer has entered into active negotiations with the Governmental Authority regarding the terms of the required divestiture or sale, and (a) outside China antitrust counsel for Sellers and Buyer agree in good faith that all applicable statutory waiting periods will expire or be terminated or waived, or all approvals or clearances will be obtained from any applicable Governmental Authority within an additional sixty (60) days after the Long-Stop Date, or (b) if the outside China antitrust counsel cannot so agree, third party China counsel mutually acceptable to Sellers and Buyer believes in good faith that all applicable statutory waiting periods will expire or be terminated or waived, or all approvals or clearances will be obtained from any applicable Governmental Authority within an additional sixty (60) days after the Long-Stop Date, the Long-Stop Date may be extended by Buyer for an additional sixty (60) days; provided further, however, that in the event the China Closing is delayed pursuant to Section 2.4 and such delay necessitates the resubmission of filings and documents related to regulatory approval of the China Closing under Chinese Law, the Long-Stop Date shall be extended until May 17, 2013. Notwithstanding the foregoing, no Party shall be entitled to terminate this Agreement pursuant to this Section 9.1(b)(vi) if the failure of the China Closing to occur by such date shall be due to the failure of the terminating Party to perform or comply in all material respects with any of the agreements, covenants or conditions hereof to be performed or complied with by such Party prior to the China Closing (including, with respect to Buyer, Buyer’s agreements and covenants pursuant to Section 7.4).
9.2    Termination Fee.
(g)    If Buyer wishes to terminate this Agreement pursuant to Section 9.1(a)(vi), or pursuant to Section 9.1(a)(vii) after the expiration of the Long-Stop Date due to the non-fulfillment of the condition set forth in Section 8.1(a) or Section 8.1(b) with respect to the consummation of the North America Sale, then, as a condition to either such termination, Buyer shall pay or cause to be paid to RTA an amount equal to Ten Million Five Hundred Thousand Dollars ($10,500,000.00) (the “Termination Fee”), payable in cash by wire transfer of immediately available funds to one or more accounts designated by RTA. In the event Sellers terminate this Agreement pursuant to Section 9.1(a)(vii) after the expiration of the Long-Stop Date due to the non-fulfillment of the condition set forth in Section 8.1(a) or Section 8.1(b) with respect to the consummation of the North America Sale, then Buyer shall pay or cause to be paid to RTA the Termination Fee, in cash by wire transfer of immediately available funds to one or more accounts designated by RTA within three Business Days after such termination.
(h)    In the event that Sellers shall receive the Termination Fee pursuant to Section 9.2(a), such fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Sellers or the Group Companies in connection with the matter forming the basis of such termination, and, notwithstanding anything contained in Sections 9.3 and 9.4 to the contrary, none of Sellers, the Group Companies nor any other Person shall be entitled to bring or maintain any other Claim, including for specific performance, against Buyer arising out of such matters.
(i)    The Parties acknowledge that the covenants and agreements set forth in this Section 9.2 are an integral part of the transactions contemplated hereby, and that without these covenants and agreements, the Parties would not have entered into this Agreement, and that any amount payable pursuant to Section 9.2(a) does not constitute a penalty. Accordingly, if Buyer fails to timely pay any amount pursuant to Section 9.2(a) and, in order to obtain the payment, Sellers commence a suit that results in a judgment against Buyer for the payment, Buyer shall pay Sellers their costs and expenses (including reasonable auditors’ and attorneys’ fees) in connection with such suit, together with interest on such amount at a rate per annum equal to the average over such period of the Wall Street Journal Prime Rate as published in The Wall Street Journal. In no event shall Buyer be required to pay the Termination Fee on more than one occasion.
9.3    Specific Performance; Remedies Cumulative. Subject to the provisions of Section 9.2(b), the Parties acknowledge that the rights of the Parties to consummate the transactions contemplated hereby are special, unique and of extraordinary character, and that, in the event that either Sellers or Buyer violates, fails or refuses to perform any covenant made by it herein, Buyer or Sellers, as applicable, may, in addition to any remedies at Law, institute and prosecute an action in a court of competent jurisdiction to enforce specific performance of Sellers or Buyer, as applicable, except as provided in Section 9.2(b). Subject to the provisions of Section 9.2(b), no exercise of a remedy available to a Party shall be deemed an election excluding any other remedy available to such Party (any such claim by any other Party being hereby waived).
9.4    Effect of Termination. In the event of the termination of this Agreement pursuant to the provisions of Section 9.1, this Agreement shall become void and have no effect, without any Liability to any Person in respect hereof or thereof or of the transactions contemplated hereby or thereby on the part of any Party hereto or thereto or any of its Affiliates or Representatives, except that Sections 9.2, 9.3, Article XI and this Section 9.4 shall survive as independent obligations; provided that no such termination (or any provision of this Agreement) shall relieve any Party from Liability for any damages arising out of or relating to a knowing and intentional breach of any covenant or representation or warranty hereunder, except as provided in Section 9.2(b). If the transactions contemplated hereby are terminated as provided herein:
(f)    all confidential information received by Buyer and its Affiliates and Representatives with respect to Sellers, their Affiliates and the Business shall be treated in accordance with the Confidentiality Agreement (including with respect to obligations to return or destroy information), which shall remain in full force and effect notwithstanding the termination of this Agreement; and
(g)    if the North America Closing occurs, but the China Closing does not occur, then the procedures in Section 9.4(a) shall apply only to documents, materials and information related to the China Companies.
ARTICLE X
INDEMNIFICATION
10.1    Indemnification by Sellers. After the North America Closing, Sellers shall, jointly and severally, indemnify and hold harmless each of Buyer and its Affiliates and its and their successors, Representatives and assigns (collectively, the “Buyer Indemnitees”) from and against any and all Liabilities and losses, damages, interest, penalties, fines, costs, amounts paid in settlement, expenses and fees, including court costs and reasonable attorneys’ and advisors’ fees and expenses (collectively, “Losses”), (a) resulting from (i) any breach of any representation or warranty made by Sellers in Article V, (ii)(A) any breach or default of Sellers in the performance of any covenant or agreement in this Agreement or (B) any breach or default of the Group Companies in the performance of any covenant or agreement in this Agreement to be performed prior to the North America Closing or the China Closing, as applicable, or (iii) any Canada Excluded Liability, or (b) relating to the Retained Benefit Plan Liabilities; provided, however, that Sellers shall not be obligated to indemnify and hold harmless any Buyer Indemnitee with respect to any breach of any representation or warranty made by Sellers in Article V to the extent relating to the China Companies unless and until the China Closing occurs and provided, further, that notwithstanding the foregoing, Alcan Asia shall have no obligation to indemnify and hold harmless any Buyer Indemnitee pursuant to this Article X unless and until the China Closing occurs.
10.2    Indemnification by Buyer. After the North America Closing, Buyer shall indemnify and hold harmless each of Sellers and their Affiliates and its and their successors, Representatives and assigns (collectively, the “Seller Indemnitees”) from and against any and all Losses resulting from (a) any breach of any representation or warranty made by Buyer in Article VI, (b) any breach or default of Buyer in the performance of any covenant or agreement in this Agreement, (c) any Canada Assumed Liability or (d) Claims described in Section 7.8(a)(vii); provided, however, that Buyer shall not be obligated to indemnify and hold harmless any Seller Indemnitee with respect to any matter relating to the China Companies unless and until the China Closing occurs and provided, further, that notwithstanding the foregoing, Buyer shall have no obligation to indemnify and hold harmless Alcan Asia pursuant to this Article X unless and until the China Closing occurs.
10.3    Tax Indemnification.
(h)    After the North America Closing or, solely with respect to Tax Liabilities of the China Companies, the China Closing, Sellers shall indemnify and hold Buyer and the Group Companies harmless against any (i) Liability for Taxes of a Group Company for taxable periods ending on or before the North America Closing Date or China Closing Date, as applicable, (ii) Liability for Taxes of a Group Company for the portion of any Straddle Period ending on or before the North America Closing Date or the China Closing Date, as applicable, (iii) Liability of a Group

Company under Treas. Reg. § 1.1502-6, or comparable provision of state, local or foreign Law, for Taxes of any affiliated, consolidated, combined or unitary group of Sellers or any of their Affiliates for taxable periods or portions thereof ending on before the North America Closing Date or the China Closing Date, as applicable, (iv) any Tax required to be withheld on payments made by Buyer pursuant to this Agreement to the extent required under applicable Law and (v) Liability for Taxes in respect of the China Sale, if any payable pursuant to the China Tax Circular 698; provided, however, that Sellers shall not have any liability under this Section 10.3(a) for any Taxes that are reflected as liabilities in the computation of Final North America Working Capital or Final China Working Capital.
(i)    After the North America Closing or, solely with respect to Tax Liabilities of the China Companies, the China Closing, Buyer shall indemnify and hold Sellers harmless against any Liability for Taxes of the Group Companies other than those Taxes for which Seller is liable under Section 10.3(a).
10.4    Certain Limitations.
(h)    De Minimis and Basket. Sellers shall not be required to indemnify Buyer Indemnitees with respect to any claim for indemnification pursuant to Section 10.1(a)(i) and Buyer shall not be required to indemnify Seller Indemnitees with respect to any claim for indemnification pursuant to Section 10.2(a): (i) for any particular Loss (or series of Losses relating to the same facts and circumstances) if the amount of such Loss or Losses is less than $50,000 (a “De Minimis Loss”); and (ii) (A) if both the North America Sale and the China Sale are consummated, unless and until the aggregate amount of its Losses (excluding any De Minimis Losses) exceeds 1.0% of the Final Purchase Price, or (B) if the China Sale is not consummated, unless and until the aggregate amount of its Losses (excluding any De Minimis Losses) exceeds 1.0% of the Net North America Purchase Price (the “Basket”), in which case Sellers and Buyer, as applicable, shall only be responsible for the amount of such Losses in excess of the Basket (excluding any De Minimis Losses).
(i)    Cap. If both the North America Sale and the China Sale are consummated, neither (i) the aggregate Liability of Sellers to Buyer Indemnitees under Section 10.1(a)(i) nor (ii) the aggregate Liability of Buyer to Seller Indemnitees under Section 10.2(a), shall exceed 10% of the Final Purchase Price (the “Combined Cap”). If the North America Sale is consummated but the China Sale is not consummated, neither (i) the aggregate Liability of Sellers to Buyer Indemnitees under Section 10.1(a)(i) nor (ii) the aggregate Liability of Buyer to Seller Indemnitees under Section 10.2(a), shall exceed 10% of the Net North America Purchase Price (the “North America Cap”).
(j)    Exceptions to De Minimis, Basket and Cap; Other Limitations.
(i)    The limitations in Sections 10.4(a) and 10.4(b) do not apply to any Loss resulting from a representation or warranty in any of Sections 5.1 (Authorization), 5.2 (Ownership of Shares and Capitalization), 5.3 (Ownership of Assets); 5.5 (Tax Matters), 5.15 (Brokers and Finders) or 6.1 (Authorization) or to any Losses resulting or arising from a knowing and intentional misrepresentation, willful misconduct or fraud.
(ii)    The representations, warranties, covenants and agreements contained in this Agreement are bargained for assurances between the Parties and the right to indemnification, reimbursement or other remedy based upon the representations, warranties, covenants and agreements contained in this Agreement shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after either of the Closings, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or agreement.
(iii)    The waiver of any condition based upon the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, will not affect the right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants and agreements. For purposes of this Article X, any inaccuracy in or breach of any representation or warranty and any related Losses shall be determined (i) without regard to any “in all material respects” or “material” or other similar qualification contained in or otherwise applicable to such representation or warranty other than those in Sections 5.4, 5.7, 5.9(a)(viii), 5.11(a)(i) and 6.3 and (ii) without regard to the monetary thresholds set forth in Sections 5.1(b), 5.8 and 5.10(c).
(k)    Exclusion of Certain Damages. “Losses” do not include incidental, special, consequential or punitive damages, including lost profits, except to the extent payable to a Governmental Authority or other Person in respect of a third party claim as to which such damages were assessed.
(l)    Matters Included in Post-Closing Adjustments. Buyer Indemnitees shall not be entitled to indemnification for those portions of any Losses that were specifically included in determining the calculations of Final China Working Capital, Final North America Working Capital, Final China Closing Indebtedness or the Final North America Closing Indebtedness.
(m)    Environmental Matters. Sellers shall have no Liability under Section 10.1 with respect to or arising out of any investigation, monitoring, cleanup, remediation, restoration, or treatment of surface water, sediments, soil, subsurface strata, groundwater, or ambient air at, on, under or within any portion of the real property owned or leased by the Group Companies or included in the Canada Purchased Assets after the North America Closing Date, or, solely with respect to the China Companies, after the China Closing Date, or with respect to or arising out of any voluntary disclosure to any Governmental Authority after the North America Closing Date, or, solely with respect to the China Companies, after the China Closing Date, of any fact, matter, or incident relating to Hazardous Substances that is, or would reasonably be expected to be or give rise to a claim under Section 10.1, unless such investigation, monitoring, cleanup, remediation, restoration, treatment or voluntary disclosure is required by an Environmental Law.
(n)    Single Recovery. For the avoidance of doubt, no Indemnified Party shall be compensated more than once for the same Loss.
(o)    Environmental Waiver and Release. Except for the representations and warranties expressly set forth in Section 5.12 of this Agreement and the rights of the Buyer Indemnitees to indemnification under this Article X with respect thereto: (a) all rights or remedies that the Buyer Indemnitees may have against Sellers pursuant to or under applicable Environmental

Laws with respect to any environmental matters are hereby waived; and (b) Buyer hereby agrees and covenants to release Sellers from any and all Claims, demands, Liabilities, Losses, rights and causes of action for contribution and indemnity under any Environmental Law or any other Law (including common law) that could be asserted now or in the future by Buyer and that relate to or in any way arise out of any environmental obligations of Sellers or the Group Companies.
10.5    Payment Adjustments.
(p)    Any indemnity payment made by Sellers to Buyer Indemnitees, on the one hand, or by Buyer to Seller Indemnitees, on the other hand, pursuant to this Article X in respect of any claim shall be reduced by an amount equal to (i) any insurance proceeds actually received with respect to such claim, minus (ii) any out-of-pocket expenses, premiums and reasonable attorneys’ fees relating to the recovery of such proceeds; provided that Buyer or Sellers, as applicable, shall use commercially reasonable efforts to recover such insurance proceeds in connection with making a claim under this Article X.
(q)    Any indemnification payments made pursuant to this Agreement shall be treated for Tax purposes as an adjustment to the Final Purchase Price, except as otherwise required under applicable Tax Law.
10.6    Indemnification Procedures.
(l)    Notice of Third Party Claims. In the event of any Claim asserted by a third party (a “Third Party Claim”) against a Party entitled to indemnification under this Article X (the “Indemnified Party”), notice shall be given by the Indemnified Party to the Party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of such Third Party Claim; provided, however, that the failure to give notice as herein provided shall not relieve the Indemnifying Party of its obligation to indemnify the Indemnified Party except to the extent that the Indemnifying Party shall have been materially prejudiced in its ability to defend such claim. Such notice shall (i) specify in reasonable detail the basis on which indemnification is being asserted, (ii) provide a reasonable estimate of the amount of the Losses asserted therein, (iii) specify the provision or provisions of this Agreement under which such Losses are asserted and (iv) include copies of all notices and documents (including court papers) served on or received by the Indemnified Party from such third party.
(m)    Control of Defense. Upon receipt of such notice, the Indemnifying Party may elect to assume the defense of such Third Party Claim, at the expense of the Indemnifying Party, by written notice to the Indemnified Party within twenty (20) days after the Indemnified Party has provided notice of the Third Party Claim; provided that the Indemnified Party may participate in such defense at the Indemnified Party’s expense, and the failure of the Indemnified Party to give such notice to the Indemnifying Party as herein provided shall not relieve the Indemnifying Party of its obligation to indemnify the Indemnified Party except to the extent that the Indemnifying Party shall have been materially prejudiced in its ability to defend such Third Party Claim. Except with the prior written consent of the Indemnified Party, not to be unreasonably withheld, conditioned or delayed, no Indemnifying Party, in the defense of any such Third Party Claim, shall consent to entry of any judgment or enter into any settlement that provides for injunctive or other non-monetary relief affecting the Indemnified Party or purports to obligate the Indemnified Party or requires the payment of any amounts by the Indemnified Party that will not be paid or reimbursed by the Indemnifying Party. Notwithstanding the foregoing, in the event that the Indemnified Party shall in good faith determine that the Indemnified Party may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such Third Party Claim, the Indemnified Party shall have the right, but not the obligation, at all times to take over and assume control over the defense, settlement, negotiations or Proceedings relating to any such Third Party Claim; provided that if the Indemnified Party does so take over and assume control, the Indemnified Party shall not settle such Third Party Claim without the prior written consent of the Indemnifying Party, not to be unreasonably withheld, conditioned or delayed. In all cases, the Parties shall cooperate in the defense of any Third Party Claim subject to this Article X and the records of each shall be available to the other with respect to such defense. The Party controlling the defense of such Third Party Claim shall keep the other Party reasonably advised of the status of such Third Party Claim and the defense thereof and shall consider in good faith any reasonable recommendations made by the non-controlling Party with respect thereto.
(n)    Other Claims. Promptly after an Indemnified Party sustains any Losses not involving a Third Party Claim that such Indemnified Party believes gives rise to indemnification hereunder, such Indemnified Party shall, if it intends to seek indemnification hereunder with respect thereto against an Indemnifying Party, deliver notice thereof to the Indemnifying Party in accordance with Section 10.6(a) (and containing the information required in such Section); provided, however, that the failure to give notice as herein provided shall not relieve the Indemnifying Party of its obligation to indemnify the Indemnified Party except to the extent that the Indemnifying Party shall have been materially prejudiced in its ability to defend such Claim. If the Indemnifying Party does not respond to the Indemnified Party within thirty (30) days following receipt of such notice by the Indemnifying Party, the Indemnified Party shall be entitled to resolve such Claim by litigation in accordance with Section 11.9. If the Indemnifying Party has timely disputed its Liability with respect to such Claim as provided above, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute for sixty (60) days following receipt of the dispute notice by the Indemnified Party, and if not resolved through such negotiations within such sixty (60) day period, either Party shall be entitled to resolve such dispute by litigation in accordance with Section 11.9.
(o)    Cooperation and Mitigation. The Parties shall cooperate with each other with respect to resolving any Claim or Liability with respect to which one Party is obligated to indemnify the other Party hereunder, including by using commercially reasonable efforts to mitigate or resolve any such Claim or Liability.
10.7    Survival of Representations and Warranties. All claims for indemnification under Section 10.1(a) or Section 10.2(a) with respect to the representations and warranties contained herein must be asserted on or prior to the date of the termination of the respective survival periods set forth in this Section 10.7. The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and the completion of the transactions contemplated herein, but only to the extent specified below:

(h)    except as set forth below in Section 10.7(b), (i) the representations and warranties contained in Articles V and VI with respect to the Canada Business, the Mexico Companies, the US Company and the North America Sale shall survive for a period ending eighteen months following the North America Closing Date and (ii) the representations and warranties contained in Articles V and VI with respect to the China Companies and the China Sale shall survive for a period ending eighteen (18) months following the China Closing Date; and
(i)    the representations and warranties contained in Sections 5.1 (Authorization), 5.2 (Ownership of Shares and Capitalization), 5.3 (Ownership of Assets); 5.5 (Tax Matters); 5.15 (Brokers and Finders), 6.1 (Authorization) and 6.5 (Brokers and Finders) shall survive until thirty (30) days after the expiration of the statute of limitations applicable to the particular provision at issue.
10.8    Exclusive Remedy. After the North America Closing, and solely with respect to the China Companies after the China Closing, the remedies provided in this Article X are the sole and exclusive remedies for recoveries by one Party against another Party for breaches of the representations, warranties, covenants and agreements in this Agreement and for the matters set forth in Sections 10.1, 10.2 and 10.3 as being indemnified against; provided, however, that (i) this Section 10.8 shall not limit the right of a Party to seek specific performance of this Agreement where permitted according to the terms of this Agreement or to otherwise seek any other equitable remedy and (ii) neither this Section 10.8, Section 5.16 nor Section 6.7 shall limit the right of a Party to otherwise seek any remedy for fraud, a knowing and intentional misrepresentation hereunder, or willful misconduct.
ARTICLE XI
MISCELLANEOUS
11.1    Transfer Taxes; Fees and Expenses.
(q)    Any Transfer Taxes payable as a result of the transactions contemplated by this Agreement shall be paid by the Party primarily responsible to pay such Tax under applicable Law. Subject to Section 7.16(a), Buyer shall be liable for and shall pay, or shall cause to be paid, all Transfer Taxes with respect to the sale and purchase of the Canada Purchased Assets under this Agreement. To the extent that any such Transfer Taxes relating to the Canada Purchased Assets are required to be paid by or are imposed upon Sellers, Buyer shall reimburse, or shall cause to be reimbursed, to Sellers such Taxes within five Business Days of payment of such Transfer Taxes by Sellers, except to the extent that such Transfer Taxes are covered by Buyer’s indemnification obligation in Section 7.16(a). Buyer shall pay, or shall cause the Mexico Companies to pay, on behalf of Sellers, all Transfer Taxes with respect to the sale and purchase of the Mexico Shares under this Agreement. Sellers shall reimburse Buyer, or the Mexico Companies, as applicable, for the amount of such Transfer Taxes paid on behalf of Sellers within five (5) Business Days following delivery to Sellers of evidence of the payment of such Transfer Taxes to the corresponding Mexican Taxing Authorities. All amounts payable by Buyer to Sellers hereunder do not include Transfer Taxes.
(r)    Except as otherwise provided herein, Sellers, on the one hand, and Buyer,

on the other hand, shall bear their respective expenses, costs and fees (including the fees and expenses of advisors, accountants and attorneys) in connection with the transactions contemplated hereby, including the preparation, execution and delivery of this Agreement and the Ancillary Agreements and compliance herewith and therewith, whether or not the transactions contemplated hereby and thereby shall be consummated.
11.2    Notices. Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be in writing and may be given by any of the following methods: (a) personal delivery; (b) registered or certified mail (airmail if to an address in a country other than the country in which the sender is located), postage prepaid, return receipt requested; or (c) delivery service requiring acknowledgement of receipt. Any such Notice shall be sent to the appropriate Party at its address specified below (or at such other address for such Party as shall be specified by notice given hereunder:
If to Buyer to:

General Cable Corporation
4 Tesseneer Drive
Highland Heights, KY 41076
Tel: (859) 572-8890
Attention: Robert J. Siverd, Executive Vice President & General Counsel

with a copy to:

General Cable Corporation
4 Tesseneer Drive
Highland Heights, KY 41076
Tel: (859) 572-8650
Attention: Gregory B. Kenny, President and Chief Executive Officer

If to Sellers or Sellers’ Representative to:

Rio Tinto Alcan Inc.
1188 Sherbrooke Street West
Montreal, QC H3A 3G2
Canada
Tel: (514) 848-8000
Attention: Pierre D. Chenard, Vice President and General Counsel

with a copy to:

Rio Tinto
8770 West Bryn Mawr Ave, 07J
Chicago, IL 60631

Tel: (773) 399-3046
Attention: Tim Guerra, Chief Counsel

All such Notices shall be deemed received upon (a) actual receipt thereof by the addressee or (b) actual delivery thereof to the appropriate address as evidenced by an acknowledged receipt.
11.3    Entire Agreement. This Agreement, the Confidentiality Agreement and the Ancillary Agreements (in each case, when executed and delivered) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties and their respective Affiliates and Representatives with respect to the subject matter hereof and thereof.
11.4    Amendment; Waivers. No amendment, modification or discharge of this Agreement and no waiver hereunder shall be valid or binding unless set forth in writing and duly executed by the Party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. Neither the waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any Party may otherwise have at law or in equity.
11.5    Severability. If any provision of this Agreement, including any phrase, sentence, clause, Section or subsection is inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering the provision in question inoperative or unenforceable in any other case or circumstance, or of rendering any other provision or provisions herein contained invalid, inoperative, or unenforceable to any extent whatsoever. If any provision of this Agreement shall be adjudged to be excessively broad as to duration, geographical scope, activity or subject, the Parties intend that such provision shall be deemed modified to the minimum degree necessary to make such provision valid and enforceable under applicable Law and that such modified provision shall thereafter be enforced to the fullest extent possible.
11.6    Counterparts. This Agreement may be executed in several counterparts (including by facsimile or other electronic transmission), each of which shall be deemed an original and all of which shall together constitute one and the same instrument.
11.7    Assignment; Successors and Assigns. This Agreement shall not be assignable or otherwise transferable by any Party without the prior written consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided that Buyer may assign all of its rights, interests and obligations under this Agreement to any Affiliate of Buyer without Sellers’ prior written consent, but Buyer shall not be relieved of its obligations under this Agreement, and any reference in this Agreement to “Buyer” shall be deemed to include the assignee. Notwithstanding the foregoing, any Party may assign this Agreement with notice to the other Parties in connection with the sale or transfer of all or substantially all the business or assets of such Party, whether by sale of stock, sale of assets, merger or otherwise, but no such assignment shall relieve the assigning Party of any of its Liability hereunder. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns.
11.8    No Third Party Beneficiaries. Except as provided in Sections 7.21, 10.1, 10.2 and 10.3, nothing in this Agreement shall confer any rights upon any Person other than the Parties and their respective heirs, successors and permitted assigns.
11.9    Governing Law; Jurisdiction. This Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to the conflict of Laws rules thereof to the extent such rules would require or permit the application of the Laws of another jurisdiction. The Parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of New York and the Federal courts of the United States of America located in the State, City and County of New York, and, subject to the foregoing, hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any of such document may not be enforced in or by said courts, and the Parties irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York State or Federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.2, or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.
11.10    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.
11.11    Currency. All dollar amounts set forth herein are express in the currency of the United States. All payments to be made under this Agreement by one Party to another Party shall be made in United States Dollars. Any amount to be converted from one currency into United States Dollars for the purposes of this Agreement shall be converted into an equivalent amount of United States Dollars at the average United States Dollar exchange rate for such currency during the twenty (20) Business Day period immediately preceding, and including, the date on which any payment or assessment is to be made, as set forth in the issues of The Wall Street Journal (Eastern Edition) published during such period, with the exception of any amounts related to the Final Purchase Price and any payments pursuant to Article III, which shall be converted from one currency into United States Dollars in accordance with foreign exchange rates used by Sellers at the close of business on the North America Calculation Date, or solely with respect to the China Companies, the China

Calculation Date.
11.12    Sellers’ Representative.
(e)    Each Seller hereby designates the Sellers’ Representative as attorney-in-fact and agent to act on behalf of such Seller in any amendment of or Proceeding or dispute involving this Agreement and to do or refrain from doing all such further acts and things, and to execute all such documents, as the Sellers’ Representative shall deem necessary or appropriate in conjunction with any of the transactions contemplated by this Agreement, including the power:
(i)    to take all action necessary or desirable to consummate the transactions contemplated by this Agreement;
(ii)    to negotiate, execute and deliver all ancillary agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement (it being understood that such Seller shall execute and deliver any such documents which the Sellers’ Representative agrees to execute);
(iii)    to determine any adjustment to the Purchase Price as provided in Article III;
(iv)    to enforce and protect the rights and interest of such Seller arising out of or under or in any manner relating to this Agreement and each other agreement, document, instrument or certificate referred to herein or therein or the transactions provided for herein or therein (including in connection with any and all claims for indemnification pursuant to Article X);
(v)    to enforce payment of amounts due to such Seller under this Agreement on behalf of such Seller, in the name of the Sellers’ Representative or, if the Sellers’ Representative so elects, in the name of such Seller;
(vi)    to refrain from enforcing any right of such Seller arising out of or under or in any manner relating to this Agreement;
(vii)    to give and receive all notices and communications to be given or received under this Agreement and to receive service of process in connection with the any claims under this Agreement;
(viii)    to receive payments under this Agreement and to distribute them equitably among Sellers; and
(ix)    to take all actions which under this Agreement may be taken by Sellers and to do or refrain from doing any further act or deed on behalf of Sellers which the Sellers’ Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement as fully and completely as such Seller could do if personally present.
(f)    A decision, act, consent or instruction of the Sellers’ Representative shall constitute a decision, act, consent or instruction of all Sellers and shall be final, binding and conclusive upon each such Seller, and Buyer may rely upon any decision, act, consent or instruction of the Sellers’ Representative as being the decision, act, consent or instruction of each and every Seller. Buyer is hereby relieved from any liability to any Person for any acts done by Buyer in accordance with such decision, act, consent or instruction of the Sellers’ Representative.

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.

RIO TINTO ALCAN INC.

By:    /s/ Theodore M. Tracy
    Name: Theodore M. Tracy    Title: Vice President, Rio Tinto, Mergers and Acquisitions- Authorized Signatory

ALCAN ASIA LIMITED

By:    /s/ Theodore M. Tracy
    Name: Theodore M. Tracy    Title: Vice President, Rio Tinto, Mergers and Acquisitions- Authorized Signatory

ALCAN CORPORATION

By:    /s/ Theodore M. Tracy
    Name: Theodore M. Tracy    Title: Vice President, Rio Tinto, Mergers and Acquisitions- Authorized Signatory

GENERAL CABLE CORPORATION

By:    /s/ Gregory B. Kenny
    Name: Gregory B. Kenny    Title: President and Chief Executive Officer

[Signature page to Purchase Agreement]